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05010513

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Compagnie Financiere Richemont

*CURRENT ADDRESS

**FORMER NAME

PROCESSED AUG 18 2005 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4102

FISCAL YEAR 3-31-05

- Complete for initial submissions only ** Please note name and address changes

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DAT : 8/17/05

RICHEMONT

Annual Report and Accounts 2005

Cartier

Van Cleef & Arpels

Piaget

A. Lange & Söhne

Jaeger-LeCoultre

Vacheron Constantin

Officine Panerai

IWC

Baume & Mercier

Montblanc

Montegrappa

dunhill

Lancel

Chloé

Old England

Purdey

Cautionary statement regarding forward-looking statements

This document contains forward-looking statements as that term is defined in the United States Private Securi[...] Litigation Reform Act of 1995. Such forward-lookin[...] statements are not guarantees of future performance[...] Actual results may differ materially from the forwar[...] looking statements as a result of a number of risks a[...] uncertainties, many of which are outside the Group[...] control. Richemont does not undertake to update, n[...] does it have any obligation to provide updates or to revise, any forward-looking statements.



RICHEMONT

Richemont is one of the world's leading luxury goods groups.

The Group's luxury goods interests encompass several of the most prestigious names in the industry including Cartier, Van Cleef & Arpels, Piaget, Vacheron Constantin, Jaeger-LeCoultre, IWC, Alfred Dunhill and Montblanc.

Each of the Group's brands represents a proud tradition of style, quality and craftsmanship which Richemont is committed to preserving.

The individual heritage and identity of each Maison is rigorously guarded, the designers and craftsmen being constantly challenged to keep the heritage alive through a continuous process of reinvention and innovation.

In addition to its luxury goods businesses, Richemont holds a significant investment in British American Tobacco – one of the world's leading tobacco groups.

FINANCIAL HIGHLIGHTS

All amounts in euros	2005	2004	
Sales	**3 717 m**	3 375 m	+ 10%
Operating profit	**505 m**	296 m	+ 71%
Earnings per unit	**1.588**	1.193	+ 33%
Dividend per unit	**0.50**	0.40	+ 25%
Special dividend per unit	**0.50**	–	

SALES (€ m)



2001 3 684
2002 3 860
2003 3 651
2004 3 375
2005 3 717

OPERATING PROFIT (€ m)



2001 712
2002 482
2003 259
2004 296
2005 505

EARNINGS PER UNIT (€)



2001 1.734
2002 1.479
2003 1.153
2004 1.193
2005 1.588

DIVIDEND PER UNIT (€)



2001 0.30
2002 0.32
2003 0.32
2004 0.40
2005 0.50*
SPECIAL DIVIDEND 0.50*

** Ordinary dividend of € 0.50 and special dividend of € 0.50; total dividend for the year is € 1.00 per unit.*

These results are presented on an adjusted basis, excluding the effects of goodwill amortisation and exceptional items.



Johann Rupert EXECUTIVE CHAIRMAN



Norbert Platt GROUP CHIEF EXECUTIVE OFFICER

We are happy to report strong financial results for the financial year ended 31 March 2005. After the difficulties that the luxury goods industry has faced in recent years, it is heartening to see such a strong recovery in demand and the very positive impact that this has had on the Group's profitability.

The higher sales and improved gross margin, linked to an overall increase of 5 per cent in net operating expenses for the year, have resulted in an improvement of some € 209 million in terms of operating profit, which amounted to € 505 million for the year. This also reflects the great emphasis that we have continued to place on containing costs, particularly in terms of support services in the regions and at the centre.

Profit after tax increased to € 415 million, excluding exceptional items, and the contribution from the Group's investment in British American Tobacco increased by 11 per cent to € 468 million, despite the Group's lower effective interest in the company during the year. Overall, net profit of the Group, on an adjusted basis excluding goodwill amortisation in respect of the investment in British American Tobacco and exceptional items, increased by 33 per cent to € 881 million.

Richemont's operating companies have worked hard to achieve these results and we thank our colleagues throughout the organisation for the contribution that they have all made to this success.

RICHEMONT'S LUXURY GOODS BUSINESSES

Sales, at € 3 717 million, are the second highest in the Group's history and operating profit at € 505 million – whilst not quite at the record levels achieved in 2000 and 2001 – represents a significant recovery from the results seen in the last two years.

Richemont Maisons have enjoyed good growth across all geographic regions and all of our business segments have reported higher sales.

The 'Jewellery Maisons', Cartier and Van Cleef & Arpels, saw their combined turnover increasing by 8 per cent to € 1 956 million. Cartier has performed strongly in all markets with double-digit growth in underlying sales in all regions, with the exception of Japan. New watch models such as the *Santos 100*, launched in 2004, and jewellery ranges such as the *Panthère* have all contributed significantly to the strong performance. Cartier remains the acknowledged global leader in its market.

Although small in comparison to Cartier, Van Cleef & Arpels has also posted good growth during the year. Having established a product range that embodies the values and heritage of the Maison, our goal now is to continue to gradually expand its global distribution.

This was an excellent year for Richemont's watchmakers. The majority were able to post double-digit increases in sales and demand was strong in all regions. Particularly strong growth was seen in the Asia-Pacific region and in the Americas. Notably, IWC has benefited from its roll-out into new markets, linked to the introduction of exciting new models such as the *Aquatimer*. Jaeger-LeCoultre too has continued its global roll-out and is benefiting from the increased awareness of its character as a true 'Manufacture' in terms of high watchmaking skills.



Monica Belluci we Cartier high jewell necklace with 302 diamonds and one carat cushion sapp in white gold toget with the matching

Montblanc continues to grow its global business, benefiting from the broadening of its product ranges and the extension of its network of boutiques. Although it remains focused as the world's leading luxury writing instrument producer, Montblanc is also seeing strong demand for its watch and leather goods ranges. The *TimeWalker* range of chronographs has performed extremely well and has helped the brand to further strengthen its position in terms of distribution through high-end watch and jewellery retailers.

We are pleased to report that Alfred Dunhill has reduced its level of operating losses. Sales increased by 5 per cent, with strong growth in Asia-Pacific, including China, and losses were reduced by 20 per cent. However, this is still an unsatisfactory situation. The focus for the year ahead will be to significantly improve operating efficiency within the Maison, whilst continuing to expand the sales base, particularly in China where the brand already enjoys a very strong position.

Lancel has had a testing year. With its business largely centred on the French domestic market, it has suffered from the depressed local economy and the continued low level of tourism. Sales were broadly in line with the prior year. We expect to see an improved performance in the current financial year, although much will depend on consumer confidence and levels of demand in France.

The year saw the further development of Richemont's retail distribution network. The Group opened 25 new stores, including 13 for Montblanc, and continued the programme of remodelling and refurbishing of existing stores. Cartier opened its seventh store in mainland China at Bund 18 in Shanghai in December 2004 and now has nine boutiques in the country.

The totally renovated Vacheron Constantin boutique at the home of the Maison in the heart of Geneva was reopened in December 2004, in time for the Maison's 250th anniversary year in 2005.

Van Cleef & Arpels also opened a flagship boutique in London's Bond Street, whilst September saw the opening of the refurbished Lancel store at its home on the Place de l'Opéra in Paris.

BRITISH AMERICAN TOBACCO

BRITISH AMERICAN TOBACCO PLC ('BAT')

The past year saw the disposal of the final tranche of BAT preference shares in June 2004, in accordance with the terms of the 1999 merger agreement, and a disposal by the Group to Remgro Limited, our joint venture partners in the investment in BAT, of a 0.6 per cent interest in the ordinary shareholding.

As a result of these factors, mitigated to some extent by BAT's own share buy-back programme, Richemont's effective interest in BAT declined from 19.6 per cent at 31 March 2004 to 18.3 per cent at the end of the current financial year. Nonetheless, the investment in BAT continues to represent over 40 per cent of the Group's balance sheet total and to account for more than 50 per cent of the Group's net income on an adjusted basis, before goodwill amortisation and exceptional items.

BAT contributed € 468 million to Group profit for the year, an increase of 11 per cent over the prior year, despite the lower effective interest.



artier's new
outique at Bund 18,
Shanghai

CASH FLOWS

Richemont's luxury goods businesses generated a cash flow from operations this year of € 481 million before net acquisitions of fixed assets and taxation payments. Whilst this is lower than the prior year, the difference is largely due to an increase in raw materials inventories, including gemstones and precious metals. In addition to the cash inflow of € 1 007 million in respect of the BAT preference shares and the sale of the 0.6 per cent interest in BAT ordinary shares, the Group received dividends of € 267 million from BAT.

Taking into account the Group's own dividend payment, taxation and other investing and financing activities, cash resources increased by a net € 1 147 million during the year. The Group's net indebtedness has been paid down during the year and at 31 March 2005 the Group had cash on hand, net of structural long-term borrowings, of € 617 million.

We believe that this cash generative capacity and the resultant sound financial position is one of Richemont's principal strengths. Whilst we are very confident of the prospects for the luxury goods industry, we acknowledge that the business is susceptible to the impact of economic forces and external shocks, together with the swings in consumer confidence that these can cause. The Group's financial strength is, therefore, an insurance against whatever the future may hold.

DIVIDEND

Recognising the significant upturn in Richemont's luxury goods businesses, the continuing strength of its tobacco interests and the elimination of the Group's debt, the Board has decided to recommend the payment of a total dividend of € 1.00 per unit this year. This comprises the regular dividend of € 0.50 per unit, an increase of 25 per cent over the prior year, together with a special dividend, funded from the proceeds of the liquidation of the BAT preference shareholding, of € 0.50 per unit.

The regular dividend will be paid jointly by Richemont SA, Luxembourg – which will pay € 0.46 per unit – and Compagnie Financière Richemont SA – which will pay € 0.04 per unit. The dividend payable by Compagnie Financière Richemont SA will be subject to Swiss withholding tax of 35 per cent. The special dividend will be payable by Richemont SA, Luxembourg. No withholding tax will be deductible in respect of the dividends payable by Richemont SA, Luxembourg.

SALE OF HACKETT

The Group has announced the sale of its investment in Hackett, one of the Group's smaller businesses. Although a well-established part of the Group and a growing business, Hackett is focused on the highly competitive men's tailoring business. This is an area where there are only limited synergies within the Group and, after a detailed review of the options open to Richemont, we felt that a sale to an industry specialist, which could take Hackett to the next stage in its development, was the right thing to do. The transaction will have no material impact on Richemont's balance sheet, cash flow or results for the year ending 31 March 2006.

CORPORATE GOVERNANCE

At the annual general meeting held on 16 September 2004, shareholders appointed Mr Richard Lepeu, Group Finance Director, to the Board of Compagnie Financière Richemont SA.

Mr Lepeu succeeded Mr Jan du Plessis, who left the Group last year to become Chairman of British American Tobacco plc. Jan was one of the key members of the team responsible for the creation of Richemont in 1988 and has been a valued friend and colleague over the past 17 years. He contributed hugely to the development of Richemont over that time, particularly in terms of the corporate restructuring initiatives that were undertaken, culminating in the merger of the Group's tobacco interests with British American Tobacco in 1999. BAT is in very safe hands under Jan's stewardship and we wish him every success in growing that business.





Limited edition *Si* *Leather Chassis* ballpoints and *Un* *Turbo* lighter by Alfred Dunhill


IWC

The IWC limited edition *Aquatimer Cousteau Divers* watch

At last year's AGM, we announced the appointment of Mr Norbert Platt as Group Chief Executive Officer. Mr Platt has been Chief Executive of Montblanc, one of the Group's most dynamic subsidiaries, since 1987 and has been responsible for its transformation from a German writing instrument manufacturer into a truly international, multi-product, luxury goods company. The Board has proposed that Mr Platt be appointed to the Board of Compagnie Financière Richemont SA at this year's annual general meeting.

The Board has also proposed that Ms Martha Wikstrom be appointed to the Board at this year's meeting of shareholders. Ms Wikstrom has had a very successful career in retailing and in the luxury goods industry, having worked with Nordstrom in the United States and Harrods in the United Kingdom. She is a founding partner of a number of investment funds specialising in developing luxury brands and is an industry adviser on the acquisition and development of lifestyle brands. She will bring a new vision and a wealth of industry experience to the Board.

AMERICAN DEPOSITORY RECEIPT PROGRAMME

In 1995, Richemont launched a sponsored American Depository Receipt ('ADR') programme in conjunction with Bank of New York. The ADR's were not listed but were traded 'over the counter' in the United States. This was seen as a means to allow US investors access to Richemont and mirrored the South African Depository Receipt programme launched when Richemont was founded in 1988.

Over the years, Richemont has attracted a significant US shareholder base. However, this has largely comprised institutional investors, who have preferred to invest in Richemont 'A' units directly, through the Group's principal listing on the SWX Swiss Exchange. As such, the number of ADR's in circulation remains only a small percentage of the 'A' unit capital and, after an evaluation of the alternatives, the Board has decided that the ADR programme should be withdrawn. We will work together with Bank of New York to ensure that ADR holdings are converted into 'A' units or sold, in accordance with ADR-holders' wishes. Bank of New York will contact holders with further information in due course.

No changes are planned to the South African Depository Receipt programme, which today accounts for some 30 per cent of the 'A' units in issue.


MONTBLANC
AUTOMATIC

The Montblanc *TimeWalker GMT Automatic* watch


VACHERON CONSTANTIN
GENÈVE
BAS
HAUT
1/2
25

CURRENT TRADING AND OUTLOOK FOR THE YEAR

The pattern of steady sales growth seen in the first quarter of calendar 2005 has continued into the months of April and May, when sales for the Group overall have increased by 15 per cent at actual exchange rates. The Group's watch businesses, in particular, have continued to show strong levels of growth in the first two months of the current financial year.

The Asia-Pacific and Americas regions have been the principal drivers of growth, although Europe has also produced double-digit growth during the period. Notwithstanding the relatively strong euro, we are optimistic that, barring unforeseen developments, the year ahead will be a good one for the Group.

Whilst we cannot control the external market environment, we are hopeful that the positive sales trends seen during the year gone by and in recent months will continue. Equally, the steps we have taken and are still implementing to optimise the Group's operations and improve effectiveness will continue to benefit the Group.

We will do our utmost to ensure that the central and regional service functions are optimally structured to service the needs of the Maisons and that they, in turn, are well positioned in terms of creative design, new products and resources to allow Richemont to grow and prosper in the current financial year and in the years ahead.

JOHANN RUPERT
Executive Chairman

NORBERT PLATT
Group Chief Executive Officer

Compagnie Financière Richemont SA
Geneva, 9 June 2005

Detail of the tourbill movement of the *To l'Ile* watch manufact by Vacheron Constai to celebrate its 250th anniversary



Jewellery lies at the heart of Richemont. Established in 1847 in Paris, Cartier is renowned as 'the king of jewellers and the jeweller of kings', whilst Van Cleef & Arpels, the first jewellery house to open a boutique on Place Vendôme, is one of the most prestigious and exclusive names in the world of high jewellery. Van Cleef & Arpels is actively preparing for its 100th anniversary next year.



Cartier

Established 1847
www.cartier.com



Van Cleef & Arpels

Established 1906
www.vca-jewelers.com

Cartier

13, rue de la Paix, Paris, France
Chief Executive: Bernard Fornas Finance Director: François Lepercq

The legacy of Louis-François Cartier has inspired the production of unique, innovative and remarkable products for generations; 2004 was no exception.

In terms of jewellery, Cartier enjoyed particularly strong performances from its emblematic collections: *Panthère, Trinity* and *Santos*. The launch of the *Panthère White Gold* jewellery collection saw sales double in this line, cementing the iconic status of the *Cartier Panthère*. The success of the *Trinity* relaunch proved the timeless appeal of the three gold band theme (pink gold for love, white gold for friendship and yellow gold for fidelity), which was adopted by the legendary Jean Cocteau in 1924.

To celebrate the 100th anniversary of the *Santos* watch, designed by Louis Cartier in 1904 for renowned aviator Alberto Santos-Dumont, Cartier launched the *Santos 100*, the *Santos-Dumont* and the *Santos Demoiselle* models. This new collection has proved one of the most successful watch launches in Cartier's history. The *Roadster* line, launched in 2003, has also continued to sell strongly.


CARTIER
SWISS MADE

Cartier *Santos-Dumont* watch in pink gold with mechanical movement









Cartier has continued to develop its accessories range around the symbolic *Trinity* theme; the small leather goods collection and *Trinity* pen have been well received. The *Baiser du Dragon* perfume, launched in 2003, has firmly established itself in the feminine fragrance market, whilst Cartier has revitalised its gift offering through a diverse range of clocks and cufflinks, bolstering the brand's image as a luxury gift destination.

Cartier has accelerated the roll-out of its new design of prestige boutiques, extending the impact and desirability of the Maison. Highlights of the boutique programme during the year included openings in Beirut, Casablanca, Geneva and Honolulu. Working with local partners, Cartier now has nine boutiques in China.

The Cartier Foundation for Contemporary Art marked its 20th anniversary with a series of exhibitions. These included 'Pain Couture' by Jean-Paul Gaultier, a production of ephemeral apparel for which bread dough replaces taffeta and silk; the continuing world tour of the acclaimed exhibition by Ettore Sottsass, one of the masters of contemporary design; and the Antiques Fair at the Carrousel du Louvre, where Cartier proudly displayed the world-famous 'Star of the South' diamond.

Cartier has supported its strategic product launches with the dynamism and creativity they deserve. This is borne out by the impressive results seen for the *Trinity* and *Santos* lines. At the same time, the Maison has continued to enhance its image through spectacular international events, including the Windsor Polo Tournament.

In terms of distribution, investment has been channelled towards gaining space and visibility beyond its own-store retail network. Cartier has expanded its presence in emerging markets such as China and Russia, whilst simultaneously ensuring sustainable growth in established markets, such as Japan, and developing a robust business in the United States.

BERNARD FORNAS
Chief Executive

The *Trinity* necklace: Cartier gives a new twist to the mythical Trinity ring with three intertwined gold bands



Bracelet from the high jewellery collection featuring three cushion emeralds, 452 round brilliant cut diamonds and 168 baguette cut diamonds



Van Cleef & Arpels

22, place Vendôme, Paris, France
Chief Executive & Finance Director: Michel Patout



Van Cleef & Arpels' creations represent the epitome of design, craftsmanship and stone quality in the world of jewellery.

The highly successful *Midsummer Night's Dream* collection of high jewellery was followed by a new collection, celebrating the universe of couture, which is a boundless source of inspiration for the jeweller. The result can be admired in outstanding pieces such as the *Dentelle* necklace, where white and pink diamonds are set on a white and pink gold mounting, perfectly recreating the softness and suppleness of real lace.

Alongside its collection of high jewellery, Van Cleef & Arpels enriched its *Frivole* line with a diamond edition and also successfully launched the *Hawaii* line, which pays homage to its iconic creations of the 1940s and 1950s, composed of colourful flowers set with sapphires, amethysts, citrines and tourmalines.

The watch line this year saw the introduction of a new collection for men, *Monsieur Arpels*. This new collection was inspired by the innovative creations of Pierre Arpels in 1949, when the Maison first introduced a watch with a central attachment to the watchband.

MICHEL PATOUT
Acting Chief Executive

High jewellery necklace composed of flowers set in white and pink gold with round, pear and marquise shaped diamonds



Caresse d'Eole fairy brooch with rubies featuring the Van Cleef & Arpels Mystery Setting

The Group's specialist watchmakers represent a proud tradition of style, quality and craftsmanship. Jaeger-LeCoultre, IWC and A. Lange & Söhne, which were acquired in 2000, have perfectly complemented Piaget, Vacheron Constantin, Officine Panerai and Baume & Mercier in this respect. Almost all of the Maisons were established during the 19th century. The exception to this is Vacheron Constantin, the world's oldest watch manufacturer, which has operated continuously since 1755.



PIAGET
Genève
Established 1874
www.piaget.com



A. LANGE & SÖHNE
GLASHÜTTE I/SA
Established 1845
www.lange-soehne.com



JAEGER-LECOULTRE
Established 1833
www.jaeger-lecoultre.com



VACHERON CONSTANTIN
Manufacture Horlogère Genève, depuis 1755
Established 1755
www.vacheron-constantin.com



OFFICINE PANERAI
FIRENZE 1860
Established 1860
www.panerai.com



IWC
INTERNATIONAL WATCH CO. SCHAFFHAUSEN
SWITZERLAND, SINCE 1868
Established 1868
www.iwc.com



BAUME & MERCIER
GENÈVE · 1830
Established 1830
www.baume-et-mercier.com


PIAGET

PIAGET
Genève

37, chemin du Champ-des-Filles, Geneva, Switzerland
Chief Executive: Philippe Léopold-Metzger Finance Director: Christophe Grenier

Piaget marked its 130th anniversary by establishing new headquarter offices within its Geneva manufacturing facility. In an environment where creativity and innovation prevail, it provides a unique opportunity for design, development, marketing and manufacturing teams to work hand-in-hand.


PIAGET

The Piaget *Polo Tourbillon* watch

Over 130 years, Piaget has acquired great legitimacy both as a watchmaker and as a jeweller. The *Polo Tourbillon* watch, launched during the year, is a reflection of how the two skills can blend to perfection. The movement of this watch is the thinnest shaped tourbillon movement in the world, being only 3.5mm thick; altogether this watch features 759 diamonds totalling 60.9 carats. Among the year's other innovative pieces, the *Limelight* jewellery and watch collection's unusual oval shape provides extravagance and sparkle and shows the brand's unique creativity.

Since its creation, Piaget has been a leader in developing new markets, and currently mainland China offers the potential to be a new land of opportunity. Piaget opened its fourth store in China at Scitech in Beijing and currently has 25 retailers throughout the country. Mainland Chinese already account for approximately 15 per cent of Piaget's worldwide sales. India and Russia are also viewed as promising markets.

Piaget's retail network will total 40 boutiques in 2005 and thus will be a significant contributor to the expansion of the brand. Piaget jewellery continues to grow, with increasing success in the medium and high-end segments of the market.



The Piaget *Magic Reflection* ring

Philippe Léopold-Metzger

PHILIPPE LÉOPOLD-METZGER
Chief Executive

A. LANGE & SÖHNE
GLASHÜTTE I/SA



Altenberger Strasse 15, Glashütte, Germany
Chief Executive: Fabian Krone Finance Director: Beat Bührer



A. LANGE & SÖHNE
25
MADE IN GERMANY
DOPPELFEDERHAUS

Originally founded in 1845, A. Lange & Söhne has re-established the highest standards of German watchmaking since its re-launch 15 years ago. Its master craftsmen from the Saxon town of Glashütte combine tradition, outstanding quality and exclusivity with innovation and style.

With a series of prize-winning watches such as the *Lange 1*, the *Datograph* and the *Langematik Perpetual*, the company has created timepieces that redefine the standards of haute horlogerie and restore the label 'Made in Germany' to a mark of the highest quality in watchmaking. Launched last year, the *Lange Double Split* recently won awards in Switzerland, Russia and Germany.

In 2005, the *Lange 1 Time Zone* had its premiere at the Salon International de la Haute Horlogerie in Geneva. The unique L031.1 manually-wound calibre has the typical Lange characteristics of three-quarter plate, gold chatons held by screws and hand-engraved balance cock with micro-adjustment of the patented whiplash index.

The distribution network for the A. Lange & Söhne brand was extended last year and now numbers some 180 points of sale. The focus here is on the strategic markets of America and Asia, which offer great potential. The policy of providing points of sale with 'Lange Corners' is being pursued so as to ensure a standard market presence in the retail sector. A total of 18 'Lange Corners' have currently been set up and more are planned.

With the planned expansion of the manufacturing facility through a recently-purchased site in Glashütte, investment in new technologies is set to increase still further.

FABIAN KRONE
Chief Executive

The *Lange 1 Time Zone* watch is handmade in platinum or in 18 ct gold



JAEGER-LECOULTRE

La Golisse 8, Le Sentier, Switzerland
Chief Executive: Jérôme Lambert Finance Director: François Bach

Since its foundation in 1833, Jaeger-LeCoultre has been one of the most dynamic and innovative companies in Haute Horlogerie and is one of the most fully-integrated manufacturers in the industry.

During the year, Jaeger-LeCoultre continued to assert itself as the essential reference point for fine watchmaking, introducing five new movements and nearly a dozen new models. One of these, the *Gyrotourbillon I*, produced in a limited series of 75 pieces, was a true horological milestone, winning seven of the world's most prestigious watchmaking awards.

The brand delighted its female clientele with its first ladies-only collection, *Idéale*, inspired by Jaeger-LeCoultre's famous *Duoplan* model of the 1920s; whilst a new strategic partnership with Aston Martin, and the launch of the *AMVOX1 Alarm* timepiece, renewed historic ties between the two marques that date back to the 1920s. Now, as then, the partnership is founded on common values, a shared quest for uncompromising precision and understated refinement; the *AMVOX1 Alarm* is the first of a series of timepieces that will epitomise these qualities.

Jaeger-LeCoultre consolidated its distribution network around highly visible, prestigious points of sale around the world and opened its first new concept boutiques during the year in Hong Kong and Place Vendôme, Paris.

A dynamic year resulted in strong growth and increased market share across all major markets.

JÉRÔME LAMBERT
Chief Executive


12
9
3
6
GMT
JAEGER-LECOULTRE
OUEST
EST
JOUR
NUIT
SWISS MADE

Reverso Grande GMT watch
The model features a second time zone on its reverse face

VACHERON CONSTANTIN

Manufacture Horlogère. Genève, depuis 1755.



7, quai de l'Ile, Geneva, Switzerland

Chief Executive: Claude-Daniel Proellochs Deputy Chief Executive: Juan-Carlos Torres Finance Director: Nathaly Pic

Founded in 1755, Vacheron Constantin is the world's oldest watch manufacturer in continuous production, is one of the four historical Haute Horlogerie 'majors', and is unique in Swiss watchmaking history. As the brand enters its 250th year, it has been engaged in a series of projects to highlight the occasion.

The period since the summer of 2004 has been marked by intense activity, starting with the inauguration of Vacheron Constantin's new manufacturing premises, in Plan-Les-Ouates, Geneva, in early September. This event was quickly followed by the international launch of the new *Overseas* collection in Dubrovnik, Croatia, attended by 90 press representatives from around the world.

In September, coinciding with Richemont's 'Watches and Wonders' exhibition in Beijing, Vacheron Constantin presented a classic watch to Pu Ren, the brother of the last emperor, as a testimony to the deep-rooted relationship between Vacheron Constantin and China. Among the other events, Vacheron Constantin reopened its fully renovated boutique located at the Quai de l'Ile, Geneva, its historical birthplace.

The 250th anniversary itself was marked by the launch of five Anniversary designs: the unique *L'Esprit des Cabinotiers* clock, the *Tour de l'Ile* (the world's most complicated wristwatch), the *St-Gervais* model (a world record-breaker with its guaranteed 250 hours of power reserve), the *Métiers d'Art* set of four enamelled pieces reflecting the four seasons of the year and the *Jubilé 1755*, incorporating a brand new Vacheron Constantin automatic movement.

Vacheron Constantin performed strongly in all markets during the year and the quarter of a millennium anniversary celebrations should allow the Maison to build strongly upon its established markets in Asia, Europe and the Americas.

CLAUDE-DANIEL PROELLOCHS
Chief Executive

JUAN-CARLOS TORRES
Deputy Chief Executive


VACHERON CONSTANTIN

The *Tour de l'Ile* watch features 16 complications and a double-face display

OFFICINE PANERAI
FIRENZE 1860



Piazza S. Giovanni, 16R Palazzo Arcivescovile, Florence, Italy
Chief Executive: Angelo Bonati Finance Director: Giorgio Ferrazzi

Founded in Florence in 1860, Officine Panerai has an established heritage of developing precision instruments, including its famous underwater watches for the Italian Navy.

Since its acquisition by Richemont in 1997, Panerai has rapidly established itself as a reference brand in the market for sports watches. Its history, reputation for technical innovation, authenticity and reliability were key factors in defining Panerai's identity: a brand of value, reserved for connoisseurs and lovers of high quality watchmaking.

The opening of the Shanghai boutique this year signalled Panerai's entry into the Chinese market, which will present considerable opportunity for future growth. Following the success enjoyed in Europe in recent years, Panerai is now focused on the United States, Asia and Japan, where it has made strong progress and sees great potential.

The product launch strategy for the last year was to extend the collection, while maintaining coherence with the brand and its origins, in particular the essential technical quality that typifies Panerai. New products have involved the *Radiomir* and *Luminor* ranges. The *Radiomir* line has been given a higher profile across all markets in the form of the *Radiomir 8 Days* and the *Radiomir Black Seal*. Both models have enjoyed considerable sales success.

In the *Luminor* family, publicity has surrounded the use of the *Arktos* prototype watch by extreme sportsman Mike Horn in his exploration of the Arctic Circle. Continuing in its tradition of water resistance, Panerai has also launched two important new versions of the *Luminor*: the *Luminor Chrono 1000m* and *Luminor Submersible 2500m*.



ANGELO BONATI
Chief Executive

The Panerai *Luminor Arktos Amagnetic* watch



IWC

INTERNATIONAL WATCH CO. SCHAFFHAUSEN
SWITZERLAND, SINCE 1868

Baumgartenstrasse 15, Schaffhausen, Switzerland
Chief Executive: Georges Kern Finance Director: Matthias Schuler

IWC Schaffhausen is steadily strengthening its position internationally and consolidated its worldwide acceptance very successfully in 2004.


IWC
SCHAFFHAUSEN
DAYS

The *Portuguese Automatic* model in 18 ct rose gold with brown crocodile leather strap

The *Aquatimer* family, which was launched in partnership with The Cousteau Society, is responsible on the one hand for the tremendous success during the past year. The association with the legend of marine scientist Jacques-Yves Cousteau made the *Aquatimer* models incredibly popular, and demand was accordingly high. IWC, on the other hand, as 'The Engineer of fine Watchmaking', has pushed ahead with the continuing development of its movements and has added new mechanisms featuring elaborate 'complications'.

The *IWC Calibre 50010* – the largest of all the automatic movements available on the world market – powers the *Portuguese Automatic* and IWC has accomplished an exclusive watch complication in the *Portuguese Tourbillon Mystère*. IWC remains true to its credo: Probus Scafusia – good, solid craftsmanship from Schaffhausen. This pledge is the expression of a philosophy that has been valid ever since IWC was founded by Florentine Ariosto Jones in the year 1868.

2004 saw the opening of the first IWC boutiques in Las Vegas, Dubai and Singapore. With these boutiques, IWC laid another milestone in its drive into the Asian and American markets, both of which are reporting outstanding rates of growth.

GEORGES KERN
Chief Executive

BAUME & MERCIER
GENEVE · 1830



61, route de Chêne, Geneva, Switzerland
Chief Executive: Michel Nieto Finance Director: Jean-Baptiste Dembreville

The Baume & Mercier watchmaking house, established in 1830, continues to distinguish itself with its combination of expertise and innovation. Classic or modern, each creation impresses by its purity of form and aesthetic elegance.

Baume & Mercier's design studio celebrated the 10th anniversary of the flagship *Hampton* line with a special collection and a feminine, white design that drew on the unifying features of the four *Hampton* watch models: *Hampton Classic, Milleis, Spirit* and *City*.

The year also saw the rebirth of classic brand icons from Baume & Mercier's history. The legendary *Riviera*, created in 1973, was wholly restyled to give its original 12-sided watchcase and flexible bracelet a 21st century incarnation. Meanwhile, the new *Classima Executive* watch added a larger size case and refined profile to the charismatic personality of the original.

The launch of *Vice Versa* – a luxury ladies' watch displaying time underneath the wrist rather than above it – confirmed, yet again, Baume & Mercier's reputation for innovation and provided female customers with an alternative watch design concept.

Brand awareness was enhanced by a new global advertising campaign and further extended through the increased roll-out of dedicated Baume & Mercier 'corners' in jewellers and watch retailers in the United States, Asia and Latin America.

Baume & Mercier is currently enjoying strong growth in each of these markets. A particularly good position has been established in the emerging market of China.

MICHEL NIETO
Chief Executive


BAUME & MERCIER
GENEVE
AUTOMATIC
BAUME & MERCIER
GENEVE

The new *Classima Executive XL* models

Montblanc is one of the world's best-known international luxury brands. Its famous 'white star' symbolises the brand's dedication to high quality materials and master craftsmanship as well as being a distinctive design.



MONT BLANC

Established 1906
www.montblanc.com

Montegrappa, the oldest Italian manufacturer of prestige writing instruments is appreciated and sought out by connoisseurs and collectors worldwide.



1912 Montegrappa

Established 1912
www.montegrappa.com



Hellgrundweg 100, Hamburg, Germany
Joint Chief Executives: Lutz Bethge & Wolff Heinrichsdorff Finance Director: Roland Hoekzema

Founded in 1906, Montblanc has been a byword for luxury writing instruments for nearly a century. Well known for its tradition of fine European craftsmanship, the Maison is recognised today for manufacturing timeless luxury symbols.

The *Meisterstück* – the classic fountain pen first produced in 1924 – remains the icon of the Montblanc brand, creating a solid platform on which the company has built successful ranges of watches, fine leather goods and jewellery accessories.

Overcoming the previous financial year's challenges of SARS and the Iraq war, Montblanc saw another good year of growth in its writing instruments business, with an exceptional contribution from the newly introduced metal and rubber model in the *StarWalker* range.

Montblanc added a *Jewels* line to the popular *Bohème* range, targeting a female audience. A particular highlight was the launch of the *Salvador Dalí* fountain pen, exclusively limited to 100 pieces and sold out before delivery.

Montblanc has gained a strong foothold in the leather goods and watch markets. The recently launched leather collection *NightFlight* – a fabric mix made of silk and cotton, combined with soft black calf skin – is generating high demand from younger lifestyle-oriented customers, particularly in Asia.

Montblanc extended its strong *TimeWalker* range of chronograph watches to include a *Chronograph Automatic*, which has quickly proven to be a best seller. Catering for female customers has delivered remarkable success, with up to 50 per cent of selected watch ranges being sold to women.



The *Bohème Jewels* fountain pen in amethyst







The year saw the launch of an international charity campaign in partnership with the Entertainment Industry Foundation (EIF), featuring the actors Johnny Depp and Julianne Moore. In the United States, this generated significant publicity and high brand impact at points of sale, especially in the jewellery trade. The initiative was subsequently extended to Japan, China and South Korea.

Other important communication initiatives included Montblanc's co-operation with the UNICEF campaign against illiteracy, the 2004 China Friendship Tour of the Montblanc-sponsored 'Philharmonia of the Nations', and the annual 'Young Director's Project' in Salzburg. In addition, major events like the 'Women's World Award', hosted by Mikhail Gorbachev, have further enhanced the brand's position as a cultural leader.

Montblanc has continued to expand its worldwide retail network to 247 outlets. Flagship stores like New York City's Madison Avenue boutique display the entire range of Montblanc products and embody the brand philosophy. Regional expansion has led to significant growth in Asia, South America and the Middle East. In China, Montblanc has increased its network to over 100 shop-in-shop installations, equipped with Montblanc furnishings.

Financially, the year recorded steady growth, building a solid foundation for the company's future strategy.



LUTZ BETHGE
Joint Chief Executive



WOLFF HEINRICHSDORFF
Joint Chief Executive



The limited edition *Salvador Dalí* fountain pen celebrates the 100th anniversary of the artist's birth

Montegrappa


Montegrappa

43-45 Via Ca' Erizzo, Bassano del Grappa, Italy
Chief Executive: Sergio De Bon Finance Director: Paolo Valente

Montegrappa, the first Italian luxury pen manufacturer, has been synonymous with accentuating the pleasure of writing since 1912.

This past year has been marked by several significant developments for Montegrappa, including the opening of new markets in the Middle East, an area of great potential for the brand. Having already opened four shop-in-shops in mainland China, Montegrappa successfully launched its first boutique store in Hong Kong at Ocean Terminal in the Tsim Sha Tsui district.

Two product launches during the last year embodied the consistent qualities of Montegrappa's handcrafted, luxury writing instruments. The *Portrait Pen* collection is more than a limited edition; not even numbered, it is simply a collection of unique pieces, handcrafted and individually decorated to meet the demands of each client. The *Extra 1930* meanwhile reinterpreted a classic 1930 model that encapsulated Montegrappa's brand values of innovation and tradition.

Montegrappa is in a perfect position to satisfy the challenging and rarefied demands of a true luxury market, producing rare and precious writing instruments of undeniable value.

SERGIO DE BON
Chief Executive



The *Portrait Pen* –
more than a limited edition

Leather and accessories have been an integral part of Alfred Dunhill's activities since the brand's establishment in 1893, coinciding with the dawn of the motorcar era. Alfred Dunhill saw this as an opportunity and converted his father's business from the manufacture of horse carriage fittings to motoring accessories. That business formed the basis for dunhill's international presence today.



dunhill

Established 1893
www.dunhill.com

Established in 1876, Lancel has been developed into an international luxury brand by generations of craftsmen. Today it offers a wide range of luggage, handbags, small leather goods and other accessories.


LANCEL

LANCEL
PARIS

Established 1876
www.lancel.com

dunhill



50 Jermyn Street, London, United Kingdom
Chief Executive: Simon Critchell Finance Director: Andrew Merriman

Since its launch in 1893, Alfred Dunhill has been a watchword for English luxury. With its new, high-profile team of British designers, the company continues to focus on creating products which are innovative, unexpected and practical as well as truly masculine and unmistakably English.

Following the cut-backs in its distribution network, Alfred Dunhill is re-establishing itself. Although still loss-making, it is re-invigorating its product lines.

The company's leather goods business went from strength to strength with the launch of three new lines and saw impressive sales growth. New products launched within the last two years now comprise over 70 per cent of Alfred Dunhill's total leather goods sales.

The year saw the launch of a radical new timepiece collection under the original 1903 signature of A. Dunhill Ltd. The collection has been praised by the watchmaking community for its innovation; two models, the *SP 30* and the *X-Centric*, have patents pending.

Inspired by Alfred Dunhill writing instruments of the early 1930s, the launch of the elegant *Sidecar Collection* increased sales in this category by over 70 per cent, with further additions to the model range planned for 2006.

New retail stores were opened in key markets during the year including Osaka, the brand's fourth freestanding store in Japan, and on Canton Road, Hong Kong. In September 2004 Alfred Dunhill acquired the business of its distributor in South Korea and now has six stores in the country. The number of boutiques increased by 16 per cent during the year, while key licences were signed for golfwear in China and South Korea and for eyewear globally.

Bulldog sterling silver cufflinks and paperweight






UNIT PER HOUR



True to its motoring tradition, Alfred Dunhill continues to be actively involved in the Goodwood Festival of Speed, where it sponsors the exclusive Drivers' Club. The brand's long association with golf continues through the *dunhill links championship* played at St Andrews, Carnoustie and Kingsbarns in Scotland. This event teams the world's leading professional golfers with celebrity amateurs from the worlds of sport and screen.

In March 2005, Alfred Dunhill launched a new print advertising campaign bringing together the brand's iconic leather ranges with its rich motoring heritage.

Alfred Dunhill will continue to focus on its leather accessories with the launch of two new ranges in 2006, supported by further innovative launches in the timepiece market. The brand will also celebrate the 75th year of its famous association with the Namiki pen company of Japan, as well as the 50th anniversary of the iconic *dunhill Rollagas* lighter.

SIMON CRITCHELL
Chief Executive



The *Sidecar* double document case and briefcase with collapsible handle, crafted from rich, grained cowhide

LANCEL
PARIS



8, place de l'Opéra, Paris, France
Chief Executive: Philippe Berlan Finance Director: Anne-Sophie Rataux

Since its creation in 1876, Lancel has successfully moved with the times through the dynamism of its accessory collection, marketing and distribution.


LANCEL

Although the Maison continues to face difficulties in its home market, the past year has seen numerous projects which establish a firm foundation for future growth.

The successful renovation of the flagship Opéra boutique in Paris was the perfect opportunity to modernise the image of the Maison while at the same time honouring the strong historical roots associated with this boutique location. For the reopening, Lancel forged an exciting partnership with young designers to revisit one of its iconic products: the *Elsa* handbag.

Thanks to its original creations, Lancel has been able to project a message of creative dynamism much appreciated by a younger clientele sensitive to the latest trends.

International distribution saw the opening of new points of sale in Russia, China and the Middle East, working with local partners in each market, as well as corners in several prestigious department stores in Japan.

The renewal of the collection has continued to fuse modern 'vibes' with a typical Lancel spirit. New lines met with acclaim from both the press and distributors, and a new watch collection further enriched the product range. A new advertising campaign embodied the brand's evolution, reviving Lancel's sense of humour and elegance while affirming its status as an essential reference point for style.

PHILIPPE BERLAN
Chief Executive

Lancel's iconic travel line, made of canvas trimmed with natural leather

OTHER BUSINESSES

Chloé offers an exciting combination of tradition linked to contemporary styling and particularly appeals to a younger clientele.



Chloé

Established 1952
www.chloe.com

Established in 1867, Old England is dedicated to tradition, applying its irreplaceable know-how and heritage to the latest fashion trends.



D ENGLAND

1867
OLD ENGLAND
PARIS

Established 1867
www.oldengland.com

One of the world's leading gun and rifle makers, Purdey has been granted a Royal Warrant of Appointment by every English monarch from Queen Victoria to Queen Elizabeth II.



PURDEY

Established 1814
www.purdey.com

Chloé



54-56, rue du Faubourg Saint-Honoré, Paris, France
Chief Executive: Ralph Toledano Finance Director: Sophie Macieira-Coelho

The momentum of the Chloé brand proved unstoppable in the last year, establishing its status as a market leader in the fashion industry.

An exciting blend of sophistication and refinement, paired with fresh, edgy design, has been added to Chloé's historical qualities of romance and femininity. The October 2004 and March 2005 shows were greeted with acclaim by the press and the retail industry and, in November 2004, Artistic Director Phoebe Philo won the 'Designer of the Year' prize at the British Fashion Awards.

The year saw significant growth in all product lines and across all territories.

Products have consistently sold out in every category; the *Silverado* bag has continued to perform exceptionally; and there are lengthy waiting lists for the new *Paddington* bag.

The brand is present in the most prestigious specialty stores all over the world, and shop-in-shops have been opened in major department stores, for both ready-to-wear and leather goods products.

There were significant new store openings in Munich and Moscow, and renovations in Paris and Kuwait. The coming year will see a further increase in the retail network, with openings already scheduled for Paris, Tokyo, Beijing, Shanghai, Los Angeles, Bangkok, Taipei and São Paulo.



Silk dress from the Autumn/Winter 2004-2005 collection

RALPH TOLEDANO
Chief Executive

OLD ENGLAND®
PARIS



12, boulevard des Capucines, Paris, France
Chief Executive: Marc Vincent Finance Director: Robert Mouyal

First established in 1867, Old England this year fused its reputation for tradition and luxury with a new role as an ambassador in Paris for young English fashion designers. The cosy atmosphere of the shop has been preserved, but giving free rein to creativity and eccentricity has greatly enlarged Old England's market reach.

Old England now displays the best of English design with a cutting-edge mix of British products: Philip Treacy hats, Madeleine Press jeans, Lulu Guinness and Anya Hindmarch handbags, Patrick Cox, Gola and Emma Hope shoes, Timothy Everest and Duchamp for men.

Students from Central St Martins College of Art and Design in London helped revisit the iconic Old England duffel coat, contributing to the rejuvenation of the classic clothing line.

To ensure a higher brand profile, Old England has introduced a sharper image to its catalogues, the principal marketing channel, and has launched a new partnership strategy with selected brands.

MARC VINCENT
Chief Executive

PURDEY
Gun & Rifle Makers



Audley House, 57-58 South Audley Street, London, England
Chief Executive: Nigel Beaumont Finance Director: Marion Shaw

James Purdey established his business in London in 1814 to make the best quality sporting guns and rifles. Now, 191 years on, James Purdey & Sons is internationally recognised as one of the world's finest gunmakers.

New investment in technology in recent years has increased the precision of the engineering for Purdey's basic parts, improving quality and productivity.

Despite a weak dollar adversely affecting new gun orders from America, orders have increased. The United States, for 30 years Purdey's biggest market, is now equalled by new business from emerging markets in Europe and elsewhere.

Shooting clothing and accessories is an increasingly important aspect of Purdey's business, now accounting for over 20 per cent of sales turnover. The Mayfair shop enjoyed record sales growth during the year, whilst sales to retailers in the United States and Europe demonstrated the strong potential of the Purdey name.

The year has seen the finalisation of the Group's Code of Ethics and Corporate Social Responsibility Guidelines. These are aimed at establishing a framework for the operating companies within the Group in terms of Richemont's values and policies.

As a member of the global community, Richemont has always regarded acting as a responsible corporate citizen to be an integral part of the way the Group does business. It prides itself on maintaining high standards of integrity and honesty in carrying out its business activities and expects the support of its managers, its employees, suppliers and associates in pursuing these goals.

The guidelines set out broad principles broken down into six main areas – customers, employees, communities in which Group companies operate, the environment, business partners and shareholders.

Within the framework of the annual report it is not possible to deal fully with the broad topic that corporate social responsibility represents. Rather, the Group will make use of the Richemont internet site to give fuller information on corporate social responsibility related issues. Below, we present a short review of two specific areas of the Group's involvement in supporting both employees and the community in which it operates.



THE GROUP'S COMMITMENT TO DEVELOPING NEW TALENT

Richemont has undertaken a number of initiatives which emphasise the importance the Group attaches to creativity and the development of new talent.

Notable this year is the development of the Creative Academy in Milan under Richemont's patronage. The first intake of students was in 2004, with students following one of two complementary paths leading to the award of Master of Arts degrees in either Creative Design or Creative Management. Students are required to have completed an undergraduate degree in business, graphics, fashion or jewellery design and preference is given to applicants with previous work experience in these areas. Special emphasis is placed on the integration of the theoretical aspects of the course with concrete design projects. Executives from across the Group are involved in the programme, as are experts in various fields from outside the Group.

In terms of its watchmaking activities, Maisons within Richemont are actively involved in the training of apprentices, who train for Swiss government-certified qualifications. These training courses embrace the whole range of watchmaking skills, covering the manufacture of watch movements, stone setting, polishing and cutting. Training lasts between two to four years, depending on the speciality chosen, linked to extended practical experience in the industry. During the year under review, the Group had some 100 watchmaking apprentices working in its manufacturing operations in Switzerland and at Glashütte in Germany.

Richemont's jewellery Maisons are built on the heritage of design and craftsmanship and these companies continue to invest in the development of new craftsmen and women.

Opened in Paris in 2002, L'Institut Joaillerie de Cartier has as its objective the perpetuation and further development of the jeweller's skill-set at the highest possible level. Through the jewellery institute, Cartier seeks to allow the most talented young jewellers a special, in-depth apprenticeship, learning from some

Apprentices at IW(learn the craft of th watchmaker in its many different forr of the world's most skilled craftsmen. The institute also enables those skilled jewellers to build on their experience, refining further their skills and developing new techniques.



Five times Tour de France winner Miguel Indurain from Spain poses with children at the launch of the Sozo Business Against Crime Project in South Africa

THE LAUREUS SPORT FOR GOOD FOUNDATION

A practical example of Richemont's commitment to support the broader community is its involvement in the Laureus Sport for Good Foundation.

Laureus was launched jointly by Richemont and DaimlerChrysler in 2000 as a means of recognising the talents of the world's leading sportsmen and women. Each year, at a gala ceremony broadcast to over 185 countries, Laureus World Sports Awards are presented to those athletes who have reached the pinnacle of achievement in the world of sports.

Linked to these awards is the Laureus World Sports Academy, whose 40 members are a roll-call of the world's elite athletes. Led by Edwin Moses, Chairman, together with Nawal El Moutawakel and Boris Becker, Vice Chairpersons, the Academy seeks to harness the power of sport to bring about social change around the world. Funded through the Laureus Sport for Good Foundation, particular emphasis has been placed on selecting projects which allow children in some of the world's poorest and most deprived communities to come together and benefit from the sense of purpose and comradeship that sport can offer.

The Laureus Sport for Good Foundation supports projects in 20 countries around the world, helping over 130 000 children and young people. The global foundation, based in London, supports 16 projects addressing such issues as AIDS, landmines and environmental awareness. In addition, six national foundations have been established, which collectively support 21 projects in Argentina, Germany, France, Italy, South Africa and the United States.

Projects range from Project Sozo in South Africa's Western Cape region, which is aimed at addressing the social problems of crime, gangsterism and drug abuse, to the Foundation's involvement with the Special Olympics Unified Sports Programme in China, which brings together handicapped athletes with their peers without disabilities for training and friendly competition. The programme, which is active in 24 major cities across China, helps break down social taboos and promotes the integration of disabled children into the community.

In Mendoza, Argentina, the West City project aids more than 400 children in a family-like club. In addition to sports training, the project teaches the importance of fitness, a healthy diet and study. As well as equipping the children with useful practical skills, the project encourages teamwork, friendship and discipline. Sport and recreation are also important incentives to the children of the slums of Mumbai, where the Magic Bus project creates classrooms without walls and runs sports sessions across the city.

The ethos of the Laureus Sport for Good Foundation is underpinned by the words of Nelson Mandela: "Sport has the power to change the world".

GENERAL PRINCIPLES

Richemont is committed to maintaining a high standard of corporate governance. It subscribes to the principles laid down in the Swiss Code of Best Practice for Corporate Governance published by 'economiesuisse', the Swiss Business Federation.

The Group's principles of corporate governance are embodied in the statutes of both Compagnie Financière Richemont SA and Richemont SA, Luxembourg, in the Corporate Governance Regulations and in the terms of reference of the Audit, Compensation and Nomination Committees of the Compagnie Financière Richemont SA Board.

This section of the annual report follows the recommendations of the Swiss Exchange 'Directive on Information Relating to Corporate Governance' ('DCG'). Headings follow the format of the DCG. In certain instances, where the issues contained in the directive do not apply to Richemont or where the amounts involved are not material, no disclosure may be given.

1. GROUP STRUCTURE AND SIGNIFICANT SHAREHOLDERS

Structure

Richemont equity units comprise shares in Compagnie Financière Richemont SA indivisibly twinned with participation certificates issued by its wholly-owned subsidiary, Richemont SA, Luxembourg. As such, the Board of Compagnie Financière Richemont SA is the Group's supervisory board, composed of a majority of non-executive directors, whilst the Board of Richemont SA, Luxembourg acts as the Group's management board.

The businesses in the Group operate in five identifiable main business areas: (i) jewellery, (ii) watchmaking, (iii) writing instruments, (iv) leather and accessories and (v) other products. Each of the Maisons in the Group enjoys a high degree of autonomy, with its own management group under a chief executive officer. To complement those businesses, the Group has established central functions and a regional structure around the world to provide central controlling and support services in terms of distribution, finance, legal and administration services.

Details of the principal companies within the Group, including the market capitalisation of its listed associate, are set out opposite. Richemont's own market capitalisation is stated in section 2, 'Capital Structure', of this report.

Compagnie Financière Rupert

Compagnie Financière Rupert, a partnership limited by shares established in Switzerland, holds 52 200 000 Richemont 'B' registered units representing 9.1 per cent of the equity of the Group and controlling 50 per cent of the voting rights at the level of Compagnie Financière Richemont SA. Mr Johann Rupert, the Executive Chairman of Richemont, is the sole General Managing Partner of Compagnie Financière Rupert.

Compagnie Financière Rupert does not hold any Richemont 'A' units. Trusts and other entities in the shareholding structure above Compagnie Financière Rupert have indicated to the Company that they, together with parties closely related thereto, held a total of 135 426 'A' units, or the equivalent thereof in the form of Depository Receipts, as at 31 March 2005.

Other significant shareholders

The Capital Group Companies Inc, Los Angeles, formally advised the Company in January 2003 that, at that date, client accounts and investment funds under the management of its subsidiary companies held 52 501 787 Richemont 'A' bearer units representing 5.03 per cent of the voting rights at the level of Compagnie Financière Richemont SA. In February 2005, the Company received notification from the Capital Group Companies Inc, Los Angeles, of a reduction in its shareholding to 50 185 417 Richemont 'A' bearer units, representing 4.81 per cent of the voting rights in the Company.

Country of incorporation	Location	Name of company	Effective interest	Share capital (currency 000's)
Subsidiary undertakings				
France	Paris	Cartier SA	100.0%	€ 24 392
	Paris	Chloé International SA	100.0%	€ 4 000
	Paris	Lancel SA	100.0%	€ 157 462
	Paris	Old England SA	98.9%	€ 1 783
	Paris	Van Cleef & Arpels Holding France SA	100.0%	€ 17 519
Germany	Münich	Richemont Northern Europe GmbH	100.0%	€ 13 064
	Glashütte	Lange Uhren GmbH	100.0%	€ 550
	Hamburg	Montblanc – Simplo GmbH	100.0%	€ 1 724
Hong Kong	Hong Kong	Richemont Asia Pacific Limited	100.0%	HK$ 2 500
Italy	Milan	Richemont Italia SpA	100.0%	€ 10 000
	Milan	Officine Panerai Marketing e Communicazione Srl	100.0%	€ 90
Japan	Tokyo	Richemont Japan Limited	100.0%	JPY 250 000
	Tokyo	Alfred Dunhill Japan Limited	100.0%	JPY 90 000
	Tokyo	Montblanc Japan Limited	100.0%	JPY 90 000
Luxembourg	Luxembourg	Richemont Finance SA	100.0%	€ 350 000
	Luxembourg	Richemont Luxury Group SA	100.0%	€ 3 000 000
Netherlands	Amsterdam	Cartier International BV	100.0%	€ 17 697
	Amsterdam	Montblanc International BV	100.0%	€ 2 886
Russia	Moscow	LLC Richemont Luxury Goods	100.0%	RUR 50 000
Switzerland	Geneva	Baume & Mercier SA	100.0%	SFr 100
	Geneva	Cartier SA	100.0%	SFr 1 000
	Geneva	Cartier International SA Genève	100.0%	SFr 500
	Villars-sur-Glâne	Richemont International SA	100.0%	SFr 1 007 500
	Schaffhausen	IWC International Watch Co. AG	100.0%	SFr 100
	Le Sentier	Manufacture Jaeger-LeCoultre SA	100.0%	SFr 100
	La Côte-aux-Fées	Piaget SA	100.0%	SFr 128
	Geneva	Richemont Suisse SA	100.0%	SFr 4 850
	Geneva	Richemont Securities SA	100.0%	SFr 100
	Geneva	Vacheron & Constantin SA	100.0%	SFr 100
	Villars-sur-Glâne	Van Cleef & Arpels Logistics SA	100.0%	SFr 31 387
United Kingdom	London	Alfred Dunhill Limited	100.0%	£ 114 421
	London	Cartier Limited	100.0%	£ 4 200
	London	Hackett Limited (sold June 2005)	100.0%	£ 10 582
	London	James Purdey & Sons Limited	100.0%	£ 1 635
	London	Richemont Holdings (UK) Limited	100.0%	£ 129 672
United States of America	Delaware	Richemont North America Inc.	100.0%	US$ 127 179
Joint venture – tobacco				
Luxembourg	Luxembourg	R&R Holdings SA	66.7%	£ 948 000
				Market capitalisation
Associated undertaking – tobacco				
United Kingdom	London	British American Tobacco p.l.c.*	18.3%	£ 19 935 million

**British American Tobacco ordinary shares are quoted on the London Stock Exchange (ISIN GB 0002875804).*

As at the date of this report, the Company has received no other notifications of significant shareholdings representing in excess of 5 per cent of the voting rights.

Cross shareholdings

Richemont does not hold an interest in any company which is itself a shareholder in the Group.

2. CAPITAL STRUCTURE

Shares and participation certificates

In accordance with the articles of incorporation of both companies, shares issued by Compagnie Financière Richemont SA have been twinned with participation certificates issued by its wholly-owned subsidiary Richemont SA, Luxembourg to form Richemont 'A' and 'B' units. There are 522 000 000 'A' bearer units and 52 200 000 'B' registered units in issue. Richemont 'A' bearer units are listed on the SWX Swiss Exchange and traded on virt-x, whilst the 'B' registered units are not listed and are held by Compagnie Financière Rupert, as detailed above.

Each 'A' bearer share in Compagnie Financière Richemont SA with a par value of SFr 1.00 is twinned with one participation certificate in Richemont SA of no par value to form one Richemont 'A' unit in bearer form. Every ten 'B' registered shares in Compagnie Financière Richemont SA with a par value of SFr 0.10 each are twinned with one registered participation certificate in Richemont SA with no par value to form one 'B' unit, issued in registered form. Further details are given in note 20 to the consolidated financial statements on page 80 of this report.

Holders of 'A' and 'B' units enjoy equal dividend rights. In prior years, dividends have not been declared in respect of the share capital issued by Compagnie Financière Richemont SA. Rather, Richemont SA, Luxembourg has distributed dividends in respect of the participation certificates in issue. In respect of the financial year ended 31 March 2005, Compagnie Financière Richemont SA has also proposed to distribute a dividend.

The units were split on a one hundred-to-one basis with effect from 12 November 2001. No other changes to the capital structure have been effected over the last three years.

At 31 March 2005, Richemont's market capitalisation, based on a closing price of SFr 37.55 per unit and a total of 522 000 000 'A' equity units in issue, was SFr 19 601 million. The overall valuation of the Group at the year end, including both the listed 'A' units and unlisted 'B' units, was SFr 21 561 million.

Dividend

In respect of the financial year ended 31 March 2005, a dividend of € 1.00 per unit has been proposed. This comprises the regular dividend of € 0.50 per unit, together with a special dividend of € 0.50 per unit. The regular dividend will be paid jointly by Richemont SA, Luxembourg – which will pay € 0.46 per unit – and Compagnie Financière Richemont SA – which will pay € 0.04 per unit. The special dividend will be paid by Richemont SA, Luxembourg.

Unit buy-back programmes

Over the course of the period from March 1999 to 31 March 2005, the Group has repurchased a total of 29 845 960 'A' units through the market in support of equity-based incentive schemes for executives. In February 2004, the Board of Compagnie Financière Richemont SA approved the buy-back of a further 10 000 000 units over the period to February 2006. Of this programme, 5 000 000 units had been purchased up to 31 March 2004 and are reflected in the aggregate figure of 29 845 960 units referred to above. During the year under review, the Group did not buy back any further units. However, the Group expanded its programme to hedge obligations under the Richemont stock option plan, by purchasing over-the-counter call options over 4 000 000 units. Up to March 2005, executives had exercised options over 5 877 352 units, resulting in a balance of 23 968 608 'A' units held by the Group at 31 March 2005. Details of the Group's stock option plan are set out in section 5 of this report and in note 24 to the consolidated financial statements on page 84 of this report.

The reserve for treasury units, which forms an element of unitholders' equity in the consolidated balance sheet, decreased by a net € 30 million as a consequence of the exercise of options by executives and the consequent delivery of 'A' units from the Group to the executives. Further details are given in note 21 to the consolidated financial statements on page 80 of this report.

Voting rights

Shares in Compagnie Financière Richemont SA have been indivisibly twinned with participation certificates issued by Richemont SA, Luxembourg to form Richemont 'A' and 'B' units.

Holders of Richemont units may attend and vote at meetings of shareholders of Compagnie Financière Richemont SA. They may attend in person or may appoint the Company or a third party to represent them at the meeting.

There is no limit on the number of units that may be held by any given party nor any restriction on the voting rights attaching to those units.

The statutes of Richemont SA provide that holders of participation certificates may vote on all issues which have a direct bearing on the participation certificate capital. They may attend in person or may appoint the Company or a third party to represent them at any such meeting. Compagnie Financière Richemont SA holds the entire issued share capital of Richemont SA. Accordingly, participation certificate holders have no right to attend meetings of shareholders of Richemont SA, Luxembourg.

Richemont 'A' and 'B' units have equal rights to share in dividends and capital. As a consequence, however, of the differing nominal values of the 'A' and 'B' shares in Compagnie Financière Richemont SA, each 'B' unit conveys the right, in normal circumstances, to 10 votes at meetings of shareholders of Compagnie Financière Richemont SA, whereas each 'A' unit conveys the right to one vote at such a meeting. Richemont 'B' units, which represent 9.1 per cent of the Group's equity, therefore control 50 per cent of the votes at meetings of shareholders of Compagnie Financière Richemont SA. The 'B' registered units are entirely held by Compagnie Financière Rupert. In accordance with Swiss company law, certain resolutions relating to the capital structure of the Company, the transfer of its registered office or its dissolution, require the approval of two thirds of the shares represented at the meeting and an absolute majority of the nominal share capital.

Statutory quorums

The general meeting of shareholders of Compagnie Financière Richemont SA is the ultimate decision-making forum of the Company. Resolutions of the general meeting are generally passed by an absolute majority of the votes represented at the meeting. As detailed above, certain resolutions may require the approval of two thirds of the shares represented at the meeting and an absolute majority of the nominal share capital.

The Annual General Meeting in respect of the financial year ended 31 March 2005 will be held on 15 September 2005 in Geneva. The agenda for that meeting is set out on page 108 of this report. The notice period and agenda in respect of the meeting follow the requirements of Swiss company law. Holders of a minimum of one million 'A' units, which reflects a holding of 'A' shares in Compagnie Financière Richemont SA with a nominal value of SFr 1 million, may request that an item be placed on the agenda for the meeting. Such requests must be submitted, in writing, at least 20 days in advance of the deadline for publication of the formal notice convening the meeting.

South African Depository Receipts

Richemont Securities SA, a wholly-owned subsidiary of Compagnie Financière Richemont SA, acts as depository for the issuance, transfer and cancellation of Richemont South African Depository Receipts ('DRs'), which are traded on the JSE Securities Exchange South Africa. DRs trade in the ratio of 10 DRs to each Richemont 'A' unit. The terms and conditions applicable to DRs are set out in the Deposit Agreement entered into between Richemont Securities SA, as Depository, and Compagnie Financière Richemont SA and Richemont SA, Luxembourg, as issuers.

In its capacity as depository, Richemont Securities SA holds one 'A' unit in safe custody for every 10 DRs in issue. Richemont Securities SA's interest in the 'A' units that it holds is therefore non-beneficial. At 31 March 2005, Richemont Securities SA held 160 543 267 Richemont 'A' units, representing some 31 per cent of the 'A' units, in safe custody in respect of DRs in issue.

Dividends received by Richemont Securities SA are payable in rand to South African residents. Dividends are converted upon receipt by Richemont Securities SA and remitted to the holders of DRs.

Holders of DRs issued by Richemont Securities SA are not entitled to attend the shareholders' meeting or to vote in person. Rather, DR holders are canvassed as to their voting instructions by Richemont Securities SA, which then represents the holders as their proxy at the Annual General Meeting.

American Depository Receipts ('ADRs')

Bank of New York operates a sponsored ADR programme in respect of Richemont 'A' units, the ADRs trading in a 1:1 ratio with the underlying units. Richemont ADRs are traded over-the-counter in the United States.

Due to limited interest in this programme, the Board of Compagnie Financière Richemont SA has decided that it should be withdrawn. Bank of New York will contact holders of ADR's in order to ensure that the programme is terminated in a satisfactory manner.

Transferability of units

Richemont's listed 'A' units are issued in bearer form. Accordingly, there is no register of shareholdings and there are no restrictions on transfers of unit holdings, transfers being effected by the delivery of the relevant unit certificate. Unit certificates embody both the share certificate in respect of Compagnie Financière Richemont SA and the related participation certificate in respect of Richemont SA. Given this indivisible twinning of shares in Compagnie Financière Richemont SA with participation certificates issued by Richemont SA, which is reflected in the statutes of both companies, a transfer of shares cannot be effected without the corresponding transfer of the related participation certificate.

Transfers of the unlisted 'B' registered shares in Compagnie Financière Richemont SA, which are held solely by Compagnie Financière Rupert, must be approved by the Board of Directors of the Company.

3. BOARD OF DIRECTORS

Responsibilities and membership

The Board of Directors of Compagnie Financière Richemont SA, the parent company, is responsible for the overall strategic direction of the Group and the appointment of senior management. In addition, it is responsible for establishing financial controls and appropriate procedures for the management of risk within the Group as well as the overall supervision of the business. The Board is responsible for the preparation of the financial statements of the Company and of the Group and for the organisation of the annual meeting of shareholders.

The Board is composed principally of non-executive directors with diverse professional and business backgrounds. Nine nationalities are represented on the Board, which was composed of 13 members at 31 March 2005. Board members are elected at each year's Annual General Meeting for a term of one year.

In terms of its regular business, the Board generally meets for half a day to a full day, five times per annum. Further meetings on specific topics are held on an ad hoc basis. The Board also meets with executive management for two days each year to review the strategic direction of the Group's businesses. The Executive Chairman, Group Chief Executive Officer and Group Finance Director establish agendas for meetings of the Board, financial reports and supporting information in respect of agenda items being circulated to members of the Board in advance of each meeting. Directors may ask that an item be placed on the agenda for any meeting.

At the annual meeting of shareholders of Compagnie Financière Richemont SA held on 16 September 2004, Mr Richard Lepeu, Group Finance Director, was elected to the Board of the Company, following the resignation of Mr Jan du Plessis in April 2004 from the Board of Compagnie Financière Richemont SA and of Richemont SA to allow him to take up the position of Chairman of British American Tobacco p.l.c. Mr Lepeu's biography appears on page 43 of this report. Mr Norbert Platt, appointed as the Group Chief Executive Officer in September 2004, has been nominated to the Board of Compagnie Financière Richemont SA, subject to the approval of shareholders at the Annual General Meeting to be held in September 2005. His biography appears on page 45 of this report.

Ms Martha Wikstrom has been nominated to the Board of Compagnie Financière Richemont SA, subject to the approval of shareholders at the Annual General Meeting to be held in September 2005. Ms Wikstrom has a background in the acquisition and development of luxury and lifestyle brands and is a Non-Executive Director of Bally International Ltd.

During the year under review three directors of Richemont SA resigned from that company's Board. In addition to Mr Jan du Plessis, Dr Franco Cologni retired from his executive role within Richemont SA in November 2004. He continues to serve as a director of Compagnie Financière Richemont SA and remains a member of Richemont's Strategic Product and Communication Committee. Ms Isabelle Guichot resigned from her position as Chief Executive Officer of Van Cleef & Arpels and of Lancel and from the Group's management board and left the Group in January 2005, in order to diversify her experience in an external organisation.

Since the year end, two further directors of Richemont SA have resigned from the Board of that Company and one new appointment has been made. Ms Dominique Jousse, Human Resources Director, resigned from the Board and left the Group in April 2005, and Mr Yannick Lakhnati, Chief Operating Officer, resigned and left the Group in May 2005. At a meeting of shareholders of Richemont SA held in June 2005, Mr Thomas Lindemann, Group Human Resources Director, was appointed to the Board of that Company.

Mr Simon Critchell resigned from his position as Chief Executive Officer of Alfred Dunhill in June 2005 but will remain a member of the Richemont SA Board until 31 March 2006.

Board Committees

In terms of the Group's framework of corporate governance, the Board of Compagnie Financière Richemont SA has established an Audit Committee, a Compensation Committee and a Nominations Committee. The composition of these Committees is indicated in the biographical notes on Board members set out below. No corporate governance committees have been established by the Board of Richemont SA, Luxembourg, given its role as the Group's management board.

Audit Committee

The four members of the Audit Committee are non-executive directors. The Group Finance Director attends all meetings, as do the Head of Internal Audit and representatives of PricewaterhouseCoopers SA, the Group's external auditors. Meetings of the Committee are held at least three times per annum. The Committee meets in camera with the external auditors during the course of each meeting. The Audit Committee's principal tasks are to:

- satisfy itself that the consolidated financial statements follow approved accounting principles and give a true and fair view of the Group's financial position and results;
- recommend to the Board the appointment, re-appointment or dismissal of the external auditors and keep under review their independence and objectivity as well as their level of remuneration;

- examine and review, with both external and internal auditors, the adequacy and effectiveness of the Group's management information systems as well as accounting, financial and operational controls;
- oversee the effectiveness of the Group's Internal Audit function and to liaise with the Head of Internal Audit on all matters of significance arising from the department's work;
- examine and review the adequacy, effectiveness and integrity of the processes to assure the Group's compliance with all applicable laws and regulations; and
- ensure compliance with the Group's internal Corporate Governance regulations, including the Code of Conduct for Dealings in Securities, and its internal commitment approval procedures.

Compensation Committee

The Compensation Committee comprises three non-executive directors. To assist it in its deliberations it may draw on support from the Group's internal specialists and external advisors. Meetings of the Committee are held as necessary but at least twice per annum.

The function of the Committee is to establish a framework for determining the remuneration of Group executives and to establish the remuneration to be paid to non-executive directors and key executive directors.

The Committee also approves awards to the senior management group in respect of the Group's stock option plan.

Nominations Committee

The Nominations Committee consists of the non-executive directors meeting under the chairmanship of the Executive Chairman.

The principal functions of the Committee are to advise the Board of Compagnie Financière Richemont SA in areas such as the composition and size of the Board and the criteria to be applied in the selection of new members of the Board and management.

In addition, the Committee is responsible for the nomination of directors to serve on board committees and the management board.

BOARD OF DIRECTORS OF COMPAGNIE FINANCIÈRE RICHEMONT SA



Johann Rupert
EXECUTIVE CHAIRMAN

South African, age 55
Appointed to the board 1988

Mr Rupert studied economics and company law at the University of Stellenbosch, South Africa and has had an extensive career in international business and finance. He has served on the boards of Rothmans International and British American Tobacco and was Executive Chairman of Rand Merchant Bank. He became Group Chief Executive of Richemont on its formation in 1988 and assumed the role of Executive Chairman in September 2002. He further served as Group Chief Executive Officer during the period from October 2003 to September 2004. He is Non-Executive Chairman of Remgro Limited and of VenFin Limited. Mr Rupert is Chairman of the Nominations Committee.



Jean-Paul Aeschimann
NON-EXECUTIVE DEPUTY CHAIRMAN

Swiss, age 71
Appointed to the board 1988

Maître Aeschimann graduated in law from the University of Neuchâtel, studied at Harvard University and has been admitted to the Bar of Geneva. He is a practising lawyer and is a senior partner of Lenz & Staehelin, based in Geneva. He serves on the board of Barclays Bank (Suisse) S.A. as well as a number of Swiss subsidiaries of the Total group. Lenz & Staehelin acts as legal counsel to Richemont and to Compagnie Financière Rupert and Maître Aeschimann is the Special Auditor of Compagnie Financière Rupert. Maître Aeschimann is Chairman of the Audit Committee and is a member of the Compensation Committee and the Nominations Committee.



Franco Cologni
SENIOR EXECUTIVE DIRECTOR

Italian, age 70
Appointed to the board 2002

Dr Cologni is a graduate of the University of Milan, where he later became a professor. As a writer, he has published several books and articles, in particular on luxury goods, jewellery and watches, and is the publisher and editor-in-chief of the "Cartier Art" magazine. He joined Cartier in 1969 and served as Managing Director and Chairman of Cartier International. Dr Cologni has also been closely involved with the Group's watch brands and serves as Chairman of the Supervisory Board of the Comité International de la Haute Horlogerie. He is founder of the Richemont Creative Academy which offers Masters degrees in design and creative management. Dr Cologni is a member of the Strategic Product and Communication Committee of the Group.



Richard Lepeu
GROUP FINANCE DIRECTOR

French, age 53
Appointed to the board 2004

Mr Lepeu is a graduate of the Institut d'Etudes Politiques de Paris and the Université de Sciences Economiques de Paris X. He worked in international corporate finance before joining Cartier in 1979 as assistant to the President. Within Cartier, he was appointed Company Secretary in 1981 and became Director of Finance and Administration in 1985 before being appointed Chief Executive in 1995. He became Chief Operating Officer of Richemont in 2001 and was appointed as Group Finance Director in May 2004. Mr Lepeu is also a member of the Boards of Richemont SA, Richemont Japan and Richemont North America.



Leo Deschuyteneer
NON-EXECUTIVE DIRECTOR

Belgian, age 74
Appointed to the board 1998

Mr Deschuyteneer is a graduate in economics and holds a doctorate in law from the University of Brussels. He was a Fullbright scholar and holds an MBA from Temple University of Philadelphia. He has participated in the Advanced Management Program at INSEAD. He is an active partner in the management of Sofina SA, a Belgian investment company, which is an investor in Richemont. He has been involved with Richemont's luxury goods businesses for a number of years, having previously served as a director of Vendôme Luxury Group. He is also a director of various European companies, including Sidro, Sofindev, Colruyt, Cerepfi and Mecaniver and is a member of the Executive Committee of the Belgian National Theatre. Mr Deschuyteneer is a member of the Audit Committee and the Nominations Committee.



Lord Douro
NON-EXECUTIVE DIRECTOR

British, age 59
Appointed to the board 2000

Lord Douro holds an MA degree from Oxford University. He has broad experience in banking and finance and served previously as Chairman of Dunhill Holdings and as Deputy Chairman of Vendôme Luxury Group, which were subsidiaries of the Group. He was a member of the European Parliament from 1979 to 1989 and was Chairman of Sun Life and Provincial Holdings from 1995 to 2000. He is currently Chairman of the Framlington Group and is a director of Sanofi-Aventis and of Pernod Ricard and is a Commissioner of English Heritage. Lord Douro is a member of the Nominations Committee.



Yves-André Istel
NON-EXECUTIVE DIRECTOR

American, age 69
Appointed to the board 1990

Mr Istel graduated in economics from Princeton University and has had an extensive career in investment banking. He was Managing Director and a member of the board of Lehman Brothers from 1977 to 1983; Co-Chairman of First Boston International from 1984 to 1988; Chairman of Wasserstein Perella & Co International from 1988 to 1992; and Vice Chairman of Rothschild Inc from 1993 to 2002. He is currently Senior Advisor to Rothschild Inc and a member of its Investment Banking Committee. He is a director of the boards of Imperial Sugar Company, Valeo S.A., GenuOne Inc, and Tiedemann Trust Company and a member of its Investment Committee and its Trust & Investment Committee. He is a member of the advisory board of Healthpoint Partners. In addition, he is Chairman of the advisory board of the Remarque Institute, New York University; the Center for French Civilisation and Culture, New York University; The European Institute; and Fondation Saint-John Perse. He is also a member of the board of the French-American Foundation; the Council on Foreign Relations and Action Against Hunger, USA; the Board of Overseers, New York University and the Advisory Council in the Department of French and Italian, Princeton University. Mr Istel is a member of the Audit Committee and the Nominations Committee.



Simon Murray
NON-EXECUTIVE DIRECTOR

British, age 65
Appointed to the board 2003

Mr Murray was educated at Bedford School in England and attended SEP Stanford Business School in the United States. He began his business career at Jardine Matheson, with ultimate responsibility for the company's engineering and trading operations, as well as holding directorships in various affiliated companies. In 1980, he formed his own project advisory company mainly involved in financing capital-intensive engineering projects in the Asia-Pacific region. He subsequently became the Group Managing Director of the Hong Kong based conglomerate Hutchison Whampoa. He pioneered that company's entry into the mobile telecommunication business and developed its energy business. He joined Deutsche Bank Group as Executive Chairman Asia-Pacific in 1993, supervising the Group's operations in the region. He subsequently founded Simon Murray & Associates and its subsidiary General Enterprise Management Services Ltd, a private equity investment management company. Mr Murray is a member of the Nominations Committee.



Alain Dominique Perrin
EXECUTIVE DIRECTOR

French, age 62
Appointed to the board 2003

Mr Perrin is a graduate of the Ecole des Cadres et des Affaires Economiques, Paris (E.D.C.). He joined Cartier in 1969, assuming a series of roles in that organisation and served ultimately as President of Cartier International SA. He has been responsible for the creation of the Fondation Cartier pour l'Art Contemporain in Paris and the launch of the annual Salon International de la Haute Horlogerie. He serves on the management committees of a number of non-profit organisations and is President of the Ecole de Dirigeants et Créateurs d'entreprise (E.D.C.). Mr Perrin was Chief Executive of Richemont SA overseeing the Group's luxury goods business from 2001 to 2003.



Alan Quasha
NON-EXECUTIVE DIRECTOR

American, age 55
Appointed to the board 2000

Mr Quasha is a graduate of Harvard College, Harvard Business School, Harvard Law School and New York University Law School. After practising law he moved into commerce and is now President of Quadrant Management Inc, an investment management business based in New York. He served as a director of Richemont SA, Luxembourg from 1988 up until the time he joined the Board of Compagnie Financière Richemont SA and was Chief Executive Officer of North American Resources Limited, formerly a joint venture between Richemont and the Quasha family, between 1988 and 1998. He is also Chairman of Harken Energy Company, Chairman of Carret Asset Management Group LLC and a past director of American Express Funds. He is a past governor of the American Stock Exchange, is Chairman of the Visiting Committee of Harvard University's Weatherhead Centre for International Affairs and is Chairman of the American Brain Trauma Foundation. Mr Quasha is a member of the Nominations Committee.



Lord Renwick of Clifton
NON-EXECUTIVE DIRECTOR

British, age 67
Appointed to the board 1995

Lord Renwick is a graduate of Cambridge University and served in the British diplomatic service, rising to become Ambassador to South Africa from 1987 to 1991 and Ambassador to the United States from 1991 to 1995. He is currently Vice Chairman, Investment Banking of JPMorgan Europe and of JPMorgan Cazenove. He is Chairman of Fluor Limited and a director of BHP Billiton, British Airways, Fluor Corporation and SABMiller. He is also a trustee of The Economist. Lord Renwick is Chairman of the Compensation Committee and is a member of the Audit and Nominations Committees.



Jürgen Schrempp
NON-EXECUTIVE DIRECTOR

German, age 60
Appointed to the board 2003

Prof. Schrempp holds a degree in mechanical engineering from the University of Applied Science in Offenburg, Germany. He is Chairman of the Board of Management of DaimlerChrysler AG and is one of the principal architects of Daimler-Benz's successful 1998 merger with Chrysler Corporation. During his over 40 years with the company, Prof. Schrempp served as President of Mercedes-Benz of South Africa, Deputy Board Member of Daimler-Benz AG responsible for Commercial Vehicles and Chairman of the Board of Management of Daimler-Benz Aerospace AG. He was named Chairman of Daimler-Benz AG in 1995. Prof. Schrempp is a Non-Executive Director of Sasol Ltd. and Vodafone Group plc. He is Chairman of the Southern Africa Initiative of German Business and a member of the South African President's International Investment Council. Additional positions include membership of the Advisory Board of Deutsche Bank AG, the European Advisory Board of Harvard Business School and the German Council of INSEAD. Prof. Schrempp holds a Professorship of the Federal State of Baden-Württemberg, Germany, an honorary Doctorate of the University of Graz, Austria, and an honorary Doctorate of Commerce (H.C.) of the University of Stellenbosch, South Africa. He is a member of the Nominations Committee.



Ernst Verloop
NON-EXECUTIVE DIRECTOR

Dutch, age 78
Appointed to the board 1998

Mr Verloop holds a degree in law from Utrecht University. He enjoyed a long and successful international career with the Unilever group, rising to become an executive director of Unilever NV and Unilever PLC. He has served on the boards of a number of leading Dutch and international companies, associations and state enterprises and was Chairman of the Unilever-Erasmus University Visiting Professorship in Marketing Foundation. He was Chairman of the Supervisory Board of Rothmans Europe (Nederland) BV and was a director of Rothmans International BV when those companies were subsidiaries of the Group. He is currently Chairman of the Central Museum Committee of Utrecht. Mr Verloop is a member of the Nominations Committee and the Compensation Committee.

4. SENIOR MANAGEMENT

The Board of Richemont SA, a directly held, wholly-owned subsidiary of Compagnie Financière Richemont SA, functions as the Group's management board.

BOARD OF DIRECTORS OF RICHEMONT SA

Johann Rupert
EXECUTIVE CHAIRMAN
(For biographical details see page 42.)



Norbert Platt
GROUP CHIEF EXECUTIVE OFFICER

German, age 58
Appointed to the board 2000

Mr Platt graduated with a BSc in precision mechanical engineering from the University of Frankfurt/Main and has studied business and management topics at Harvard Business School and at INSEAD. He worked for a number of years in the field of precision instruments, working with Rollei in Germany and internationally, becoming CEO of Rollei Singapore and Managing Director of Rollei Fototechnic in Germany. He joined Montblanc in 1987 and was President and CEO of Montblanc International. Mr Platt was appointed Group Chief Executive Officer in September 2004. He remains a member of the management board of Montblanc International Holding and is Non-Executive President of Montblanc International. He has been nominated to the Board of Compagnie Financière Richemont SA, subject to the approval of shareholders at the Annual General Meeting to be held on 15 September 2005.

Richard Lepeu
GROUP FINANCE DIRECTOR
(For biographical details see page 43.)



Yannick Lakhnati
CHIEF OPERATING OFFICER

French, age 46
Appointed to the board 2003, resigned May 2005

Mr Lakhnati is a graduate from the Institut Supérieur de Gestion in Paris. After a career in management consulting, he joined Remgro Limited, in South Africa in 1994 rising to become Chief Executive Officer of one of the subsidiaries in its Industrial Division. He joined Richemont as Chief Operating Officer in January 2004 and resigned from the Board of Richemont SA on 31 May 2005.



Callum Barton
CHIEF EXECUTIVE OF RICHEMONT NORTH AMERICA

British, age 55
Appointed to the board 2000

Mr Barton is a graduate of the University of East Anglia and qualified as a Chartered Accountant in 1973. He joined Cartier, Paris in 1975 and was Finance Director of Les Must de Cartier before moving to Geneva to become Managing Director of Piaget and Baume & Mercier in 1988. He transferred to London as Chief Executive of Alfred Dunhill in 1997 and took up his current position in New York in 2001. He is Chairman of Alfred Dunhill and of Cartier Inc. and is a founding member of the Laureus Sport for Good Foundation, USA.



Henry-John Belmont
DIRECTOR OF HAUTE HORLOGERIE

French, age 64
Appointed to the board 2001

Mr Belmont studied engineering at the Ecole Polytechnique in Grenoble, France and holds an MBA from INSEAD at Fontainebleau. He has a background in precision engineering and was Chief Executive of Yema-Matra prior to joining Jaeger-LeCoultre in 1987, where he became Chief Executive. Having overseen the integration of Jaeger-LeCoultre, IWC and A. Lange & Söhne with the Group's other specialist watch brands, he is now responsible for Richemont's overall watch movement manufacturing strategy.



Piet Beyers
MARKETING SERVICES DIRECTOR

South African, age 55
Appointed to the board 2000

Mr Beyers holds BComm and LLB degrees from the University of Stellenbosch, South Africa and an MBA from the University of Cape Town. Prior to joining the Group, he had an extensive career in industry and was inter alia Managing Director of Cadbury, South Africa. Mr Beyers is a member of the Group's Strategic Product and Communication Committee and is responsible for the provision of Marketing Services to the Maisons. He is also a director of British American Tobacco p.l.c., Remgro Limited, VenFin Limited and Distell Limited.



Giampiero Bodino
GROUP ART DIRECTOR

Italian, age 44
Appointed to the board 2004

A graduate of the Insitute of Applied Arts and Design of Turin where he specialised in art styling, industrial design and architecture, Mr Bodino has had an extensive career in the design industry. His association with the Group, which began in 1990, extends across most of the Maisons and has involved watches, jewellery, accessories and writing instruments. In February 2002 he became Creative Director for the Group and a member of the Strategic Product and Communication Committee. He was subsequently appointed Cartier Creative Director and in February 2004 became Group Art Director and a member of the Board of Richemont SA.



Pilar Boxford
GROUP PUBLIC RELATIONS DIRECTOR

British, age 53
Appointed to the board 2004

Ms Boxford graduated in Economics and Finance from the Institut d'Etudes Politiques de Paris. She joined Cartier Paris in 1979 as Product Manager – Perfumes and subsequently became responsible for Cartier's worldwide public relations strategy. In 1984, she transferred to Cartier London as Communications Director and became a member of the management board of Cartier UK Limited. She was appointed Group Public Relations Director in February 2004. Her primary role is to support the Maisons in the development of effective PR strategies with a view to strengthening their presence on the world stage.



Simon Critchell
CHIEF EXECUTIVE OF ALFRED DUNHILL

British, age 59
Appointed to the board 2001, resigned June 2005

Mr Critchell is a graduate of Kings College, London and holds an MBA from INSEAD. He had a career in sales, marketing and general management before joining the Group in 1990. Prior to joining Alfred Dunhill in 2001, he was Chief Executive of Richemont North America and of Cartier Inc. He is a member of the Board of Richemont North America and serves as a member of the Corporate Council of the Whitney Museum of Art, New York. Mr Critchell resigned from his position as Chief Executive of Alfred Dunhill in June 2005 but will remain a member of the Board of Richemont SA until 31 March 2006.



Bernard Fornas
CHIEF EXECUTIVE OF CARTIER

French, age 58
Appointed to the board 2002

Mr Fornas graduated from Lyon Business School and holds an MBA from the Kellogg School of Management. He has worked with a number of companies in the consumer products field prior to joining Cartier as International Marketing Director in 1994. He subsequently became Chief Executive of Baume & Mercier and was appointed Chief Executive of Cartier in 2002.



Alan Grieve
DIRECTOR OF CORPORATE COMMUNICATIONS

British, age 53
Appointed to the board 2004

Mr Grieve holds a degree in business administration from Heriot-Watt University, Edinburgh and is a member of the Institute of Chartered Accountants of Scotland. Prior to joining Richemont's predecessor companies in 1986, he worked with Price Waterhouse & Co (now PricewaterhouseCoopers) and Arthur Young (now Ernst & Young). He served as Company Secretary of Richemont since its formation in 1988 until being appointed to the Board of Richemont SA in February 2004. He has been involved in many aspects of the Group's financial management, serving also on the boards of a number of the Group's subsidiary companies. He is a director of various subsidiary companies within the VenFin Limited and Remgro Limited groups of companies.



Isabelle Guichot
CHIEF EXECUTIVE OF VAN CLEEF & ARPELS

French, age 40
Appointed to the board 2003, resigned January 2005

Ms Guichot graduated with an MBA from l'Ecole des Hautes Etudes Commerciales (H.E.C.), Paris in 1986, joining Cartier International immediately thereafter. She worked in many areas of that company and was appointed Commercial/Sales Director in 1992 before being made Managing Director of Cartier SA in France in 1996 and assuming her role as Chief Executive of Van Cleef & Arpels in 1999. In 2003 Ms Guichot also assumed the role of Chief Executive of Lancel. She resigned from the Board of Richemont SA and left the Group in January 2005.



Dominique Jousse
HUMAN RESOURCES DIRECTOR

French, age 46
Appointed to the board 2000, resigned April 2005

Ms Jousse is a graduate of the Sorbonne in economics and business management and has a post-graduate qualification in human resource management from the Institut de Gestion Sociale, Paris. She has held a number of senior positions in international human resources, having worked with Citibank, General Electric, LVMH and Andersen Consulting (now Accenture) and was International Human Resources Director of Cartier International from 1996 to 1999. Ms Jousse resigned from the Board of Richemont SA on 30 April 2005.



Albert Kaufmann
General Counsel

Swiss, age 57
Appointed to the board 2000

Mr Kaufmann holds a degree from the Faculty of Law of the University of Geneva and has been admitted to the Geneva Bar. He joined Cartier in 1974 to lead its legal department and has since been responsible for the legal affairs of the Group's luxury goods companies. He was a member of the board of Cartier International and was a director of Vendôme Luxury Group. He was appointed as Group General Counsel in 1999. Mr Kaufmann is a member of the board of the Swiss Watch Federation.



Eloy Michotte
Corporate Finance Director

Belgian, age 57
Appointed to the board 1988

Mr Michotte graduated in engineering from the University of Louvain in Belgium and holds an MBA from the University of Chicago. He has had an extensive career in international business and finance, having worked with Ford, McKinsey & Co and Bankers Trust Company prior to joining Richemont at the time of its formation in 1988. As Head of Corporate Finance, he has responsibility for mergers and acquisitions and serves on the boards of a number of companies in which the Group has an interest.



Frederick Mostert
Chief Intellectual Property Counsel

South African, age 45
Appointed to the board 1994

Dr Mostert holds a masters degree from Columbia University School of Law in New York City and a doctorate from the University of Johannesburg. He is a member of the New York Bar and has practised corporate law at Shearman and Sterling and international intellectual property law at Fross, Zelnick, Lehrman & Zissu in New York. He joined Richemont in 1990. He is Honorary Chairman of the International Trademark Association, serves on the Advisory Board of the McCarthy Center for Intellectual Property and Technology Law and is Vice Chairman of GenuOne Inc.



Jan Rupert
Manufacturing Director

South African, age 49
Appointed to the board 2000

Mr Rupert is a graduate in mechanical engineering from Stellenbosch University and has had an extensive career in production management in the tobacco and watchmaking industries. He was Manufacturing Director of Rothmans International and assumed his current role with the Group in 1999, in which capacity he has overall responsibility for the Group's manufacturing strategy.

The Board of Richemont SA typically meets five times per annum, for half a day to a day. It is composed of the Executive Chairman, the Group Chief Executive Officer and the Group Finance Director together with the Chief Executive Officers of certain leading business units as well as regional and functional heads. At 31 March 2005, the Board had 18 members, two of whom also served on the Board of Compagnie Financière Richemont SA during the year under review. Appointments to the management board are made by the Board of Compagnie Financière Richemont SA upon the recommendation of the Nominations Committee.

The executive management is charged by the Board of Directors of Compagnie Financière Richemont SA with implementing the strategic policies determined by the Board. It is empowered to conduct the day-to-day strategic and operational management including, inter alia, the financial management of the Group. It is responsible for the management of the Group's underlying businesses and investments, subject at all times to an obligation to provide adequate information on the development of those businesses to the Board.

Management contracts

There are no contracts between the Group and any third parties for the management of any subsidiary or associated company in the Group.

5. COMPENSATION, UNITHOLDINGS AND LOANS

Compensation policy

The Group's compensation policies are designed to ensure that Group companies may attract and retain management talent, recognising the international nature of its businesses. The Group sets high standards in the selection of executives, recognising their importance to the long-term development of the business.

In addition to a basic salary, executives may receive short-term performance-related bonuses and will generally be eligible to participate in the Group's stock option plan, details of which are set out below. The Group does not operate any schemes to issue shares or units to executives as part of their remuneration package.

The Compensation Committee of the Board of Compagnie Financière Richemont SA is responsible for determining the remuneration of the members of the Board of Directors, the Executive Chairman and members of senior management.

Non-executive directors receive an annual fee for their services. They are not eligible for performance-related payments and do not receive awards under the Group's stock option plan.

Compensation to executive directors and senior management

The total level of compensation paid to executive directors of Compagnie Financière Richemont SA and members of the Board of Richemont SA, the management board, including pension contributions, benefits in kinds and all other aspects of remuneration but excluding the value of awards under the Group's stock option plan, amounted to € 26 060 000.

Compensation to non-executive directors

Total fees and other remuneration paid to non-executive directors during the year amounted to € 862 000. Included within this figure is an amount of € 235 000 paid to a non-executive director for consultancy and advisory services. No option grants are made to non-executive directors.

Additional fees and remuneration

In addition to fees paid in respect of Board membership, Me Jean-Paul Aeschimann, the Deputy Chairman, is a partner in a professional firm, Lenz & Staehelin, which received fees totalling € 523 000 from Group companies during the year under review for advice on legal and taxation matters.

Compensation to former directors or senior management

No such payments were made during the year under review.

Allotment of units

No units were allotted to directors or members of the management board during the year under review.

Unit ownership

As at 31 March 2005 non-executive directors and parties closely linked to them owned a total of 48 100 Richemont 'A' units. Executive directors and members of the management board and parties closely linked to them held a total of 221 310 Richemont 'A' units at that date. As noted above, Mr Johann Rupert is the General Managing Partner of Compagnie Financière Rupert, which holds the 52 200 000 'B' registered units in the Group. Parties associated with Compagnie Financière Rupert held a further 135 426 'A' units or 'A' unit equivalents at 31 March 2005.

Stock option plan

The Group operates a long-term unit-based compensation scheme whereby executives are awarded options to acquire units at predetermined market-linked prices. No awards under the stock option plan have been made to non-executive directors.

Richemont agrees with the principle that stock options form part of compensation and that the issue of new shares to meet the obligations under stock option plans results in unfavourable dilution. For this reason, Richemont has implemented a series of buy-back programmes since 1999 to acquire 'A' units to meet the obligations under its unit-based compensation schemes. By using its own capital to acquire these units, Richemont has effectively reflected the cost of the unit-based compensation schemes in the profit and loss account by way of a financing charge.

Awards under the Group's stock option plan will not result in the issue of new capital and, in consequence, there will be no dilution of current unitholders' interests.

Details of options held by executive directors and members of the management board under the plan at 31 March 2005 are as follows:

Granted during the year ended 31 March	Exercise price SFr	Expiry dates	Number of options
2000	24.25	2009	225 000
2003	24.25	2009	4 777 000
		2010	15 000
		2011	189 750
		2012	496 350
	21.00	2012	35 000
	20.00	2012	3 431 700
2004	29.10	2013	2 500 000
	30.95	2013	500 000
2005	33.10	2012	200 000
		2013	1 215 500
	33.55	2015	233 333
		2016	233 333
		2017	233 334
Total			14 285 300

Each option entitles the executive to purchase one Richemont 'A' unit

Loans

As at 31 March 2005, loans totalling € 8 208 000 were outstanding to four executive directors. The loans are denominated in Swiss francs, US dollars and euros and carry interest rates between 3 and 5 per cent. They are repayable over periods of up to five years. No loans were outstanding to non-executive directors. Current policy is not to extend further loans to executive directors.

Highest total compensation

The total level of remuneration paid to the highest paid director, including pension contributions, benefits in kind and all other aspects of remuneration but excluding the value of awards under the Group's stock option plan, amounted to € 2 823 000. In addition, that director received options entitling him to acquire 850 000 Richemont 'A' units. These options are exercisable over the coming 12 years at exercise prices of between SFr 33.10 and SFr 33.55.

6. SHAREHOLDER PARTICIPATION RIGHTS

Details of shareholder voting rights and the right to attend meetings of shareholders and participation certificate holders are given above in section 2 of this report under the heading 'Capital Structure'.

7. CHANGE OF CONTROL AND DEFENCE MECHANISMS

In terms of the Swiss Stock Exchange and Securities Trading Act ('SESTA'), Compagnie Financière Richemont SA has not elected to 'opt out' or 'opt up' in respect of the provisions relating to the obligations for an acquirer of a significant shareholding to make a compulsory offer to all unitholders. In accordance with the Act, any party that would directly or indirectly or acting in concert with third parties acquire more than 33⅓ per cent of the voting rights of the Company would therefore be obliged to make an offer to acquire all of the listed equity securities of the Company. The interest of Compagnie Financière Rupert in 100 per cent of the 'B' registered shares in the Company, which existed at the date SESTA came into force, does not trigger any obligation in this respect. As noted above, Compagnie Financière Rupert controls 50 per cent of the voting rights at the level of Compagnie Financière Richemont SA.

No specific provisions exist in the statutes or internal regulations of the Company which would seek to limit or block any takeover bid. No special contractual relationships exist between Group companies and directors or members of management which would protect management or act as a deterrent to a change of control of the Company.

The rules of the stock option plan for executives in the Group contain specific provisions in respect of a change of control of the Group, which are typical in terms of such schemes and would result in the early vesting of benefits due to participants in the event of a change of control taking place.

8. AUDITORS

The external auditors report to the Board of Compagnie Financière Richemont SA through the Audit Committee, which also supervises the Group's relationship with the auditors.

PricewaterhouseCoopers SA were appointed by the shareholders of Compagnie Financière Richemont SA at the 2004 Annual General Meeting as the auditors of the financial statements of the Company and of the consolidated financial statements of the Group. They were appointed for a period of one year and, being eligible, will stand for a further period of office of one year at this year's Annual General Meeting. PricewaterhouseCoopers (formerly Coopers & Lybrand) were initially appointed as auditors of Compagnie Financière Richemont SA and the Group in 1993. Mr Martin Aked, the lead auditor, assumed that role in October 2001.

Total fees paid or accrued as payable to PricewaterhouseCoopers for the audit of the financial statements of the Company and the Group and related services were € 5.2 million in respect of the financial year ended 31 March 2005. Fees paid or accrued as payable in respect of the financial year to PricewaterhouseCoopers for non-audit services amounted to € 2.0 million.

Representatives of PricewaterhouseCoopers attended all meetings of the Audit Committee held during the financial year as well as the meeting of the Committee held on 7 June 2005 at which the financial statements were reviewed. For further information on the role of the Audit Committee, please refer to section 3 of this report.

9. INFORMATION POLICY

The annual report is the principal source of financial and business information for unitholders. The Group's preliminary announcement of the results for the financial year is generally issued in June each year. In addition to the annual report, Richemont publishes, in November each year, an interim report on the first six months' trading period. Announcements as to current trading performance are typically made at the Annual General Meeting and, in respect of the pre-Christmas period, in January each year. Ad hoc news announcements are made in respect of matters which the Board considers to be of significance to unitholders, in accordance with the guidelines laid down by the Swiss Exchange.

The annual and interim reports are distributed to all parties who have asked to be placed on the Group's mailing list and to registered holders of South African Depository Receipts.

All news announcements other than the annual and interim reports are distributed by fax and e-mail. Shareholders and other interested parties may ask to be included on the distribution list by contacting the Company Secretary at the Company's registered office or by e-mail (secretariat@richemont.com) or by registering on the Group's website (www.richemont.com).

Copies of the annual and interim reports, the preliminary announcement and ad hoc press releases may also be downloaded from the Richemont website. Copies of the statutes of both Compagnie Financière Richemont SA and Richemont SA, Luxembourg, together with the Corporate Governance Regulations, are also available on the website.

Statutory and regulatory announcements are published in the Swiss Official Gazette of Commerce ('SHAB').

Sales and operating profit

	March 2005 €m	March 2004 €m	
Sales	3 717	3 375	+ 10%
Cost of sales	(1 325)	(1 283)	
Gross margin	2 392	2 092	+ 14%
Net operating expenses	(1 887)	(1 796)	
Operating profit	505	296	+ 71%

Sales in the year increased 10 per cent to € 3 717 million. This increase includes unusually high rates of growth in the first two months of the financial year, when sales grew by more than 20 per cent. These high rates reflect the negative impact of the SARS epidemic in the comparative period. The improvement in sales continued for the rest of the year, albeit at a more moderate rate, including the important pre-Christmas quarter, when sales increased by 9 per cent.

The gross margin percentage increased from 62.0 per cent to 64.4 per cent, reflecting both changes in product mix and a higher utilisation rate within the Group's manufacturing facilities. In addition, price increases had a positive influence on the gross margin percentage, offsetting the negative impact of the weaker dollar seen during the latter part of the financial year.

Net operating expenses increased by 5 per cent, largely due to increased communication, selling and distribution costs; communication costs having increased by 14 per cent to € 414 million. As a percentage of sales, however, communication costs represented 11.1 per cent, a marginal increase over the prior year. Administration and other expenses decreased by 5 per cent to € 550 million, partly offsetting the increases described above. There were no material, exceptional charges in either period.

Operating profit increased by 71 per cent to € 505 million and the operating margin improved by 4.8 percentage points to 13.6 per cent.


Gross margin
(as % of sales)
62.0%
64.4%
2004
2005
Net operating expenses
(as % of sales)
53.2%
50.8%
2004
2005
Operating margin
(as % of sales)
8.8%
13.6%
2004
2005

ANALYSIS OF SALES AND PROFITABILITY BY BUSINESS AREA

The following table analyses the sales and operating contribution of the Group's five main areas of activity.

	March 2005 € m	March 2004 € m	
Sales			
Jewellery Maisons	**1 956**	1 808	+ 8%
Specialist watchmakers	**885**	780	+ 13%
Writing instrument manufacturers	**427**	389	+ 10%
Leather and accessories Maisons	**265**	258	+ 3%
Other businesses	**184**	140	+ 31%
	3 717	3 375	+ 10%
Operating result			
Jewellery Maisons	**460**	367	+ 25%
Specialist watchmakers	**148**	95	+ 56%
Writing instrument manufacturers	**59**	55	+ 7%
Leather and accessories Maisons	**(40)**	(42)	+ 5%
Other businesses	**3**	(9)	
	630	466	+ 35%
Corporate costs	**(125)**	(170)	– 26%
Operating profit	**505**	296	+ 71%

In the table above, those Maisons which are principally engaged in a specific business area have been grouped together. Accordingly, those businesses which have a heritage as producers of high jewellery and jewellery watches – Cartier and Van Cleef & Arpels – are grouped together as jewellery Maisons. Their entire product ranges, including watches, writing instruments and leather goods, are reflected in the sales and operating results for that segment.

The Group's jewellery Maisons reported an 8 per cent increase in sales at actual exchange rates. During the year, Cartier launches included the new *Panthère* high jewellery range and the relaunch of the *Trinity* collection. Cartier watch sales included a significant contribution from the *Santos* range, including the *Santos 100* and *Santos Dumont* models. Van Cleef & Arpels' sales increased, reflecting the effects of boutique openings and the launch of new products, including the *Hawaii* line. For the segment as a whole, increasing sales and continuing cost control have generated an operating profit of € 460 million and an operating margin of 24 per cent, 4 percentage points above the prior year.

The Group's specialist watchmakers reported a 13 per cent increase in sales, with almost all brands reporting double-digit growth. Operating profit increased by 56 per cent to € 148 million, representing an operating margin of 17 per cent compared with 12 per cent in the prior year.

Richemont's writing instrument manufacturers – Montblanc and Montegrappa – reported sales growth of 10 per cent for the year. This was, in part, attributable to the expansion of Montblanc's retail network but also reflected an increase in demand across its product ranges.

Writing instrument sales particularly benefited from continued demand for the *StarWalker* collection, launched last year. Leather goods, watches and other accessories now account for more than one third of the Maison's sales. Despite the additional costs associated with an expanding retail network, the segmental operating margin was in line with the prior year at 14 per cent. The Montegrappa brand reported strong growth, albeit from a small base, supported by the Group's wholesale distribution network.

The Group's 'Leather and accessories' businesses, being Alfred Dunhill and Lancel, have reported lower levels of losses as the benefits of earlier restructuring steps flow through into results. Despite the weaker currencies in the brand's key Asian markets, losses at Alfred Dunhill were reduced by 20 per cent to € 24 million. Lancel's results included non-recurring charges of some € 7 million principally linked to its French operations as the Maison suffered from weak demand in its principal market, France.

The 'Other businesses' segment includes Chloé, Hackett, Purdey and Old England as well as certain watch component manufacturing activities for third parties. The inclusion of these smaller businesses in one segment recognises the disparity in size between them and the Group's larger operations. Chloé, in particular, has enjoyed an excellent year, with revenue growth of 54 per cent. The Maison has extended its wholesale network, has received numerous design awards and has gained a significantly higher profile in the fashion world.

Operating profit before corporate costs totalled € 630 million, an increase of 35 per cent compared to the prior year. The operating margin before corporate costs consequently increased from 14 per cent to 17 per cent. Corporate costs, which include general administration, central service functions and central marketing initiatives, included certain provisions in the prior year, the non-recurrence of which contributed to the reduction of 26 per cent overall.

The improvement in the trading result, together with the reduction in corporate costs, has resulted in an improvement in the Group's overall operating margin from 8.8 to 13.6 per cent.

Details of sales by product line are given in Note 1 to the consolidated financial statements.

Sales by business area


Specialist watchmakers 24%
Writing instrument manufacturers 11%
Leather & accessories 7%
Other 5%
Jewellery Maisons 53%

2005

SALES BY REGION

	March 2005 € m	March 2004 € m	at actual exchange rates	at constant exchange rates
Europe	1 607	1 458	+ 10%	+ 10%
Japan	642	625	+ 3%	+ 5%
Asia-Pacific	766	637	+ 20%	+ 26%
Americas	702	655	+ 7%	+ 14%
	3 717	3 375	+ 10%	+ 13%

Sales in European markets accounted for 43 per cent of sales, Europe remaining the Group's most important geographic region. The good performance in the region reflects both the strength of the Group's principal Maisons in their home markets and signs of a recovery in terms of tourist numbers in some countries. At constant exchange rates, full year sales in France and Italy increased by 11 per cent and 8 per cent respectively, whilst sales growth in the United Kingdom, which has seen a number of years of good growth, slowed to 2 per cent.

Sales in Japan increased by 3 per cent, with growth driven by Cartier and the specialist watchmakers. The Japanese market continues to grow, despite economic factors that have slowed its development in recent years, such as weaker exchange rates, demographic changes and the lack of growth in the broader economic environment.

Sales in the Asia-Pacific region increased by 20 per cent. It should be noted that sales in the first quarter of the comparative year suffered from the adverse effects of SARS on tourism, but sales in the important pre-Christmas quarter, unaffected by the crisis, were up 16 per cent at constant exchange rates. At constant exchange rates, sales in Hong Kong and China increased by 32 per cent and 44 per cent, respectively.

The Americas region reported underlying sales growth of 14 per cent in constant currency terms, reflecting the strength of demand in the USA and double-digit growth from the Group's jewellery Maisons and specialist watchmakers. At actual exchange rates, sales in euro terms increased by 7 per cent.

Sales by region


Americas
19%
Europe
43%
Asia-Pacific
21%
Japan
17%

2005

SALES BY DISTRIBUTION CHANNEL

	March 2005 € m	March 2004 € m	
Retail sales	**1 509**	1 392	+ 8%
Wholesale sales	**2 208**	1 983	+ 11%
	3 717	3 375	+ 10%

Retail sales increased by 8 per cent, with double-digit growth in Europe and the Asia-Pacific region partly offset by lower rates in Japan and the Americas. As a proportion of total sales, retail sales were in line with the previous year at 41 per cent.

With strong demand for watch products, wholesale sales increased in all regions and by 11 per cent overall.

The Group's network of owned stores grew by 25 during the year to 577 outlets. Whereas Cartier's investments were primarily in the refurbishment of existing stores, other Maisons expanded their retail networks, with most of the overall increase relating to Montblanc and Alfred Dunhill. Montblanc developments included the opening of three new stores in China and the integration of eight former franchises in Mexico. Alfred Dunhill's network increased by eight boutiques, mainly due to the takeover of franchises in Korea. Lancel's network decreased during the year, reflecting its withdrawal from own-store retail activities in Japan.

Retail network (number of points of sale)

	Owned	Franchised	Total
Cartier	154	70	224
Van Cleef & Arpels	35	9	44
Piaget	21	17	38
Montblanc	154	93	247
Alfred Dunhill	81	92	173
Lancel	65	53	118
Hackett	28	–	28
Other	39	30	69
	577	364	941

INCOME STATEMENT ON AN ADJUSTED BASIS

	March 2005 € m	March 2004 € m
Operating profit	**505**	296
Net investment income	2	6
Profit before tax	507	302
Taxation	(92)	(64)
Profit after tax	**415**	238
Minority interests	(2)	–
Net profit of the parent and its subsidiaries	**413**	238
Share of results of associated company		
– British American Tobacco	**468**	422
Net profit of the Group	**881**	660

Net investment income was broadly in line with the prior year, in spite of a € 33 million decrease in income relating to the British American Tobacco preference shares which were disposed of in June 2004. This decrease was largely offset by a significant reduction in net interest expense, reflecting the elimination of net debt during the year.

The Group's effective taxation rate for the year declined from 21.2 per cent to 18.1 per cent. Following the completion of a programme to integrate operations, the Group is now more efficiently structured. With both its headquarters and a large element of its manufacturing operations in Switzerland, the Group also benefits from the comparatively low rate of Swiss corporate taxes.

In the year under review, the Group's share of the results of its associated company, BAT, increased by 11 per cent to € 468 million.

In its financial year to 31 December 2004, BAT's adjusted diluted earnings per share, a good measure of its underlying performance, grew by 10 per cent to 75.83 pence per share. This reflects the higher operating profit, the reduced effective tax rate, lower minority interests and the positive impact of BAT's share buy-back programme.

In the quarter to 31 March 2005, BAT's adjusted diluted earnings per share, calculated using International Financial Reporting Standards, showed an increase of 26 per cent over the comparable period.

In the year to 31 December 2004, BAT – in line with UK accounting practice – included within its equity an amount of £ 918 million, being the gain on the disposal of subsidiaries and some £ 216 million in respect of goodwill reinstated on its balance sheet. These items were linked to the deemed disposal of its US operations as a consequence of the Reynolds American transaction. Under the Group's accounting policies, Richemont has included its share of the gain on disposal of € 252 million within exceptional items in its profit and loss account on a reported basis for the year ended 31 March 2005.

In the year to 31 March 2005, Richemont's interest in BAT generated cash totalling € 1 274 million. This is made up of dividends on its ordinary and preference shares totalling € 267 million (2004: € 252 million), the proceeds on the effective disposal of Richemont's interest in the preference shares of some € 828 million as well as € 179 million on the disposal of a 0.6 per cent effective interest in BAT to Remgro Limited, announced in March 2005. Richemont now has an effective interest in 390 036 627 BAT ordinary shares.

BAT has reported under UK accounting standards ('UK GAAP') for its financial year ended 31 December 2004. From 1 January 2005, BAT has adopted International Financial Reporting Standards ('IFRS'). In Richemont's consolidated financial statements for the year ended 31 March 2005, the Group has included its share of BAT results for the nine months to 31 December 2004 using UK GAAP based figures provided by BAT. To reflect Richemont's April to March financial year, BAT's results for the quarter ended 31 March 2005 and its balance sheet at that date, which were prepared by BAT in accordance with IFRS, were adjusted to reflect consistent accounting policies for the full 12-month period.

The Group's percentage interest in the ordinary capital of BAT fluctuated during the year as a result of the conversion of the BAT preference shares into ordinary shares on 28 May 2004 upon their sale to third party investors and the indirect sale, announced in March 2005, of a 0.6 per cent interest in BAT shares to the Group's joint venture partner, Remgro Limited, offset to some extent by the effect of the share buy-back programme carried out by BAT during the year. The following table shows the percentage interest held by Richemont in BAT during the financial year as well as the percentages applied to the prior year.

For the year ended 31 March 2005:

1 April 2004 to 31 May 2004	19.7%
1 June 2004 to 30 September 2004	18.7%
1 October 2004 to 31 December 2004	18.8%
1 January 2005 to 28 February 2005	18.8%
1 March 2005 to 31 March 2005	18.3%

For the year ended 31 March 2004:

1 April 2003 to 30 September 2003	19.2%
1 October 2003 to 31 March 2004	19.6%

BAT's own attributable profit, excluding goodwill amortisation and exceptional items, was 9 per cent higher than the previous year at £ 1 698 million. However, after accounting adjustments to reflect the present value of the preference shares and preference share dividends, BAT's results for 2005 were 11 per cent higher compared to the previous year. Notwithstanding Richemont's reduced equity interest, the 2 per cent strengthening of sterling against the euro and the improved profitability of BAT resulted in the Group's share of BAT's results increasing in euro terms by 11 per cent to € 468 million.

BAT's financial year runs from 1 January to 31 December, in respect of which it publishes unaudited quarterly financial statements and audited annual financial statements. Richemont's share of the results of its investment in BAT is determined for each year ended 31 March on the basis of the audited results of BAT for the year to the previous 31 December, adjusted to exclude the unaudited results for the three months to the previous 31 March and to include the unaudited results for the three months to Richemont's year end. The carrying value of Richemont's investment in BAT at 31 March each year is based on the unaudited quarterly balance sheet of BAT at that date.

In July 2004, BAT completed the agreement to combine its Brown & Williamson ('B&W') US domestic businesses with that of R.J. Reynolds ('RJR') under Reynolds American Inc, a new holding company 58 per cent owned by RJR shareholders and 42 per cent by BAT. BAT also sold Lane, its US-based pipe and smoking tobacco business, to Reynolds American for $ 400 million in cash. As a consequence of the merger, B&W and each of its affiliates (other than Reynolds American and its subsidiaries) will be indemnified by Reynolds American for all existing and future litigation relating to the US tobacco business. BAT expects that the transaction will significantly improve its competitive position in the US domestic market.

The following comments on BAT's performance have been extracted from the BAT annual report for its financial year ended 31 December 2004:

During BAT's financial year ended 31 December 2004, cigarette volumes, including make-your-own 'stix', grew by 8 per cent to 853 billion cigarettes. The additional volumes were mainly gained from acquisitions together with the impact of the Reynolds American transaction. Excluding these benefits, the growth in sales volume would have been 0.4 per cent. Cigarette sales volumes include the whole of the Reynolds American volume, as is the case with BAT's other associated companies in India and Denmark. The US volumes, therefore, include seven months from B&W and five months from Reynolds American. Excluding merger benefits, there were strong volume performances in Russia, Turkey, India and Pakistan, offset by declines in Germany, France, Canada and Japan. The global drive brands – Dunhill, Kent, Lucky Strike and Pall Mall – grew by 2 per cent. Kent's volume increased by 10 per cent to a new record high of 33 billion.

BAT's operating profit, before goodwill amortisation and exceptional items, was 2 per cent higher at £ 2 830 million. These results were adversely affected by average sterling exchange rates strengthening against almost all currencies. At comparable rates of exchange, operating profit, before goodwill and exceptional items, would have risen by 7 per cent, reflecting the benefit from the Ente Tabacchi Italiani S.p.A. ('ETI') acquisition at the end of 2003 and a good performance in all regions except America-Pacific.

Profit from the America-Pacific region was £ 795 million, a decrease of £ 200 million from the same period last year. This was the result of lower profits in Canada and Japan, further accentuated by the translation of US and Canadian results into sterling. Volumes in the region were up 27 per cent to 131 billion, mainly as a result of the Reynolds American transaction, with higher volumes from South Korea more than offset by declines in Canada and Japan.

In Asia-Pacific, regional profit rose by £ 42 million to £ 515 million as strong performances in Australia, New Zealand, Malaysia, Vietnam, Pakistan, India and the duty-free business were only partially offset by reduced profit from Indonesia and Taiwan. Regional volumes at 201 billion were 4 per cent higher than last year, with strong increases in India, Vietnam, Pakistan and Bangladesh partially offset by declines in Indonesia and Malaysia.

In Latin America, a decrease in profit of £ 12 million to £ 428 million was mainly the result of many currencies in this region weakening against sterling. This masked good performances in local currency terms as the region benefited from an improvement in margins. Regional sales volume at 148 billion was down by 2 billion mainly as a result of increased pressure from the growing illicit trade, especially after excise-driven price increases in Brazil and Argentina. This was partly offset by the additional volumes from the new business acquisition in Peru, good performances in the majority of the Central American markets and growth in Venezuela.

In Europe, profit increased by £ 190 million to £ 726 million, mainly driven by the inclusion of ETI in the results from the beginning of 2004. Excluding ETI, there was good profit growth of 10 per cent at comparable rates of exchange. There were excellent performances in Russia and Romania. The Smoking Tobacco and Cigars business performed well and benefits were realised from cost savings following the closure of factories and a number of reorganisations. These more than offset the adverse impact of markets where excise increases resulted in lower volumes. Regional volumes grew by 7 per cent, reaching 268 billion, primarily due to incremental volume from newly acquired businesses and growth in Russia, partly offset by market-related declines in Western Europe.

Profits in the Africa and Middle East region grew by £ 29 million to £ 366 million, with strong performances from South Africa, Nigeria and the Caucasus, partly offset by the cost of continued investment in new markets and a large fall in profit from Zimbabwe. Volumes rose by 7 per cent to 105 billion mainly as a result of the significant growth in Turkey as well as increases in the Caucasus and Nigeria, partly offset by declines in South Africa and Zimbabwe.

CASH FLOW

	March 2005 € m	March 2004 € m
Operating profit	505	296
Depreciation and other non-cash items	113	151
Earnings before interest, tax and depreciation	618	447
(Increase)/decrease in working capital	(137)	114
Cash generated from operations	481	561
Returns on investments and servicing of finance	5	(26)
Taxation paid	(79)	(68)
Net acquisitions of fixed assets	(127)	(118)
Free cash flow from operations	280	349
Dividends received from associate – BAT	267	252
Proceeds from disposal of BAT preference shares	828	–
Proceeds from indirect disposal of BAT ordinary shares	179	–
Other investing activities, net	(5)	30
Net cash inflow before financing activities	1 549	631
Dividends paid to unitholders	(219)	(176)
Buy-back of Richemont units, net	44	(98)
Other financing activities, net	(257)	(13)
Exchange rate effects	30	29
Increase in cash, cash equivalents and short-term borrowings	1 147	373
Cash and cash equivalents at beginning of year	(371)	(744)
Cash and cash equivalents at end of year	776	(371)
Long-term borrowings	(159)	(423)
Net cash/(borrowings)	617	(794)

During the financial year, Richemont repaid its net borrowings such that, at 31 March 2005, its net cash position was € 617 million. The € 1 411 million change from the prior year reflects principally the cash generated from operations as well as the funds received from the settlement of the BAT preference shares, together with the proceeds of the minor disposal of BAT ordinary shares to Remgro.

Earnings before interest, tax and depreciation amounted to € 618 million, an increase of 38 per cent compared to the prior year, reflecting the increased sales and the Group's operating leverage. Working capital requirements increased by € 137 million during the year, primarily reflecting inventory movements. As a result, € 481 million of cash was generated from operations.

Capital expenditure, net of disposals, was broadly in line with the depreciation charge for the year, reflecting the planned slowdown in the rate of expansion of the Group's retail network and lower investment in the expansion of watch manufacturing capacity.

Dividends received from BAT comprised the final dividend in respect of BAT's financial year ended 31 December 2003 and the interim dividend in respect of the 2004 financial year. Total dividends received amounted to € 267 million, including € 32 million in respect of the final dividend on the preference shares.

Proceeds from the disposal of the preference shares in BAT in 2004 amounted to € 828 million. The payment represented the second and final tranche of the redeemable preference shares issued by BAT as part of the consideration for the merger with Rothmans International in 1999. The proceeds from the indirect disposal of ordinary shares in BAT to Remgro Limited, the Group's joint-venture partner, in March 2005 amounted to € 179 million.

SUMMARISED BALANCE SHEET

	31 March 2005 € m	31 March 2004 € m
Long-term assets		
Fixed assets	733	743
Investment in associated company – BAT	2 746	2 454
Other long-term assets	377	381
	3 856	3 578
Net current assets	1 628	2 359
Net operating assets	5 484	5 937
Net cash/(borrowings)	617	(794)
Cash	1 409	186
Bank loans and overdrafts	(633)	(557)
Short-term portion of long-term borrowings	(4)	(359)
Long-term borrowings	(155)	(64)
Other long-term liabilities	(143)	(171)
	5 958	4 972
Equity		
Unitholders' funds	5 952	4 968
Minority interests	6	4
	5 958	4 972

At 31 March 2005, the Group's interest in BAT ordinary shares amounted to 18.3 per cent and BAT's market capitalisation, based on 2 137 million ordinary shares in issue, amounted to € 28 992 million (£ 19 935 million). The fair value of the Group's investment in BAT ordinary shares therefore amounted to € 5 292 million. Details of movements in the Group's effective interest in BAT ordinary shares are given in the review of the Group's associated company.

The decrease in net current assets was largely due to the June 2004 settlement of the warrants issued in respect of the Group's preference shareholding in BAT. The warrants were exercised by holders in June 2004, resulting in a net cash inflow to Richemont of € 828 million. Compared to March 2004, inventories increased by 9 per cent to € 1 522 million; finished goods inventories remained stable with the largest increase being in raw materials. Stock rotation marginally increased to 14 months.

At 31 March 2005, net cash amounted to € 617 million. Cash balances were primarily denominated in euros, whereas borrowings were spread across the principal currencies of the countries in which the Group has significant operations, namely, euros, yen, dollars and Swiss francs. Borrowings reflect the financing of net operating assets in the countries concerned.

CONSOLIDATED INCOME STATEMENT – ON A REPORTED BASIS

	March 2005 € m	March 2004 € m
Operating profit	505	296
Exceptional item	81	–
Profit before net investment income	586	296
Net investment income	2	6
Profit before taxation	588	302
Taxation	(92)	(64)
Profit after taxation	496	238
Minority interests	(2)	–
Net profit of the parent and its subsidiaries	494	238
Share of net profit of associated company	491	82
Share of net profit on an adjusted basis	468	422
Goodwill amortisation	(222)	(196)
Share of exceptional items reported by associate company	245	(144)
Net profit of the Group on a reported basis	985	320

	March 2005 € m	March 2004 € m
A summary of the effects of goodwill amortisation and exceptional items on unitholders' net profit is shown below:		
Net profit of the Group on a reported basis	985	320
Elimination of goodwill amortisation – associated company	222	196
Elimination of exceptional items	(326)	144
Gain arising on BAT ordinary shares	(81)	–
Share of exceptional items reported by associated company	(245)	144
Net profit on an adjusted basis	881	660

After taking into account goodwill amortisation in respect of the Group's interest in BAT and exceptional items, net profit on a reported basis increased from € 320 million to € 985 million. Reflecting the accounting policy adopted by the Group in the previous financial year, goodwill arising from the acquisition of subsidiary companies is deducted immediately from unitholders' funds. All goodwill amortisation thus relates to the Group's interest in BAT, the Group's associated company.

During the year under review, Richemont disposed of a 0.6 per cent effective interest in BAT to its joint venture partner, Remgro Limited ('Remgro'). This followed an approach from Remgro, which wished to increase its effective interest in BAT to 10 per cent but was precluded from buying shares in the market by the terms of the Standstill Agreement entered into between BAT, Remgro and Richemont in 1999. The disposal was completed on 4 March 2005 and the Group realised an exceptional gain of € 81 million on the transaction. As a consequence of the disposal, the Group's effective interest in BAT declined from 18.8 per cent at the time of the transaction to 18.2 per cent.

Exceptional items reported in the Group's share of BAT's results amounted to € 245 million. The items primarily related to gains on the disposal of subsidiaries and the Reynolds American transaction. In the prior year, the exceptional items reported by BAT primarily related to restructuring costs in the UK and Canada, the Group's share of these costs amounting to € 144 million.

Richemont's net profit for the year, before exceptional items and goodwill amortisation in respect of the investment in BAT, amounted to € 881 million, an increase of 33 per cent. After taking into account goodwill amortisation and exceptional items, net profit for the year on a reported basis in accordance with Swiss generally accepted accounting principles increased to € 985 million from € 320 million in the prior year.

PROPOSED DIVIDEND

The Board of Directors has proposed a dividend of € 0.50 per unit, an increase of 25 per cent over the prior year's level. In addition, the Board has proposed that a special dividend of € 0.50 per unit should be paid to unitholders, reflecting the significant amount of cash received in respect of BAT shares disposed of during the year. The dividends will be payable following the annual general meeting in September 2005.

The dividends will be paid as follows:	Gross dividend per unit	Withholding tax at 35%	Net payable per unit
Ordinary dividend			
Richemont SA, Luxembourg	€ 0.460	–	€ 0.460
Compagnie Financière Richemont SA, Switzerland	€ 0.040	(€ 0.014)	€ 0.026
	€ 0.500	(€ 0.014)	€ 0.486
Special dividend			
Richemont SA, Luxembourg	€ 0.500	–	€ 0.500
	€ 1.000	(€ 0.014)	€ 0.986

CONSOLIDATED FINANCIAL STATEMENTS
DIRECTORS' REPORT

The Board of Directors of Compagnie Financière Richemont SA ('Richemont' or 'the Company') is pleased to submit its report on the activities of the Company and its subsidiary and associated undertakings (together, 'the Group') for the year ended 31 March 2005. The consolidated financial statements on the following pages set out the financial position of the Group at 31 March 2005 and the results and cash flows of its operations for the year then ended. The financial statements of the Company are presented on pages 92 to 96.

The agenda for the Annual General Meeting, which is to be held in Geneva on 15 September 2005, is set out on page 108.

Further information on the Group's activities during the year under review is given in the Financial Review on pages 51 to 64. A list of principal Group companies, held primarily through the Company's wholly-owned subsidiary Richemont SA, Luxembourg, is presented on page 37.

CONSOLIDATED FINANCIAL STATEMENTS
STATEMENT OF ACCOUNTING POLICIES

GENERAL

The financial statements are prepared in accordance with Swiss generally accepted accounting principles as issued by the Foundation for Accounting and Reporting Recommendations in Switzerland ('Swiss GAAP ARR') and comply with Swiss law.

The financial statements of each entity within the Group are measured using the currency that best reflects the economic substance of the underlying events relevant to the entity ('the measurement currency'). The consolidated financial statements are presented in millions of euros, the presentation currency of the Group.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

(A) ACCOUNTING CONVENTION

The financial statements are prepared under the historical cost convention, other than in those instances where fair value accounting is applied as disclosed in the accounting policies set out below.

(B) BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiary undertakings together with the Group's share of the results and retained post-acquisition reserves of associated undertakings.

Subsidiary undertakings are defined as those undertakings that are controlled by the Group. Control of an undertaking most commonly exists when the Company holds, directly or indirectly through other subsidiary undertakings, more than 50 per cent of the ordinary share capital and voting rights of the undertaking. The accounts of subsidiary undertakings are generally drawn up at 31 March of each year. Where audited accounts are not drawn up to this date, the amounts are arrived at by reference to the last audited accounts available. In consolidating the financial statements of subsidiary undertakings, intercompany transactions, balances, unrealised gains and losses are eliminated.

Associated undertakings are defined as those undertakings, not classified as subsidiary undertakings, where the Group is able to exercise a significant influence. Associated undertakings are accounted for under the equity method. The Group's share of the results and attributable net assets of associated undertakings is derived from accounts drawn up at 31 March of each year. Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertaking. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures are enterprises that are jointly controlled by the Group and one or more other parties in accordance with contractual arrangements between the parties. The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. Under this method the Group includes its share of the joint ventures' income and expenses, assets and liabilities and cash flows in the relevant components of the financial statements.

The attributable results of subsidiary undertakings, associated undertakings and joint ventures are included in the financial statements from their dates of acquisition.

(C) FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies, including investments in associated undertakings, are translated into euros at exchange rates prevailing at the balance sheet date. For consolidation purposes, the share capital of the Company is translated from Swiss francs into euros based on the historical rate applicable at the time the Group first adopted the euro as its presentation currency. The earnings of those undertakings in the Group, including associated undertakings, whose accounts are denominated in foreign currencies, are translated into euros at the average exchange rates prevailing during the year. Exchange adjustments arising from the translation of assets and liabilities of subsidiary undertakings and investments in associated undertakings, denominated in foreign currencies, are credited or charged directly to translation reserves. Changes in the fair value of a designated foreign currency derivative that qualifies as a hedge of a net investment in a foreign entity are recognised directly in equity (hedging reserve). Other exchange differences, including those arising from currency conversions in the normal course of business, are credited or charged to the income statement for the year.

(D) REVENUE RECOGNITION

Sales are the amounts receivable by the Company and its subsidiary undertakings from the provision of goods and services to third parties and are stated after deducting value added taxes, duties, other sales taxes and trade discounts. Sales are recognised when significant risks and rewards of ownership of the goods are transferred to the buyer. Sales include royalty income earned by the Group, which is recognised on an accrual basis.

(E) TAXATION

Provision is made in each accounting period for all taxation expected to be payable in respect of profits earned to the end of the period, including taxation on dividends ordinarily expected to be payable within the Group out of such profits.

Deferred taxation is provided using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Currently enacted rates are used to determine deferred taxation. Deferred tax assets relating to unused tax losses carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

(F) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the expected useful lives of the assets. Repairs and maintenance costs are charged to the income statement when incurred.

The costs of property, plant and equipment are depreciated over the expected useful lives of the assets, up to the limits of:

Freehold and leasehold buildings	50 years
Plant and machinery	15 years
Fixtures, fittings, tools and equipment	10 years

Freehold land and assets under construction are not depreciated.

(G) INTANGIBLE ASSETS

Goodwill

Where the consideration paid in respect of the Group's investment in subsidiary and associated undertakings is in excess of the fair value to the Group of the separable net assets acquired, the excess is regarded as goodwill. Goodwill arising from the acquisition of subsidiary undertakings is deducted immediately from unitholders' funds. Goodwill arising from the acquisition of associated undertakings is capitalised within the cost of the investment and is amortised through the income statement on a straight-line basis over its estimated useful life, up to a maximum of 20 years.

Leasehold rights

Premiums paid at the inception of operating leases for leasehold buildings are capitalised and amortised over their expected useful lives or, if shorter, the lease periods.

Software

Costs that are directly associated with developing, implementing or improving identifiable software products having an expected benefit beyond one year are recognised as intangible assets and amortised using the straight-line method over their useful lives, not exceeding a period of five years. Costs associated with evaluating or maintaining computer software are expensed as incurred.

Research, development, patents and trademarks

These expenses are written off in the accounting period in which they are incurred and taken into account in arriving at profit for the year.

(H) LEASES

Assets held under finance leases are capitalised and depreciated over their expected useful lives or, if shorter, the lease periods. The liabilities corresponding to remaining capital payments under finance leases are included within current liabilities and long-term borrowings. Rentals payable for assets held under operating leases are charged to the income statement on the straight-line basis.

(I) IMPAIRMENT OF LONG-TERM ASSETS

Property, plant and equipment and other non-current assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. An impairment loss is recognised when the carrying amount of the asset exceeds its recoverable amount, defined as the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

(J) ADVERTISING AND PROMOTION

These expenses are written off in the accounting period in which they are incurred and taken into account in arriving at profit for the year, except for those costs relating to specific future events, which are carried forward to the accounting period in which those events take place.

(K) INVESTMENTS IN ASSOCIATED UNDERTAKINGS

Investments in associated undertakings are accounted for using the equity method, whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the investor's share of net assets, adjusted where necessary and practicable to reflect the Group's accounting policies. The investment includes goodwill arising on acquisition, net of accumulated amortisation. The Group's share of associated undertakings' net profit, including the amortisation for the period of the Group's goodwill arising on the acquisition of such associated undertakings, is disclosed in a single line in the income statement. Full details of the Group's share of associated undertakings' operating results, goodwill amortisation, net interest, taxation and minority interests are provided within the notes to the financial statements.

(L) OTHER LONG-TERM ASSETS

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included within current assets. Investments that are initiated by the Group by providing money, goods or services directly to a debtor, other than those originated as trading investments, are classified as originated investments. Investments with fixed maturity which the Group has the intent and ability to hold to maturity are classified as held-to-maturity investments and are included within other long-term assets. Investments intended to be held for an indefinite period of time are classified as available-for-sale and are included within other long-term assets. Trading and available-for-sale investments are carried at fair value, whilst originated and held-to-maturity investments are carried at amortised cost. Realised and unrealised gains and losses arising from changes in the fair value of trading and available-for-sale investments are included in the income statement in the period in which they arise.

All purchases of investments are recognised at the trade date and the cost of purchase includes transaction costs. Sales of securities are recognised at the trade date.

(M) INVENTORIES

Inventories are valued at the lower of cost and net realisable value. In general, cost is determined on either a weighted average basis or a 'first in first out' basis depending on the nature of the inventory. The cost of manufactured products comprises material cost plus direct labour, a proportion of overheads attributable to the stage of production reached and, where applicable, duties and taxes.

(N) DEBTORS

Trade and other debtors are stated at original invoiced amount, net of impairment provisions for amounts which are not expected to be recoverable in full.

(O) EMPLOYEE BENEFITS

The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries.

For defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out valuations of the schemes on a cyclical basis, with each scheme being valued at least once every three years. Each pension obligation is measured as the present value of the estimated future cash outflows using interest rates of high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses, outside of a 10 per cent corridor, are spread forward over the average remaining service lives of employees.

The Group's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

The Group operates a stock option plan for executives. No amounts, other than employers' social security costs and taxes, are reflected in the income statement in respect of the granting, vesting or exercise of such options.

(P) PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount of the outflow can be reliably estimated. Provisions are quantified based on reliable estimates of the probable outcomes. Provisions are made for warranty repair costs relating to the sale of certain products which are sold under international guarantee against mechanical faults. Restructuring costs and all other provisions are recognised in the period in which the Group becomes legally or constructively committed to payment.

(Q) FINANCIAL RISK MANAGEMENT

The international nature of the Group's activities exposes it to a variety of financial risks, including the effects of changes in foreign exchange rates and interest rates.

The Group's financial instruments include derivative instruments, as well as cash and cash equivalents, investments, receivables, accounts payable and borrowings. The Group utilises derivative financial instruments in order to hedge interest rate exposure and foreign exchange risk.

All derivatives are recognised on the balance sheet at their fair value. The Group designates certain derivatives, on the date that a derivative contract is entered into, as either a hedge of the fair value of a recognised asset or liability (fair value hedge); or a hedge of a firm commitment or of a forecast transaction (cash flow hedge); or a hedge of a net investment in a foreign entity.

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge and is assessed as being highly effective are recorded in the income statement, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge and is assessed as being highly effective are recognised directly in equity (hedging reserve). Amounts deferred in equity are included in the income statement in the same period as that during which the hedged firm commitment or forecast transaction affects net income. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under International Accounting Standard (IAS) 39 "Financial Instruments: Recognition and Measurement", any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecast transaction is ultimately recognised in the income statement. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in unitholders' funds is immediately transferred to the income statement.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under IAS 39. Changes in the fair value of derivatives that do not qualify for hedge accounting under IAS 39 and those elements of derivatives excluded from the measure of hedge effectiveness are recognised in the income statement.

Hedges of a net investment in a foreign entity are accounted for on a similar basis to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in unitholders' funds; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

The Group formally documents, at inception, all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The Group also formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative financial instruments used for hedging purposes are disclosed in note 29. Movements on the hedging reserve are shown in note 21.

The fair value of publicly-traded derivatives, securities and investments is based on quoted market prices at the balance sheet date. In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date.

(R) CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call with banks, other short-term marketable investments, bank overdrafts and other short-term loans that are similar in nature to bank overdrafts.

(S) TREASURY UNITS

The consideration paid on the acquisition of treasury units is included within the equity reserve for treasury units, is carried at cost and is deducted from unitholders' funds. On the disposal of such treasury units, the original consideration paid is eliminated from the carrying value of treasury units and gains or losses arising on disposal are included as movements in retained earnings and other reserves.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 MARCH

	Notes	2005 € m	2004 € m
Sales	1	3 717	3 375
Cost of sales		(1 325)	(1 283)
Gross profit		2 392	2 092
Net operating expenses	2	(1 887)	(1 796)
Operating profit		505	296
Exceptional item	5	81	–
Profit before net investment income		586	296
Net investment income	6	2	6
Profit before taxation		588	302
Taxation	7	(92)	(64)
Profit after taxation		496	238
Minority interests		(2)	–
Share of results of associated undertaking	8	491	82
Net profit		985	320
Earnings per unit	9	€	€
Earnings per unit on a reported basis – basic		1.798	0.582
Earnings per unit on a reported basis – fully diluted		1.775	0.578

A summary of net profit, adjusted to exclude the effects of goodwill amortisation and exceptional items, is set out below:

	Notes	2005 € m	2004 € m
Net profit as reported		985	320
Goodwill amortisation in respect of associated undertaking	8	222	196
Exceptional item reported by Group	5	(81)	–
Exceptional items reported by associated undertaking	8	(245)	144
Net profit on an adjusted basis		881	660
Earnings per unit	9	€	€
Earnings per unit on an adjusted basis – basic		1.608	1.200
Earnings per unit on an adjusted basis – fully diluted		1.588	1.193

The above summary of adjusted profit is supplementary to the requirements of Swiss generally accepted accounting principles.

CONSOLIDATED BALANCE SHEET
AT 31 MARCH

	Notes	2005 €m	2004 €m
Long-term assets			
Property, plant and equipment	10	681	684
Intangible assets	11	52	59
Deferred tax assets	12	188	187
Investment in associated undertaking	13	2 746	2 454
Other long-term assets	14	189	194
		3 856	3 578
Net current assets			
Inventories	15	1 522	1 402
Debtors	16	817	1 835
Cash		1 409	186
Current assets		3 748	3 423
Bank overdrafts and short-term loans		(633)	(557)
Borrowings	22	(4)	(359)
Accruals and deferred income		(173)	(170)
Current tax liabilities		(120)	(97)
Provisions	23	(63)	(79)
Other current liabilities	17	(355)	(532)
		2 400	1 629
		6 256	5 207
Equity			
Share capital	18	334	334
Participation reserve	19	645	645
Unitholders' capital	20	979	979
Treasury units	21	(560)	(590)
Retained earnings and other reserves	21	5 533	4 579
Unitholders' funds		5 952	4 968
Minority interests		6	4
		5 958	4 972
Long-term liabilities			
Borrowings	22	155	64
Provisions	23	34	46
Post-retirement and other benefit obligations	24	75	89
Deferred tax liabilities	12	34	36
		298	235
		6 256	5 207

The consolidated financial statements were approved by the Board of Directors on 8 June 2005.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 MARCH

	Notes	2005 € m	2004 € m
Cash generated from operations	*26*	481	561
Interest income and similar items		20	5
Interest paid and similar items		(20)	(32)
Other investment income		37	14
Dividends from associated undertaking		235	239
Taxation paid		(79)	(68)
Net cash inflow from operating activities		674	719
Investing activities			
Acquisition of property, plant and equipment		(160)	(124)
Proceeds from disposal of property, plant and equipment		41	14
Acquisition of intangible assets		(8)	(10)
Proceeds from disposal of intangible assets		–	2
Acquisition of subsidiary undertakings and minority interests, net of cash acquired	*27*	(1)	(7)
Proceeds from disposal of preference shares of associated undertaking	*16*	828	–
Proceeds from the partial indirect disposal of effective interest in BAT	*13*	179	–
Proceeds from sale of assets held for resale		–	55
Acquisition of other long-term assets		(23)	(36)
Proceeds from disposal of other long-term assets		19	18
Net cash generated from/(used in) investing activities		875	(88)
Net cash inflow before financing activities		1 549	631
Financing activities			
Proceeds from long-term borrowings		–	303
Repayments of long-term borrowings		(253)	(317)
Dividend paid on Richemont SA participation reserve		(219)	(176)
Buy-back of treasury units and call option premium		(25)	(123)
Proceeds from sale of treasury units		69	25
Other		(4)	1
Net cash used in financing activities		(432)	(287)
Net cash inflow after financing activities		1 117	344
Effects of exchange rate movements		30	29
Net increase in cash and cash equivalents		1 147	373
Cash and cash equivalents at beginning of year		(371)	(744)
Cash and cash equivalents at end of year	*28*	776	(371)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 MARCH

	Share capital €m	Participation reserve €m	Treasury units €m	Translation and other reserves €m	Retained earnings €m	Total unitholders' funds €m	Minority interests €m	Total €m
Balance at 1 April 2003	334	645	(487)	(129)	4 629	4 992	6	4 998
Exchange adjustments	–	–	–	37	(59)	(22)	–	(22)
BAT								
– prior year adjustment reported by BAT	–	–	–	–	(42)	(42)	–	(42)
– change in percentage holding	–	–	–	–	33	33	–	33
Cash flow and net investment hedges								
– net fair value losses	–	–	–	(24)	–	(24)	–	(24)
– transfer to the income statement	–	–	–	(1)	–	(1)	–	(1)
Purchase of minority interests	–	–	–	–	–	–	(2)	(2)
Net profit	–	–	–	–	320	320	–	320
Goodwill set off against unitholders' funds	–	–	–	–	(3)	(3)	–	(3)
Net movement in treasury units	–	–	(103)	(8)	–	(111)	–	(111)
Release of unutilised restructuring provisions created on acquisition of subsidiary undertakings	–	–	–	–	2	2	–	2
Dividend paid on Richemont SA participation reserve	–	–	–	–	(176)	(176)	–	(176)
Balance at 31 March 2004	334	645	(590)	(125)	4 704	4 968	4	4 972
Exchange adjustments	–	–	–	17	–	17	–	17
BAT								
– gain on dilution in percentage holding on conversion of preference shares	–	–	–	–	90	90	–	90
– goodwill reinstated on sale of subsidiaries by associate	–	–	–	–	60	60	–	60
– change in percentage holding	–	–	–	–	(17)	(17)	–	(17)
Cash flow and net investment hedges								
– net fair value gains	–	–	–	10	–	10	–	10
– transfer to the income statement	–	–	–	2	–	2	–	2
Net profit	–	–	–	–	985	985	2	987
Net movement in treasury units	–	–	30	(8)	34	56	–	56
Dividend paid on Richemont SA participation reserve	–	–	–	–	(219)	(219)	–	(219)
Balance at 31 March 2005	334	645	(560)	(104)	5 637	5 952	6	5 958

Note 1 – Sales

Analysis of sales by major product line

	2005 € m	2004 € m
Jewellery	845	789
Watches	1 774	1 560
Writing instruments	298	273
Leather goods	259	240
Clothing and other	541	513
	3 717	3 375

Analysis of sales by geographical area

	2005 € m	2004 € m
Europe	1 607	1 458
Japan	642	625
Asia-Pacific	766	637
Americas	702	655
	3 717	3 375

Analysis of sales by category

	2005 € m	2004 € m
Sales of goods	3 701	3 357
Royalty income	16	18
	3 717	3 375

Note 2 – Net operating expenses

	2005 € m	2004 € m
Selling and distribution costs	923	854
Communication costs	414	364
Administration and other expenses	550	578
	1 887	1 796

Note 3 – Net profit

Profit of the Group includes the following items:

	2005 € m	2004 € m
Depreciation of property, plant and equipment (note 10)	128	131
Amortisation of intangible assets (note 11)	15	14
Operating lease rentals	247	277
Cash flow hedges – transfer from unitholders' funds	2	(1)
Foreign exchange losses on monetary items	10	7
Impairment of property, plant and equipment (note 10)	2	5
Reversal of previous impairments	–	(5)
Trade receivables – impairment charge for bad debts	8	6
Research and development expenditure	6	8
Profit on disposal of fixed assets	(11)	(8)

Note 4 – Personnel

Personnel expenses

	2005 € m	2004 € m
Wages and salaries	716	700
Social security costs	129	122
Pension costs		
– defined contribution plans	24	22
– defined benefit plans (note 24)	17	19
	886	863

Employees

	2005 Number	2004 Number
Average number of persons employed by the Group during the year calculated on a full-time equivalent basis:		
Switzerland	4 180	4 274
Rest of world	10 850	10 597
	15 030	14 871

Note 5 – Exceptional item

	2005 € m	2004 € m
Gain on partial indirect disposal of share of associated undertaking	81	–

In February 2005, R&R Holdings SA (R&R), the vehicle for the Group's tobacco joint venture with Remgro Limited (Remgro), issued additional equity instruments to Remgro. Thus, indirectly, Richemont sold 0.6 per cent of its effective interest in British American Tobacco (BAT). The sale was transacted at a modest premium to the market price of BAT shares prevailing on the day of the transaction. Further details are provided in note 13.

Note 6 – Net investment income

	2005 € m	2004 € m
Interest income and similar items	22	5
Interest expense and similar items	(20)	(28)
Fair value gains on financial instruments	–	29
	2	6

Note 7 – Taxation

	2005 € m	2004 € m
Current taxation	98	78
Current taxation in respect of prior years	–	5
Deferred taxation	(6)	(19)
	92	64

Note 8 – Share of results of associated undertaking

The Group's share of the results of BAT is set out below:

	2005 € m	2004 € m
Operating profit	803	782
Goodwill amortisation	(222)	(196)
Exceptional items	245	(144)
Net interest expense	(69)	(74)
Profit before taxation	757	368
Taxation	(231)	(243)
Profit after taxation	526	125
Minority interests	(35)	(43)
Share of associate's results	491	82

Analysed as follows:	2005 € m	2004 € m
Share of profit on an adjusted basis	468	422
Goodwill amortisation	(222)	(196)
Amortisation charge in respect of associated undertaking	(143)	(147)
Amortisation charge reflected in the Group's share of the results of BAT	(79)	(49)
Exceptional items	245	(144)
Share of profit on a reported basis	491	82

Richemont accounts for its effective interest in BAT under the equity method. Changes in the Group's percentage holding of BAT during the year reflect the conversion of the BAT preference shares into ordinary shares on 28 May 2004, the indirect sale of BAT shares to its joint venture partner Remgro in February 2005 and the share buy-back programme carried out by BAT during the year. The following table indicates the percentages applied to BAT's profits during the financial year:

For the period	Percentage
1 April 2004 to 31 May 2004	19.71
1 June 2004 to 30 September 2004	18.70
1 October 2004 to 31 December 2004	18.83
1 January 2004 to 28 February 2005	18.82
1 March 2005 to 31 March 2005	18.25

For the prior year, during the six month period to 30 September 2003, Richemont's effective interest in BAT was 19.17 per cent and for the six month period to 31 March 2004, 19.58 per cent.

Richemont's share of BAT's exceptional income for the year amounted to € 245 million (2004: exceptional charges of € 144 million).

Note 9 – Earnings per unit

a) On a reported basis

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 547.9 million units (2004: 550.2 million units), together with the net profit of the Group on a reported basis of € 985 million for the year (2004: € 320 million).

Fully diluted earnings per unit is calculated by reference to the 554.8 million units outstanding (2004: 553.3 million units) and net profit on a reported basis for the year of € 985 million (2004: € 320 million).

b) On an adjusted basis

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 547.9 million units (2004: 550.2 million units), together with the net profit of the Group on an adjusted basis of € 881 million for the year (2004: € 660 million).

Fully diluted earnings per unit is calculated by reference to the 554.8 million units outstanding (2004: 553.3 million units) and net profit on an adjusted basis for the year of € 881 million (2004: € 660 million).

Note 10 – Property, plant and equipment

	Land and buildings € m	Plant and machinery € m	Fixtures, fittings, tools and equipment € m	Assets under construction € m	Total € m
Cost					
Balance at 1 April 2004	350	236	727	35	1 348
Exchange adjustments	(2)	–	(17)	–	(19)
Additions	21	14	85	41	161
Transfers and reclassifications	21	1	10	(31)	1
Disposals	(26)	(7)	(49)	(2)	(84)
Impairment	(2)	–	–	–	(2)
Balance at 31 March 2005	362	244	756	43	1 405
Depreciation					
Balance at 1 April 2004	71	184	409	–	664
Exchange adjustments	–	–	(9)	–	(9)
Charge for the year	11	22	95	–	128
Transfers and reclassifications	–	–	1	–	1
Disposals	(11)	(6)	(43)	–	(60)
Balance at 31 March 2005	71	200	453	–	724
Net book amount					
at 31 March 2004	279	52	318	35	684
at 31 March 2005	291	44	303	43	681

Included above is property, plant and equipment with a net book amount of € 21 million (2004: € 25 million) held under finance leases.

The fire insurance value of property, plant and equipment at 31 March 2005 was € 1 262 million (2004: € 1 455 million).

The impairment charges in respect of the current year and reversals in respect of the prior year relate to the reorganisation of certain retail and manufacturing operations.

Committed capital expenditure, for which no provision has been made in these financial statements:

	2005 € m	2004 € m
Property, plant and equipment	17	19

Note 11 – Intangible assets

	Leasehold and distribution rights € m	Software € m	Total € m
Cost			
Balance at 1 April 2004	127	23	150
Additions	4	4	8
Disposals	(1)	–	(1)
Balance at 31 March 2005	130	27	157
Amortisation			
Balance at 1 April 2004	75	16	91
Charge for the year	9	6	15
Disposals	(1)	–	(1)
Balance at 31 March 2005	83	22	105
Net book amount			
at 31 March 2004	52	7	59
at 31 March 2005	47	5	52

The remaining amortisation periods for leasehold rights, distribution rights and software range between 1 and 10 years.

Note 12 – Deferred tax assets and liabilities

	1 April 2004 € m	Exchange adjustments € m	(Charge)/ credit for the year € m	31 March 2005 € m
Accelerated tax depreciation	5	(1)	8	12
Provision on inventories	12	–	1	13
Bad debt reserves	3	–	(1)	2
Post-retirement benefits	11	–	(1)	10
Unrealised gross margin elimination	57	–	1	58
Tax losses carried forward	54	(1)	(2)	51
Other	9	(1)	–	8
	151	(3)	6	154
Deferred tax assets	187			188
Deferred tax liabilities	(36)			(34)
	151			154

At 31 March 2005, the Company and its subsidiary undertakings had taxation losses of € 279 million (2004: € 336 million) in respect of which taxation assets had not been recognised as the future utilisation of these losses is uncertain. A majority of these losses can be carried forward more than 5 years. Based on current rates of taxation, future utilisation of these losses would result in the recognition of a taxation asset at 31 March 2005 of € 88 million (2004: € 110 million).

The Company and its subsidiary undertakings also had temporary differences of € 43 million (2004: € 36 million) in respect of which taxation assets had not been recognised as the future utilisation of these temporary differences is uncertain. Based on current rates of taxation, utilisation of these temporary differences at 31 March 2005 would result in the recognition of a taxation asset of € 13 million (2004: € 12 million).

Note 13 – Investment in associated undertaking

During the year under review, Richemont disposed of a 0.6 per cent effective interest in BAT to its tobacco joint venture partner, Remgro. This followed an approach from Remgro, which wished to increase its effective interest in BAT to 10 per cent but was precluded from buying BAT shares in the open market by the terms of the Standstill Agreement entered into between BAT, Remgro and Richemont in 1999.

The agreement with Remgro was signed on 28 February 2005 and the transaction closed on 4 March 2005. Divestment proceeds to Richemont amounted to € 179 million and the Group realised an exceptional gain of € 81 million on the transaction. As a consequence of the disposal, Richemont's effective interest in BAT declined from 18.82 per cent immediately prior to the transaction to 18.20 per cent.

Richemont and Remgro hold their combined interests in BAT through a jointly controlled vehicle, R&R. The ordinary equity of R&R was, and continues to be, held as to two thirds by Richemont and one third by Remgro. The transfer of the effective interest in the BAT shares from Richemont to Remgro was effected by the issue, by R&R, of 19 281 686 participation securities. Each participation security entitles the holder to all of the rewards and risks of directly owning an ordinary share in BAT and may be redeemed by R&R either by delivery of one BAT ordinary share or by the payment by R&R of the disposal proceeds of a BAT share. The net effect of the transaction was to increase Remgro's interest in BAT by 12 854 457 shares and to decrease Richemont's interest by the same amount.

Richemont accounts for R&R as a joint venture, reflecting only its share of the assets and liabilities of R&R in its own balance sheet, proportionately consolidating its effective interest in the underlying BAT shareholding and the results thereof, as well as taking into account its share of the other income and expenses of R&R. Treatment of R&R as a joint venture has been considered appropriate in terms of the underlying shareholder agreement between Richemont and Remgro, which effectively provides both shareholders with joint control.

In January 2004, BAT changed its accounting policy in respect of its employee share schemes and Employee Share Option Trusts ('ESOTs'). The net carrying value of BAT's ESOTs, previously shown as an asset in the balance sheet and amounting to £ 155 million, was deducted from BAT's equity as at 31 March 2004. The amount of € 42 million shown below is Richemont's share thereof.

In the year ended 31 March 2004 the Group reappraised the method of recognising the effects of changes in its effective interest in BAT resulting from BAT's buy-back of its own shares. Previously, changes in the Group's share of the net assets of BAT were recorded as movements in retained earnings with no impact on the goodwill arising on the Group's investment in BAT. With effect from 1 April 2003, such changes in effective interest are recorded as deemed acquisitions or disposals. An adjustment increasing both goodwill and retained earnings by € 33 million was made at 31 March 2004 in respect of the previous year.

The investment in associated undertaking at 31 March is analysed as follows:

	2005 € m	2004 € m
Carrying value at 1 April	2 454	2 590
Prior year adjustment reported by BAT	–	(42)
Exchange adjustments	(1)	16
Indirect disposal of effective interest	(89)	–
Dilution in percentage holding on conversion of preference shares	90	–
Goodwill reinstated by associate on disposal of subsidiaries	60	–
Change in percentage holding	(17)	33
Net profit before goodwill amortisation	713	278
Amortisation of goodwill	(222)	(196)
Dividends paid	(242)	(225)
Carrying value at 31 March	2 746	2 454

	2005 € m	2004 € m
British American Tobacco		
– Share of net tangible liabilities	(623)	(1 011)
– Goodwill	1 328	1 151
	705	140
Richemont		
– Goodwill arising on the Group's investment in BAT, net of amortisation	2 041	2 314
	2 746	2 454

The market capitalisation of BAT ordinary shares at 31 March 2005 was £ 19 935 million (2004: £ 16 841 million). The fair value of the Group's effective interest of 18.25 per cent in BAT ordinary shares at that date was € 5 292 million (2004: effective interest of 19.6 per cent with a fair value of € 4 927 million).

Note 14 – Other long-term assets

	2005 € m	2004 € m
Available-for-sale investments		
– Shares in unlisted undertakings	36	39
Other		
– Collections	78	74
– Other	75	81
	189	194

Note 15 – Inventories

	2005 € m	2004 € m
Raw materials and consumables	133	42
Work in progress	343	349
Finished goods and goods for resale	1 046	1 011
	1 522	1 402

Note 16 – Debtors

	2005 € m	2004 € m
Trade debtors	402	399
Other debtors	133	137
BAT preference shares	–	806
Secured call warrants	–	176
BAT ordinary and preference shares		
– dividends receivable	166	195
Assets held for resale	–	16
Prepayments and accrued income	116	106
	817	1 835

Trade debtors are stated net of provisions of € 15 million (2004: € 19 million).

As a result of the merger of Rothmans International and BAT in June 1999, R&R held 121.9 million convertible redeemable preference shares in BAT. In January 2003, R&R issued secured call warrants, listed on the Luxembourg Stock Exchange, giving the holder of each warrant the right to receive from R&R one ordinary share in BAT on 28 May 2004, upon payment to R&R of £ 6.75. The issue of these warrants effectively crystallised the terms of the disposal of the preference shares at £ 6.75 per share, either by way of the exercise of the warrants or through the redemption of the preference shares by BAT. Accordingly, the proceeds receivable in respect of the BAT convertible redeemable preference shares and the related secured call warrants were included in debtors at 31 March 2004 given the maturity of the warrants. The Group's share of the net cash proceeds

Note 16 – Debtors (continued)

following the exercise of the warrants on 28 May 2004 amounted to € 828 million.

Included within dividends receivable at 31 March 2004 is an amount of € 32 million being the fair value of the right to receive the final dividend on the preference shares paid by BAT in April 2004.

There is no significant concentration of credit risk with respect to trade debtors due to the Group's internationally diverse customer base.

Note 17 – Other current liabilities

	2005 € m	2004 € m
Trade creditors	197	151
Secured call warrants	–	176
Other creditors	158	205
	355	532

In January 2003 the Group, through R&R, sold secured call warrants in respect of preference shares convertible into ordinary shares of BAT in May 2004. The value of these warrants at 31 March 2004 was determined by reference to their market price as at that date.

Note 18 – Share capital

	2005 € m	2004 € m
Authorised, issued and fully paid:		
522 000 000 'A' bearer shares		
with a par value of SFr 1.00 each	304	304
522 000 000 'B' registered shares		
with a par value of SFr 0.10 each	30	30
	334	334

Note 19 – Participation reserve

	2005 € m	2004 € m
Reserve in respect of 574 200 000 participation certificates with no par value issued by Richemont SA	645	645

Note 20 – Unitholders' capital

In accordance with the articles of incorporation of the respective companies, the shares issued by the Company and the participation certificates issued by Richemont SA have been twinned as follows:

a) Each 'A' bearer share in the Company with a par value of SFr 1.00 is twinned with one bearer participation certificate in Richemont SA with no par value to form one 'A' unit, issued to bearer.

b) Every ten 'B' registered shares in the Company with a par value of SFr 0.10 each are twinned with one registered participation certificate in Richemont SA with no par value to form one 'B' unit, issued in registered form.

The total number of units in issue is thus made up as follows:

	2005 Units	2004 Units
a) 'A' bearer units, each comprising one 'A' bearer share in the Company and one bearer participation certificate in Richemont SA	522 000 000	522 000 000
b) 'B' registered units, each comprising ten 'B' registered shares in the Company and one registered participation certificate in Richemont SA	52 200 000	52 200 000
	574 200 000	574 200 000

In view of this indivisible twinning of shares and participation certificates, the participation reserve of Richemont SA is presented in the consolidated balance sheet of the Company as a component of unitholders' funds. For the same reason, information that would normally be stated on a per share basis is stated in these financial statements on a per unit basis.

Note 21 – Retained earnings, other reserves and treasury units

	2005 € m	2004 € m
a) Summary		
Balance at 1 April	3 989	4 013
Exchange adjustments	17	(22)
Net profit	985	320
Goodwill deducted from unitholders' funds	–	(3)
Dividend paid on Richemont SA participation reserve	(219)	(176)
Movements in hedging reserve	12	(25)
Units purchased, net of units sold	90	(103)
Realised losses on treasury units sold	(21)	(8)
BAT prior year adjustment	–	(42)
BAT change in percentage holding	(17)	33
Gain on disposal of share of associate	90	–
Goodwill reinstated by associate on sale of subsidiaries	60	–
Other adjustments	(13)	2
Balance at 31 March	4 973	3 989

	2005 € m	2004 € m
Retained earnings and reserves other than in respect of treasury units	5 533	4 579
Reserve for treasury units	(560)	(590)
Balance at 31 March	4 973	3 989

Note 21 – Retained earnings, other reserves and treasury units (continued)

b) Legal reserves

Legal reserves amounting to € 95 million (2004: € 95 million) are included in retained earnings and other reserves but are not available for distribution.

c) Reserve for treasury units

In order to hedge its obligations arising under the stock option plan, the Group has purchased Richemont 'A' units. Changes in the holding of this stock of units are shown as movements in unitholders' funds as follows:

Movements in treasury units

	Units millions	€ m
Balance at 1 April 2003	23.4	487
Units purchased	6.5	136
Units sold	(1.6)	(33)
Balance at 31 March 2004	28.3	590
Change in valuation method	–	60
Units sold	(4.3)	(90)
Balance at 31 March 2005	24.0	560

The cost value of the 4.3 million units sold during the year to scheme participants who exercised their options was € 90 million.

During the year the Group changed the method used to determine the cost of treasury units. Previously units sold were measured on an 'allocated cost' basis. At 31 March 2005 the Group has implemented a first-in-first-out basis which resulted in an uplift in the value of units held of € 60 million, with the corresponding entry to retained earnings.

On 1 July 2004 the Group entered into an over the counter purchased call option with a third party to purchase treasury units at the same strike price as the unit options granted to executives in June 2004. The cost of this option is recorded against other reserves.

The market value of the 24.0 million units (2004: 28.3 million units) held by the Group at the year-end, based on the closing price at 31 March 2005 of SFr 37.55 (2004: SFr 34.05), amounted to € 581 million (2004: € 619 million).

d) Goodwill deducted from unitholders' funds

Accumulated goodwill arising on the acquisition of subsidiary undertakings deducted from unitholders' funds is as follows:

	2005 € m	2004 € m
Balance at 31 March	(3 180)	(3 180)

e) Movements in hedging reserve

The table below shows movements on the hedging reserve during the year:

	2005 € m	2004 € m
Balance at 1 April	26	51
Fair value gains/(losses) on cash flow and net investment hedging instruments	10	(24)
Amount transferred to currency translation reserve	(28)	–
Amount transferred to income statement	2	(1)
Balance at 31 March	10	26

Note 22 – Borrowings

	2005 €m	2004 €m
Bank loans	141	402
Finance lease obligations	18	21
	159	423
Short-term portion of long-term loans and finance lease obligations	(4)	(359)
Long-term loans and finance lease obligations	155	64

Bank and other loans are subject to market-linked rates of interest ranging from 0.5 per cent to 6.0 per cent and are predominately denominated in euros, US dollars, GB pounds and Japanese yen.

An analysis of long-term loans and finance lease obligations by due date of repayment is set out below:

	Bank loans		Finance lease obligations		Total	
	2005 €m	2004 €m	2005 €m	2004 €m	2005 €m	2004 €m
Amounts repayable within the financial year ending 31 March						
2005	–	355	–	4	–	359
2006	–	–	4	5	4	5
2007	50	47	4	3	54	50
2008	91	–	2	3	93	3
Thereafter	–	–	9	8	9	8
	141	402	19	23	160	425
Interest	–	–	(1)	(2)	(1)	(2)
	141	402	18	21	159	423

Note 23 – Provisions

	2005 € m	2004 € m
Provisions	97	125
Short-term	(63)	(79)
Long-term	34	46

Movements in provisions for the year are set out below:

	Warranties € m	Restructuring € m	Other € m	Total € m
Provisions at 1 April 2004	19	15	91	125
Exchange adjustments	–	–	(2)	(2)
Additional provisions	14	10	30	54
Provisions reversed	(2)	(3)	(13)	(18)
Utilised in the year	(11)	(11)	(40)	(62)
Provisions at 31 March 2005	20	11	66	97
Short-term	(16)	(11)	(36)	(63)
Long-term	4	–	30	34

Warranties

Group companies provide warranties on certain products. A provision of € 20 million (2004: € 19 million) has been recognised for expected warranty claims based on past experience. It is expected that € 16 million of this provision will be used within the following 12 months and the balance will be utilised over the remainder of the expected lives of the products.

Restructuring

This provision represents the Group's obligations arising from committed restructuring activities, which will be completed within the next year.

Other provisions

These provisions comprise legal and constructive obligations, particularly in respect of onerous lease contracts and employee commitments. The balance at 31 March 2005 is expected to be fully utilised by 2014. It is not expected that the outcome of legal claims provided for will give rise to any significant loss beyond the amounts provided at 31 March 2005.

Note 24 – Employee benefits

Post-retirement and other benefit obligations

Movement in the liability recognised in the balance sheet:

	2005 € m	2004 € m
Net liabilities at 1 April	89	83
Transfer of provision from current liabilities	–	2
Total expense for the year	17	19
Contributions paid	(31)	(15)
Net liabilities at 31 March	75	89

Amounts in the balance sheet:		
Post-retirement and other benefit assets	(21)	–
Post-retirement and other benefit obligations	96	89
	75	89

The net liabilities reflected in long-term liabilities in the balance sheet are determined as follows:

	2005 € m	2004 € m
Present value of funded obligations	196	184
Fair value of plan assets	(185)	(155)
	11	29
Present value of unfunded obligations	96	83
Unrecognised actuarial deficit	(32)	(23)
Net liabilities	75	89

The amounts recognised in the income statement are as follows:

	2005 € m	2004 € m
Current service cost	13	13
Interest cost	13	12
Expected return on plan assets	(10)	(7)
Net actuarial losses recognised	1	1
Total included in personnel expenses (note 4)	17	19

Of the total expense, € 3 million (2004: € 3 million) and € 14 million (2004: € 16 million) were included respectively in cost of sales and net operating expenses.

The actual return on plan assets was a gain of € 13 million (2004: € 18 million).

The principal actuarial assumptions used for accounting purposes reflected prevailing market conditions in each of the countries in which the Group operates and were as follows:

	2004/2005 cost	End-of-year benefit obligation	Weighted average
Discount rate	1.7% to 5.8%	1.5% to 5.5%	4.9%
Expected return on plan assets	2.0% to 6.6%	2.0% to 6.5%	6.2%
Future salary increases	1.5% to 4.9%	1.5% to 4.9%	4.4%
Future pension increases	2.0% to 2.6%	2.2% to 2.7%	2.6%

Assumptions used to determine the benefit expense and the end-of-year benefit obligations for the defined benefit plans varied within the ranges shown above. The weighted average rate for each assumption used to measure the benefit obligation is also shown. The assumptions used to determine end-of-year benefit obligations are also used to calculate the following year's cost.

The Group operates a number of defined benefit and defined contribution retirement arrangements. The major plans are the arrangements in Switzerland, the UK and Germany.

In Switzerland, benefits provided are essentially defined contribution in nature but are subject to a statutory minimum benefit. Since the defined contribution element dominates the plans' benefit structures, it has been concluded that the most appropriate accounting treatment is to consider this arrangement as if it were a defined contribution plan, subject to a continuing check that the defined benefit minimum has no realistic expectation of impacting on benefits paid. Certain other plans, because of the investment and annuity conversion guarantees contained within the benefit structure of these plans, have been accounted for on a defined benefit basis.

In the UK, benefits are related to service and final salary. The plan is funded by a separate trust, with a funding target to maintain assets equal to the value of the accrued benefits based on projected salaries.

In Germany, retirement benefits are related to service and final salary. Since no external pre-financing exists, the liabilities are recognised within the balance sheets of the relevant companies, in line with local practice.

Benefits under arrangements other than those detailed above are generally related to service and either salary or grade. They are funded in all locations where this is consistent with local practice, otherwise the liability is recognised in the balance sheet.

The Group does not have any significant liabilities in respect of any other post-retirement benefits, including post-retirement healthcare liabilities.

Note 24 – Employee benefits (continued)

Stock option plan

The Group has implemented a long-term unit-based compensation scheme whereby executives are awarded options to acquire units at a predetermined price. Awards under the stock option plan typically vest over periods of three to five years and have expiry dates, the date after which unexercised options lapse, of between 6 and 10 years from the date of grant. During the year ended 31 March 2005, awards were granted at a weighted average exercise price of SFr 33.14 per unit (2004: SFr 28.29 per unit). Options in respect of 4 318 652 units (2004: 1 597 850 units) were exercised during the year at an average price of SFr 24.59 per unit.

A reconciliation of the movement in the number of awards granted to executives is as follows:

	Number of options
Balance at 1 April 2003	25 826 210
Awarded	4 133 750
Exercised	(1 597 850)
Lapsed	(890 950)
Balance at 31 March 2004	27 471 160
Awarded	6 724 700
Exercised	(4 318 652)
Lapsed	(1 163 041)
Balance at 31 March 2005	28 714 167

The terms of the outstanding stock options at 31 March 2005 are as follows:

Vesting in the year ending	Weighted average exercise price	Number of options
31 March 2003	SFr 24.25	139 500
31 March 2004	SFr 24.25	2 905 916
31 March 2005	SFr 24.23	2 755 499
31 March 2006	SFr 25.19	4 145 413
31 March 2007	SFr 23.12	4 996 134
31 March 2008	SFr 26.46	5 655 170
31 March 2009	SFr 26.16	4 635 187
31 March 2010	SFr 32.10	2 334 348
31 March 2011	SFr 29.66	586 000
31 March 2012	SFr 29.53	561 000
		28 714 167

Note 25 – Financial commitments and contingent liabilities

At 31 March 2005 the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material losses will arise. Details of the Group's commitments in respect of financial derivatives are given in note 29.

At 31 March 2005 the Group had signed non-cancellable operating leases in respect of which the following minimum rentals are payable:

	Land and buildings		Other assets		Total	
	2005 € m	2004 € m	2005 € m	2004 € m	2005 € m	2004 € m
Within one year	130	127	6	5	136	132
Between two and five years	335	344	6	5	341	349
Thereafter	226	255	1	1	227	256
	691	726	13	11	704	737

Note 26 – Cash inflow from operating activities

	2005 €m	2004 €m
Operating profit	505	296
Depreciation and impairment of property, plant and equipment	130	131
Amortisation of intangible assets	15	14
Other non-cash items	(32)	6
(Increase)/decrease in inventories	(127)	137
Increase in debtors	(32)	(11)
Increase/(decrease) in current liabilities	22	(12)
	481	561

Cash inflow from operating activities is stated before taxation, returns on investments and finance costs. The figure reflects underlying cash flows incurred in respect of each caption and specifically excludes foreign exchange effects, movements in non-operating assets and liabilities and changes in working capital as a result of acquisitions.

Note 27 – Acquisitions of subsidiary undertakings and minority interests

	2005 €m	2004 €m
Acquisitions of subsidiary undertakings and minority interests – cash outflow	1	7
Analysed as:		
Acquisitions of subsidiary undertakings, net of cash acquired	–	5
Acquisitions of minority interests	1	2
	1	7
Net consideration paid	1	7
Net assets acquired	(1)	(4)
Goodwill arising on the acquisition of subsidiaries and minority interests	–	3

The goodwill arising in the prior year has been recorded as a deduction from unitholders' funds.

Note 28 – Cash and cash equivalents

The cash and cash equivalents figure in the consolidated cash flow statement comprises:

	2005 €m	2004 €m
Cash	1 409	186
Bank loans and overdrafts	(633)	(557)
	776	(371)

Bank and other loans are subject to market-linked rates of interest ranging from 0.5 per cent to 6.0 per cent.

Note 29 – Derivative financial instruments

The Group is exposed to financial risks arising from the international nature of its business operations and has therefore established appropriate policies to manage such risks.

The Group's overall financial risk management activities focus on the unpredictability of financial markets and seek to minimise potential adverse effects on the financial performance of the Group. The risk management strategy is reviewed and approved by the Board of Directors and carried out by central Group Treasury. Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the operating units.

To manage such financial risks, the Group uses derivative hedging instruments to offset exposure, whereby the market risk associated with such instruments is primarily offset by equal and opposite movements in the positions covered. Treasury operations are restricted to the hedging of underlying financial risks; speculative trading is not permitted.

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US dollar, Hong Kong dollar and the Japanese yen. Entities within the Group use forward contracts that have a maximum maturity of 12 months to hedge their receivables and payables denominated in foreign currencies.

The Group has a number of investments in foreign subsidiaries and an associated undertaking, whose net assets are exposed to currency translation risk. Currency exposure to the net assets of the Group's subsidiaries is managed primarily through borrowings denominated in the relevant foreign currency.

Interest rate risk

The Group borrows at variable rates and sometimes uses interest rate swaps as cash flow hedges of future interest payments. Such swaps have the economic effect of converting interest rates on borrowings from floating rates to fixed rates.

Credit risk

The Group has no significant concentrations of credit risk, defined as risk in relation to non-performance by counterparties. This risk is minimised by utilising a variety of banks of high credit standing. The Group has policies that limit the amount of credit exposure to any one financial institution.

Liquidity risk

The Group has arranged unsecured committed bank facilities to ensure its liquidity at all times.

The Group uses the following derivative instruments for hedging purposes:

a) Currency forwards: commitments to purchase or sell foreign and domestic currencies.
b) Foreign currency options: contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option), at or by a set date or during a set period, a specific amount of a foreign currency or financial instrument at a predetermined price.
c) Double accrual style option forwards: forward instruments that incorporate similar option terms as described above and that may give the right to double the nominal value of the forward contract.
d) Interest rate swaps: commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of interest rates (for example, fixed for floating). No exchange of principal takes place. The Group's credit risk represents the potential cost of replacing the swap contracts if counterparties fail to perform their obligation.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet date but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and therefore do not indicate the Group's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates relative to their terms.

The fair value of publicly traded derivatives, securities and investments is based on quoted market prices at the balance sheet date. In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date.

The fair values and nominal amounts of derivative instruments held are set out in the following table:

	Nominal amount		Fair value		Fair value	
			Assets	Liabilities	Assets	Liabilities
	2005	2004	2005	2005	2004	2004
	€ m	€ m	€ m	€ m	€ m	€ m
Derivatives designated as cash flow hedges						
Qualifying cash flow hedges						
Interest rate swap derivatives	97	129	–	–	–	(3)
Currency derivatives						
– currency forwards	457	165	13	(2)	–	(3)
– currency options	26	88	1	(1)	1	–
Non-qualifying cash flow hedges						
Double accrual style option forwards	12	–	1	–	–	–
Non-hedge derivatives						
Currency forwards	57	303	–	–	–	(8)
Net investment hedges	–	813	–	–	18	–
Embedded conversion rights associated with BAT preference shares	–	–	–	–	176	–
Secured call warrants in respect of BAT preference shares	–	–	–	–	–	(176)

Note 29 – Derivative financial instruments (continued)

Nominal amount

Nominal amounts represent the following:

- Currency forward contracts: the sum of all contract volumes, bought or sold, outstanding at the year-end;
- Currency options: the sum of the amounts underlying the options outstanding at the year-end.
- Double accrual style option forwards: the nominal value accrued at year-end. Depending on future movements in foreign currency exchange rates, the maximim nominal amount at the date of expiry of these options would not exceed € 98 million.
- Interest rate swaps: the sum of the principal amounts underlying the swaps outstanding at the year-end.

Foreign currency amounts have been translated to euros using the exchange rates prevailing at the balance sheet date.

Non-hedge derivatives

These are transactions involving foreign currency options or currency forwards that cover assets and liabilities already recorded in the balance sheet.

Net investment hedges

The hedge of a net investment was the forward sale by a Group company, with a measurement currency of euros, of an amount in pounds sterling to hedge its investment in a company, with a measurement currency of pounds sterling, that holds the investment in BAT. The hedge was put in place to cover the Group's share of proceeds resulting from the redemption of the BAT preference shares in June 2004 or the exercise of the call warrants issued in respect thereof.

Interest rate swaps

Interest rate swaps have been entered into to manage the risk relative to fluctuations in variable interest rates on short and medium-term lines of credit. At 31 March 2005 the weighted average interest charge of the Group was 2.2 per cent (2004: 2.4 per cent).

Note 30 – Pro forma information

The following pro forma information is provided to demonstrate the effects in the consolidated financial statements of a change in accounting policy in the year ended 31 March 2003 with respect to goodwill arising on the acquisition of subsidiary undertakings. If the Group had not changed its policy, the amounts presented in the financial statements would have been:

	2005 € m	2004 € m
Goodwill on acquisition of subsidiary undertakings		
Cost at 1 April	3 682	3 682
Exchange adjustments	(2)	(3)
Goodwill acquired	–	3
Cost at 31 March	3 680	3 682
Accumulated amortisation and impairment at 1 April	1 195	1 036
Amortisation charge for the year	159	159
Accumulated amortisation and impairment at 31 March	1 354	1 195
Net book amount at 31 March	2 326	2 487

	2005 € m	2004 € m
Net profit for the year		
As reported	985	320
Pro forma reduction in net profit for the year	(159)	(159)
Pro forma net profit	826	161
Unitholders' funds		
As reported	5 952	4 968
Pro forma increase (net book amount of goodwill)	2 326	2 487
Pro forma unitholders' funds	8 278	7 455

Note 31 – Dividend per unit

At the Annual General Meeting of Richemont SA, Luxembourg, to be held in September 2005, a dividend of € 0.96 per unit falls to be approved. Also, at the Annual General Meeting of the Company, to be held on Thursday, 15 September 2005, a dividend of € 0.04 per unit falls to be approved. These financial statements do not reflect these dividends payable, which will be accounted for in unitholders' funds as an appropriation of retained earnings to be effected during the year ending 31 March 2006.

Note 32 – Ultimate parent company

The directors regard Compagnie Financière Rupert, Geneva, Switzerland, to be the Group's controlling party as 50 per cent of the voting rights of the Company are held by that entity.

Note 33 – Company information

Statutory information in respect of the Company is given on page 107.

Note 34 – Post balance sheet events

On 2 June 2005, the Group announced that it had entered into an agreement with Torreal S.C.R., S.A., for the sale of its wholly-owned subsidiary, Hackett Limited. The transaction will have no material impact on the Group's balance sheet, cash flow or results for the year ending 31 March 2006.

REPORT OF THE GROUP AUDITORS

To the General Meeting of Shareholders of
Compagnie Financière Richemont SA, Geneva

As auditors of the Group, we have audited the consolidated financial statements on pages 65 to 89, consisting of the consolidated income statement, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity and the notes to the consolidated financial statements of Compagnie Financière Richemont SA for the year ended 31 March 2005.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with International Standards on Auditing issued by the International Federation of Accountants, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows, in accordance with Swiss GAAP ARR and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA
Martin Aked David Mason
Geneva, 8 June 2005

COMPANY FINANCIAL STATEMENTS

COMPAGNIE FINANCIÈRE RICHEMONT SA

RICHEMONT SA

COMPAGNIE FINANCIÈRE RICHEMONT SA

INCOME STATEMENT

FOR THE YEAR ENDED 31 MARCH

	Note	2005 SFr m	2004 SFr m
Income			
Dividend income		114.8	92.0
Interest income		3.3	2.7
Other income		3.6	3.4
		121.7	98.1
Expenses			
General expenses	2	8.2	10.5
Profit before taxation		113.5	87.6
Taxation		0.3	0.2
Net profit		113.2	87.4

BALANCE SHEET

AT 31 MARCH

	Notes	2005 SFr m	2004 SFr m
Long-term assets			
Investments	3	700.2	700.2
Property, plant and equipment	4	0.1	22.7
		700.3	722.9
Current assets			
Loans to Group companies		698.4	574.8
Debtors		0.3	0.6
Cash and cash equivalents		0.7	0.6
		699.4	576.0
		1 399.7	1 298.9
Shareholders' equity			
Share capital	5	574.2	574.2
Legal reserve	6	117.6	117.6
Reserve for own shares	7	214.1	228.3
Retained earnings	8	491.0	363.6
		1 396.9	1 283.7
Current liabilities			
Accrued expenses		0.7	12.5
Taxation		1.2	2.1
Loans from Group companies		0.9	0.6
		2.8	15.2
		1 399.7	1 298.9

Note 1 – Basis of preparation of the financial statements

The financial statements represent the financial position of Compagnie Financière Richemont SA ('the Company') at 31 March 2005 and the results of its operations for the year then ended, prepared in accordance with Swiss law.

Note 2 – General expenses

General expenses comprise the following:

	2005 SFr m	2004 SFr m
Personnel expenses	3.1	3.1
Depreciation of property, plant and equipment	0.1	0.1
Other	5.0	7.3
	8.2	10.5

Note 3 – Investments

These comprise investments in wholly-owned subsidiary companies, which are stated at cost.

	2005 SFr m	2004 SFr m
Richemont SA, Luxembourg	700.0	700.0
Other investments	0.2	0.2
	700.2	700.2

Note 4 – Property, plant and equipment

Excluding land, the net book value of property, plant and equipment at 31 March 2005 was SFr 0.1 million (2004: SFr 15.0 million). The fire insurance value of property, plant and equipment at 31 March 2005 was SFr 0.1 million (2004: SFr 23.7 million). The reduction in the net book value of property, plant and equipment is due to the disposal of the office building in Zug, following the relocation of the Company's registered office from Zug to Geneva.

Note 5 – Share capital

	2005 SFr m	2004 SFr m
522 000 000 'A' bearer shares with a par value of SFr 1.00 each, fully paid	**522.0**	522.0
522 000 000 'B' registered shares with a par value of SFr 0.10 each, fully paid	**52.2**	52.2
	574.2	574.2

Note 6 – Legal reserve

The legal reserve of SFr 117.6 million (2004: SFr 117.6 million) is not available for distribution.

Note 7 – Reserve for own shares

The reserve is created in respect of Richemont 'A' units purchased by a subsidiary company.

During the year the Group did not purchase any 'A' units in the open market or from executives. In 2004, 6 345 960 'A' units were purchased in the open market for a total cost of SFr 208.2 million in order to hedge obligations under the Group's stock option plan and a further 120 150 units were repurchased from executives.

During the year 4 318 652 'A' units (2004: 1 597 850 'A' units) were sold to executives of the Group under the Group's stock option plan.

At 31 March 2005, following these transactions, the Group held 23 968 608 Richemont 'A' units (2004: 28 287 260 Richemont 'A' units).

During the year the Group purchased a call option to acquire 4 000 000 'A' units in order to hedge obligations under the Group's stock option plan. No part of this option contract was exercised in the year.

A Richemont 'A' unit is composed of one 'A' bearer share issued by the Company and one participation certificate issued by Richemont SA. At the time of formation of Richemont, 25 per cent of the value of an 'A' unit was attributed to the 'A' bearer share issued by the Company and 75 per cent to the participation certificate issued by Richemont SA. In terms of the reserve for own shares established in respect of the units purchased, an amount of SFr 35.4 million, being 25 per cent of the cost of units sold to Group executives during the year, has been transferred out of the reserve for own shares. This amount has been partly offset by an amount of SFr 21.2 million, being 25 per cent of an adjustment due to a change in the method of valuing the Group's holding of units. The net amount of SFr 14.2 million has been transferred out of the reserve for own shares (2004: SFr 30.0 million had been transferred to the reserve for own shares). The remaining 75 per cent of the adjusted cost of units sold has been transferred out of the reserve for own participation certificates in the balance sheet of Richemont SA.

Note 8 – Retained earnings

	2005 SFr m	2004 SFr m
Balance at 1 April of prior year retained earnings	363.6	306.2
Net transfer (to)/from reserve for own shares	14.2	(30.0)
Balance at 1 April, after appropriations	377.8	276.2
Net profit	113.2	87.4
Balance at 31 March	491.0	363.6

Note 9 – Contingent liabilities

At 31 March 2005 the Company had given no guarantees. At 31 March 2004 the Company had given guarantees totalling SFr 646.4 million in respect of which it had received indemnities from subsidiaries in the same amount. Obligations to third parties of various Group companies under these guarantees at 31 March 2004 amounted to SFr 218.9 million.

The directors believe that there are no contingent liabilities.

Note 10 – Significant shareholders

Pursuant to the requirements of the Swiss Federal Act on Stock Exchanges and Securities Trading and the associated ordinances, the Company received formal notification in December 2000 from Compagnie Financière Rupert that it held 522 000 000 'B' registered shares, representing 50.0 per cent of the voting rights in the Company. In addition, Compagnie Financière Rupert has indicated that parties related to it held or controlled 135 426 'A' bearer shares (either directly or through the medium of South African Depository Receipts), representing 0.01 per cent of the voting rights in the Company as at 31 March 2005.

Also pursuant to the requirements of the Swiss Federal Act on Stock Exchanges and Securities Trading and the associated ordinances, the Company received formal notification in January 2003 from The Capital Group Companies Inc., Los Angeles, that companies under its control held 52 501 787 'A' bearer shares, representing 5.03 per cent of the voting rights in the Company. In February 2005 the Company received notification from the Capital Group Companies Inc., Los Angeles, of a reduction in its shareholding to 50 185 417 Richemont 'A' bearer shares, representing 4.81 per cent of the voting rights in the Company.

Richemont Securities SA, a wholly-owned subsidiary of the Company, acts as depository in respect of Richemont South African Depository Receipts ('DR's'), which are traded on the JSE Securities Exchange South Africa. DR's trade in the ratio of ten DR's to each Richemont 'A' unit. In its capacity as depository and on behalf of the holders of DR's, Richemont Securities SA holds one 'A' unit in safe custody for every ten DR's in issue. Richemont Securities SA's interest in Richemont 'A' units is therefore non-beneficial in nature.

All dividends attributable to the 'A' units held in safe custody are remitted by Richemont Securities SA individually to holders of DR's and Richemont Securities SA acts as the approved representative of DR holders in voting at shareholders' meetings of the Company. DR holders may provide Richemont Securities SA with voting instructions as to their holdings of DR's and Richemont Securities SA may only vote on behalf of those DR holders from whom it has received such instructions.

At 31 March 2005, Richemont Securities SA held 160 543 267 Richemont 'A' units (2004: 166 658 221 units), representing some 31 per cent (2004: 32 per cent) of the 'A' units, in safe custody in respect of DR's in issue.

COMPAGNIE FINANCIÈRE RICHEMONT SA

PROPOSAL OF THE BOARD OF DIRECTORS FOR THE APPROPRIATION OF RETAINED EARNINGS

AT 31 MARCH 2005

	SFr m
Available retained earnings	
Balance at 1 April 2004	363.6
Net transfer from reserve for own shares	14.2
Net profit	113.2
Balance available for appropriation	491.0

Proposed appropriation

The proposed dividend payable to Richemont unitholders will be € 0.04 per Richemont unit. This is equivalent to € 0.04 per 'A' bearer share in the Company and € 0.004 per 'B' registered share in the Company. It will be payable to Richemont unitholders on 19 September 2005 in respect of coupon number 5, free of charges but subject to Swiss withholding tax at 35 per cent, at the banks designated as paying agents.

The Swiss franc equivalent to be charged to retained earnings will be calculated at the euro/Swiss franc exchange rate prevailing at the date of the shareholders meeting at which the dividend is approved. The available retained earnings remaining after deduction of the dividend amount will be carried forward to the following business year.

The Board of Directors

8 June 2005

COMPAGNIE FINANCIÈRE RICHEMONT SA
REPORT OF THE STATUTORY AUDITORS

Report of the statutory auditors to the general meeting
of Compagnie Financière Richemont SA, Geneva

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) of Compagnie Financière Richemont SA for the year ended 31 March 2005.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA
Martin Aked Corinne Pointet
Geneva, 8 June 2005

RICHEMONT SA
SOCIÉTÉ ANONYME HOLDING
DIRECTORS' REPORT

The Board of Directors of Richemont SA ('the Company') is pleased to submit its report on the activities of the Company for the year ended 31 March 2005. The following financial statements set out the financial position of the Company and the results of its operations for the year then ended.

STATEMENT OF ACCOUNTING POLICIES

(A) ACCOUNTING CONVENTION

The financial statements are prepared under the historical cost convention, are in accordance with Luxembourg legal and regulatory requirements and are presented in euros.

(B) FOREIGN CURRENCY TRANSLATION

Transactions in foreign currencies during the year are recorded at exchange rates ruling at the time the transactions take place. Monetary assets and liabilities, expressed in currencies other than the euro, are translated at exchange rates ruling at the year end. The resulting exchange gains or losses are credited or charged to the income statement for the year.

(C) INVESTMENTS IN SUBSIDIARY UNDERTAKINGS

Investments in subsidiary undertakings are stated at cost less amounts written off for diminutions in value which are considered to be of a permanent nature. Dividend income is recognised upon declaration by the subsidiary undertaking concerned.

RICHEMONT SA

INCOME STATEMENT

FOR THE YEAR ENDED 31 MARCH

	2005 € m	2004 € m
Income		
Dividend income	955.7	407.3
Other income	4.3	–
Total income	960.0	407.3
Expenses		
General expenses	5.1	4.7
Profit before taxation	954.9	402.6
Taxation	0.4	0.3
Net profit for the year	954.5	402.3

BALANCE SHEET

AT 31 MARCH

	Notes	2005 € m	2004 € m
Long-term assets			
Investments	*2*	3 206.7	3 206.7
Current assets			
Loans to Group companies	*3*	837.8	358.6
Prepayment		0.3	–
Cash and cash equivalents		98.5	0.5
		936.6	359.1
		4 143.3	3 565.8
Shareholders' equity			
Share capital	*4*	215.0	215.0
Participation reserve	*5*	645.0	645.0
Legal reserve	*6*	21.5	21.5
General reserve	*7*	427.0	427.0
Reserve for own participation certificates	*8*	419.7	442.6
Retained earnings	*9*	1 188.2	514.9
		2 916.4	2 266.0
Current liabilities			
Loans from Group companies	*3*	1 225.8	1 225.3
Borrowings	*10*	–	74.1
Accrued expenses		1.1	0.4
		1 226.9	1 299.8
		4 143.3	3 565.8

Note 1 – Company information

Richemont SA is a Luxembourg holding company, incorporated on 5 March 1979. It is a wholly-owned subsidiary of Compagnie Financière Richemont SA, Geneva, Switzerland.

The Company's accounts are included in the consolidated accounts established by Compagnie Financière Richemont SA. These consolidated accounts can be obtained at the registered office of that company at 8 Boulevard James Fazy, 1201 Geneva, Switzerland.

Note 2 – Investments

These comprise investments in subsidiary companies, which are stated at cost.

Note 3 – Loans to and from Group companies

The loans to and from Group companies are principally interest free and are repayable on demand.

Note 4 – Share capital

	2005 € m	2004 € m
Issued and fully paid 1 914 000 shares of no par value	215.0	215.0

Note 5 – Participation reserve

	2005 € m	2004 € m
Reserve established in respect of 574 200 000 participation certificates with no par value	645.0	645.0

The Company has set aside a participation reserve amounting to € 645.0 million and issued, in respect of this reserve, 522 000 000 (2004: 522 000 000) bearer participation certificates with no par value and 52 200 000 (2004: 52 200 000) registered participation certificates with no par value. Bearer and registered participation certificates have identical rights.

Note 6 – Legal reserve

The legal reserve amounting to € 21.5 million (2004: € 21.5 million) is not available for distribution.

Note 7 – General reserve

The general reserve amounting to € 427.0 million (2004: € 427.0 million) is available for distribution subject to the approval of the shareholders.

Note 8 – Reserve for own participation certificates

The reserve is created in respect of Richemont 'A' units purchased by a subsidiary company.

During the year the Group did not purchase any 'A' units (2004: 6 345 960 'A' units were purchased in the open market for a total consideration of € 133.8 million in order to hedge obligations under the Group's stock option plan and a further 120 150 units were repurchased from executives).

During the year 4 318 652 'A' units (2004: 1 597 850 'A' units) were sold to executives of the Group under the Group's stock option plan.

At 31 March 2005, following these transactions, the Group held 23 968 608 Richemont 'A' units (2004: 28 287 260 Richemont 'A' units).

During the year the Group purchased a call option to acquire 4 000 000 Richemont 'A' units in order to hedge obligations under the Group's stock option plan. No part of this option contract was exercised in the year.

A Richemont 'A' unit is composed of one 'A' bearer share issued by Compagnie Financière Richemont SA and one participation certificate issued by the Company. At the time of formation of Richemont, 25 per cent of the value of an 'A' unit was attributed to the 'A' bearer share issued by Compagnie Financière Richemont SA and 75 per cent to the participation certificate issued by the Company. In terms of the reserve for own participation certificates established in respect of the units purchased, an amount of € 69.0 million, being 75 per cent of the cost of units sold to Group executives during the year, has been transferred out of the reserve for own participation certificates. This amount has been partly offset by an amount of € 46.1 million, being 75 per cent of an adjustment due to a change in the method of valuing the Group's stock of units. The net amount of € 22.9 million has been transferred out of the reserve for own participation certificates (2004: € 57.7 million had been transferred to the reserve for own participation certificates). The remaining 25 per cent of the adjusted cost of units sold has been transferred out of a reserve for own shares in the balance sheet of Compagnie Financière Richemont SA.

Note 9 – Retained earnings

	2005 € m	2004 € m
Balance at 1 April of prior year retained earnings before appropriation	514.9	413.2
Dividend paid on share capital	(74.4)	(59.1)
Dividend paid on participation reserve	(229.7)	(183.8)
Balance at 1 April, after appropriation	210.8	170.3
Net transfer from/(to) reserve for own participation certificates	22.9	(57.7)
Net profit for the year	954.5	402.3
Balance at 31 March	1 188.2	514.9

The retained earnings at 31 March are stated before the proposed appropriation as set out below.

Note 10 – Borrowings

These borrowings were dematerialised treasury notes issued under a Commercial Paper Programme which allowed Richemont SA, using a bank as intermediary, to borrow up to € 100.0 million for a duration of less than one year in the European retail market. All amounts were repaid in the year and the programme has been terminated.

Note 11 – Contingent liabilities

At 31 March 2005 the Company had given guarantees totalling € 78.2 million (2004: € 681.5 million) to cover obligations of various Group companies amounting to € 28.3 million (2004: € 166.3 million). The Company does not foresee any liability arising under these guarantees and, therefore, no provision has been made.

The directors believe that there are no other contingent liabilities.

RICHEMONT SA

PROPOSAL OF THE BOARD OF DIRECTORS FOR THE APPROPRIATION OF RETAINED EARNINGS

AT 31 MARCH 2005

	€ m
Available retained earnings	
1 April 2004, after appropriation	210.8
Net transfer from reserve for own participation certificates	22.9
Net profit for the year	954.5
	1 188.2
Proposed appropriation	
Dividend payable on share capital	181.6
Dividend payable on participation reserve	551.2
Balance to be carried forward	455.4
	1 188.2

The proposed dividend on the share capital will be payable to Compagnie Financière Richemont SA, Geneva.

The proposed dividend on the participation reserve amounts to an ordinary dividend of € 0.46 per participation certificate and a special dividend of € 0.50 per participation certificate. It will be payable to Richemont unitholders on 19 September 2005 in respect of coupon number 4, free of charges and with no withholding tax deduction at the banks designated as paying agents.

The Board of Directors
Luxembourg, 6 June 2005

RICHEMONT SA
SOCIÉTÉ ANONYME HOLDING
REPORT OF THE STATUTORY AUDITORS

To the Shareholders of
Richemont SA, Luxembourg

We have audited the accompanying annual accounts of Richemont SA, société anonyme holding, for the year ended 31 March 2005. These annual accounts are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts' presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying annual accounts give, in conformity with Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Richemont SA, société anonyme holding, as of 31 March 2005 and of the results of its operations for the year then ended.

PricewaterhouseCoopers Sàrl
Réviseur d'Entreprises
represented by Luc Henzig
Luxembourg, 6 June 2005

FIVE YEAR RECORD

INCOME STATEMENT

	2001 € m	2002 € m	2003 € m	2004 € m	2005 € m
Sales	3 684	3 860	3 651	3 375	**3 717**
Cost of sales	(1 216)	(1 382)	(1 367)	(1 283)	**(1 325)**
Gross profit	2 468	2 478	2 284	2 092	**2 392**
Net operating expenses	(1 756)	(1 996)	(2 025)	(1 796)	**(1 887)**
Operating profit	712	482	259	296	**505**
Net investment income/(expense)	8	(46)	(56)	6	**2**
Profit before taxation	720	436	203	302	**507**
Taxation	(191)	(107)	(50)	(64)	**(92)**
Profit after taxation	529	329	153	238	**415**
Minority interests	(1)	2	3	–	**(2)**
Net profit of the parent and its subsidiaries	528	331	156	238	**413**
Share of results of associated undertakings	440	495	486	422	**468**
Tobacco	473	495	486	422	**468**
Direct retailing	(33)	–	–	–	**–**
Net profit	968	826	642	660	**881**
Gross profit margin	67.0%	64.2%	62.6%	62.0%	**64.4%**
Operating profit margin	19.3%	12.5%	7.1%	8.8%	**13.6%**
Effective taxation rate	26.5%	24.5%	24.7%	21.2%	**18.1%**

Basis of preparation

The income statement is presented on an adjusted basis excluding the effect of exceptional items and goodwill amortisation. A reconciliation to the results presented on a reported basis is given on page 104.

ANALYSIS OF SALES

	2001 € m	2002 € m	2003 € m	2004 € m	2005 € m
Sales by product line					
Jewellery	892	877	837	789	**845**
Watches	1 653	1 794	1 705	1 560	**1 774**
Writing instruments	263	285	277	273	**298**
Leather goods	312	303	270	240	**259**
Clothing and other	564	601	562	513	**541**
	3 684	3 860	3 651	3 375	**3 717**
Sales by geographic region					
Europe	1 508	1 710	1 558	1 458	**1 607**
Japan	722	744	705	625	**642**
Asia-Pacific	714	710	695	637	**766**
Americas	740	696	693	655	**702**
	3 684	3 860	3 651	3 375	**3 717**
Sales by distribution channel					
Retail	1 647	1 590	1 496	1 392	**1 509**
Wholesale	2 037	2 270	2 155	1 983	**2 208**
	3 684	3 860	3 651	3 375	**3 717**

CONSOLIDATED INCOME STATEMENT

	2001 € m	2002 € m	2003 € m	2004 € m	2005 € m
Reconciliation of net profit					
On a reported basis	1 264	608	728	320	**985**
Goodwill amortisation	384	200	186	196	**222**
Gain on disposal of Vivendi interest	(533)	–	–	–	**–**
Gain arising on BAT preference shares	(189)	–	(301)	–	**–**
Share of BAT exceptional items	42	18	–	144	**(245)**
Write down of Hanover Direct preference shares	–	–	29	–	**–**
Gain on indirect disposal of BAT ordinary shares	–	–	–	–	**(81)**
On an adjusted basis	968	826	642	660	**881**

PER UNIT INFORMATION

	2001	2002	2003	2004	2005
Earnings per unit on a reported basis					
– basic	€ 2.269	€ 1.089	€ 1.309	€ 0.582	**€ 1.798**
– fully diluted	€ 2.264	€ 1.089	€ 1.307	€ 0.578	**€ 1.775**
Earnings per unit on an adjusted basis					
– basic	€ 1.737	€ 1.479	€ 1.155	€ 1.200	**€ 1.608**
– fully diluted	€ 1.734	€ 1.479	€ 1.153	€ 1.193	**€ 1.588**
Dividend per unit	€ 0.300	€ 0.320	€ 0.320	€ 0.400	**€ 0.500**
Special dividend per unit	–	–	–	–	**€ 0.500**

CASH FLOW FROM OPERATIONS

	2001 €m	2002 €m	2003 €m	2004 €m	2005 €m
Operating profit	712	482	259	296	**505**
Depreciation and amortisation	110	133	150	145	**145**
Earnings before interest, tax, depreciation and amortisation (EBITDA)	822	615	409	441	**650**
Other non-cash items	25	46	78	6	**(32)**
(Increase)/decrease in working capital	(270)	(375)	69	114	**(137)**
Cash inflow from operating activities	577	286	556	561	**481**
Capital expenditure	(230)	(308)	(180)	(118)	**(127)**
Net cash inflow/(outflow) from operating activities	347	(22)	376	443	**354**

EXCHANGE RATES

	2001	2002	2003	2004	2005
Average rates					
€ : US$	0.9070	0.8848	0.9947	1.1754	**1.2589**
€ : Yen	100.38	110.64	121.03	132.63	**135.18**
€ : SFr	1.5389	1.4960	1.4651	1.5459	**1.5392**
€ : £	0.6137	0.6176	0.6429	0.6950	**0.6821**

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ('IFRS')

The Group will publicly report under IFRS for the first time in the year ending 31 March 2006, with restated comparative figures for the year to 31 March 2005 as required by IFRS. The first set of consolidated financial statements to be published under IFRS will be the interim report for the six months to 30 September 2005, with restated comparatives for the six months to 30 September 2004.

The Group is well advanced in its preparation for the changes required by the transition, and has for some time been analysing information that will comply with IFRS. Although some of the changes required by IFRS will affect the Group's reported profits and net assets, no changes to the Group's free cash flow are expected.

It is too early to provide a complete analysis of the impact the changes will have on the Group's income statement for the year to 31 March 2005, given that the transition process has not been completed and that further pronouncements by the International Accounting Standards Board may lead to a decision to make additional changes. Nevertheless, a preliminary analysis has identified that the principal and material change to operating profit will be a charge in respect of employee stock options of approximately € 32 million, reflecting the introduction of a new accounting Standard (IFRS 2). Other impacts on operating profit are not anticipated to be material, although certain reclassifications may be required.

Below operating profit, the Group anticipates a number of technical restatements. These are likely to include an increase in deferred taxation assets arising on intra-Group inventory transfers and certain changes in the Group's share of results from British American Tobacco ('BAT'). Overall, Group net profit for the year is expected to be higher following the IFRS restatement.

The share of results from BAT will significantly increase, partly due to the reversal of goodwill amortisation charges. Other technical adjustments relative to BAT include the reclassification of exceptional items between income and equity. Details on the effects of BAT's IFRS transition on its own financial statements are disclosed in BAT's most recent annual report.

The changes required by the transition to IFRS are expected to have a positive impact on Group net assets at 31 March 2005.

The transition to IFRS is not expected to have an impact on the Group's business model or its underlying performance.

STATUTORY INFORMATION

COMPAGNIE FINANCIÈRE RICHEMONT SA

Registered office: 8, Boulevard James-Fazy
1201 Geneva
Switzerland
Tel: (+41) (0) 22 715 3500
Fax: (+41) (0) 22 715 3550

Company Secretary: Judith Sanders

Auditors: PricewaterhouseCoopers SA
50, Avenue Giuseppe-Motta
1202 Geneva
Switzerland

RICHEMONT SA

Registered office: 35, Boulevard Prince Henri
L-1724 Luxembourg
Tel: (+352) 22 42 10
Fax: (+352) 22 42 19

Company Secretary: Judith Sanders

Auditors: PricewaterhouseCoopers Sàrl
400, route d'Esch
L-1471 Luxembourg

Shares of Compagnie Financière Richemont SA are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary, Richemont SA, to form Richemont units. Richemont units are listed on the Swiss Stock Exchange and traded on the virt-x market (Reuters 'CFR.VX'/Bloombergs 'CFR VX') and are included in the Swiss Market Index ('SMI') of leading stocks. Depository receipts in respect of Richemont units are traded on the JSE Securities Exchange South Africa (Reuters 'RCHJ.J'/Bloombergs 'RCH SJ'); American Depository Receipts are traded over the counter in New York. The Board has, however, decided in June 2005 to terminate the American Depository Receipt programme as soon as practicable.

Internet: www.richemont.com
investor.relations@richemont.com
secretariat@richemont.com
press.office@richemont.com

NOTICE OF MEETING

The Annual General Meeting of shareholders of Compagnie Financière Richemont SA will be held at 10.00 am in the 'Salon St-Gervais', Mandarin Oriental Hôtel du Rhône, Quai Turrettini 1, 1201 Geneva on Thursday, 15 September 2005.

AGENDA

1. Business Report
The Board of Directors proposes that the General Meeting, having taken note of the reports of the auditors, approve the consolidated financial statements of the Group, the financial statements of the Company and the directors' report for the business year ended 31 March 2005.

2. Appropriation of profits
At 31 March 2005, the retained earnings available for distribution amounted to SFr 490 971 920. The Board of Directors proposes that a dividend of € 0.04 be paid per Richemont unit. This is equivalent to € 0.04 per 'A' bearer share in the Company and € 0.004 per 'B' registered share in the Company. In euro terms this represents a total dividend payable of € 22 968 000. The Swiss franc equivalent of this amount will be calculated using the euro/Swiss franc exchange rate prevailing at the date of the Annual General Meeting. The Board of Directors proposes that the remaining available retained earnings of the Company at 31 March 2005 after payment of the dividend be carried forward to the following business year.

3. Discharge of the Board of Directors
The Board of Directors proposes that its members be discharged from their obligations in respect of the business year ended 31 March 2005.

4. Election of the Board of Directors
The Board of Directors proposes that the following members be re-elected to serve for a further term of one year: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp and Ernst Verloop. The Board further proposes that Mr Norbert Platt and Ms Martha Wikstrom be elected to the Board.

5. Election of the Auditors
The Board of Directors proposes that PricewaterhouseCoopers be re-appointed for a further term of one year as auditors of the consolidated financial statements of the Group and of the financial statements of the Company.

The financial statements of the Group and of the Company along with the related reports of the auditors together with the directors' report for the year ended 31 March 2005 will be available for inspection at the registered office of the Company from 22 August 2005 onwards. A copy of the financial statements, reports of the auditors and the directors' report, which are contained in the Richemont Annual Report 2005, will be sent to shareholders upon request.

Cards for admission to the Annual General Meeting together with voting forms should be obtained by holders of bearer shares, upon deposit of their share certificates, from any branch of the following banks up to 9 September 2005: UBS AG, Lombard Odier Darier Hentsch & Cie, Vontobel AG and Pictet & Cie. Admission cards will not be issued by the Company itself.

Deposited shares will be blocked until the close of the meeting. No admission cards will be issued on the day of the meeting itself.

A shareholder may appoint a proxy, who need not be a shareholder, as his or her representative at the meeting. Forms of proxy are provided on the reverse of the admission cards. In accordance with Swiss law, each shareholder may be represented at the meeting by the Company, by a bank or similar institution or by Mr Georges Fournier, Etude Poncet et Buhler, Notaires, 6 rue de Candolle, CH-1205 Geneva, as independent representative of the shareholders. Unless proxies include explicit instructions to the contrary, voting rights will be exercised in support of the proposals of the Board of Directors. Proxy voting instructions must be received by the Company or the independent representative by Friday, 9 September 2005.

The meeting will be held in English with a simultaneous translation into French and German.

Depository agents, as defined in Article 689d of the Swiss Company Law, are requested to indicate to the Company, as soon as possible and in any event to the admission control prior to the commencement of the meeting, the number and par value of the shares they represent together with the reference numbers of the relevant admission cards. Institutions subject to the Swiss Federal Act on Banks and Savings Banks of 8 November 1934 and professional fund managers and trustees may be considered as depository agents.

For the Board of Directors:

Johann Rupert EXECUTIVE CHAIRMAN	Jean-Paul Aeschimann DEPUTY CHAIRMAN